Exhibit 99.1

China Mobile Games and Entertainment Group Limited

June 30, 2015

Shareholders of China Mobile Games and Entertainment Group Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of China Mobile Games and Entertainment Group Limited (the “Company”) to be held on July 27, 2015 at 10:00 a.m. (Hong Kong Time). The meeting will be held at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be considered and voted on at the extraordinary general meeting, including at any adjournment thereof.

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to authorize and approve the agreement and plan of merger dated as of June 9, 2015 (the “merger agreement”), among the Company, Pegasus Investment Holdings Limited (“Parent”) and Pegasus Merger Sub Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (the “merger”). Copies of the merger agreement and the plan of merger are attached as Annex A to the accompanying proxy statement.

Under the terms of the merger agreement and the plan of merger, Merger Sub, a Cayman Islands company wholly-owned by Parent, will be merged with and into the Company, with the Company continuing as the surviving company after the merger. If the merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by Parent and, as the result of the merger, the American depositary shares (“ADSs”), each representing fourteen (14) Class A ordinary shares, par value $0.001 (“Class A Ordinary Shares”), will no longer be listed on the NASDAQ Global Market and the American depositary shares program for the ADSs will terminate.

If the merger is completed, each Class A Ordinary Share (including Class A Ordinary Shares represented by ADSs) and Class B ordinary share, par value $0.001 (“Class B Ordinary Share(s)”, and together with the Class A Ordinary Shares, each, a “Share” and collectively the “Shares”) that are issued and outstanding at the effective time of the merger, other than Shares (the “Dissenting Shares”) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Companies Law”), will be cancelled in exchange for the right to receive $1.5714 in cash without interest, and as each ADS represents fourteen (14) Class A Ordinary Shares, each issued and outstanding ADS will represent the right to surrender the ADS in exchange for $22.00 in cash per ADS without interest (less a cancellation fee of $5.00 per 100 ADSs (or fraction thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the deposit agreement, dated as of September 21, 2012, by and among the Company, The Bank of New York Mellon (the “ADS depositary”) and the holders of ADSs issued thereunder (the “ADS deposit agreement”), in each case, less any applicable withholding taxes. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of the Cayman Companies Law. ADS holders, as such, will not be able to exercise dissenter rights, and the ADS depositary will not exercise those rights on behalf of ADS holders, even if the ADS holders ask it to.

In addition, at the effective time of the merger, each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant.

Furthermore, at the effective time of the merger, each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714.

Our board of directors has determined that the merger is advisable and fair to, and in the best interests of the Company and our shareholders and has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger. Our board of directors unanimously recommends that you vote FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company effective as of November 15, 2011 (the “Share Option Scheme”) and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully.

Regardless of the number of Shares you own, your vote is very important. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the aggregate voting power of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is July 25, 2015 at 10:00 a.m. (Hong Kong Time). Each shareholder has one vote for each Class A Ordinary Share held as of the close of business on July 23, 2015 (Cayman Islands Time) and each shareholder has five votes for each Class B Ordinary Share held as of the close of business on July 23, 2015 (Cayman Islands Time). Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

Voting at the extraordinary general meeting will take place by poll, as the chairman of the Company’s board of directors has undertaken to demand a poll at the meeting.

As the record holder of the Class A Ordinary Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Class A Ordinary Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the close of business in New York City on July 1, 2015, the ADS record date. The ADS depositary must receive such instructions no later than 5:00 p.m. (New York City Time) on July 23, 2015. If the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote any Class A Ordinary Shares represented by the holder’s ADSs, or no instructions are received by the ADS depositary from an ADS holder with respect to any Class A Ordinary Shares represented by the holder’s ADSs on or before the ADS record date, then such holder may, under the terms of ADS depositary agreement, be deemed to have instructed the ADS depositary to give a discretionary proxy to a person designated by the Company, which shall be a member of the board of directors (the “Designee”). Unless the Company notifies the ADS depositary that there exists substantial opposition against the outcome for which the Designee would otherwise vote at the extraordinary general meeting or that would have a material adverse impact on the holders of ADSs or on the holders of Class A Ordinary Shares, the Designee may receive a discretionary proxy from the ADS depositary and may vote all Class A Ordinary Shares underlying such uninstructed ADSs FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Class A Ordinary Shares prior to the close of business in the Cayman Islands on, July 23, 2015, the Share record date.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance in voting your Shares or ADSs, you can contact Investor Relations, China Mobile Games and Entertainment Group Limited, at +852-2700-6168 or at ir@cmge.com.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Lijun Zhang
Lijun Zhang
Chairman of the Board of Directors

The proxy statement is dated June 30, 2015, and is first being mailed to the shareholders on or about July 7, 2015.

China Mobile Games and Entertainment Group Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 27, 2015

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the members of China Mobile Games and Entertainment Group Limited (the “Company”) will be held on July 27, 2015 at 10:00 a.m. (Hong Kong Time) at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong to consider and vote upon the following resolutions:

•	as a special resolution:

THAT the agreement and plan of merger dated as of June 9, 2015 (the “merger agreement”) among the Company, Pegasus Investment Holdings Limited (“Parent”) and Pegasus Merger Sub Limited (“Merger Sub”) (such merger agreement being in the form attached to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (the “merger”), be and are hereby authorized and approved;

•	as an ordinary resolution:

THAT effective as of the effective time of the merger, the Share Option Scheme of the Company be terminated; and

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be authorized to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

A list of the ordinary shareholders of the Company will be available at its principal executive offices at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

If you own American depositary shares (“ADSs”), each representing fourteen (14) Class A ordinary shares of the Company, par value $0.001 per share (“Class A Ordinary Shares”), you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Class A Ordinary Shares underlying the ADSs) how to vote the Class A Ordinary Shares underlying your ADSs. The ADS depositary must receive such instructions no later than 5:00 p.m. (New York City Time) on July 23, 2015 in order to vote the underlying Class A Ordinary Shares at the extraordinary general meeting. Alternatively, you may vote directly at the extraordinary general meeting if you surrender your ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of the ADSs, provide instructions for the registration of the corresponding Class A Ordinary Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Class A Ordinary Shares) before the close of business in New York City on July 20, 2015, and become a registered holder of Class A Ordinary Shares by the close of business in the Cayman Islands on July 23, 2015. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

Furthermore, if the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote any Class A Ordinary Shares represented by the holder’s ADSs, or no instructions are received by the ADS depositary from an ADS holder with respect to any Class A Ordinary Shares represented by the holder’s ADSs on or before the ADS record date, then such holder may, under the terms of the ADS deposit agreement, be deemed to have instructed the ADS depositary to give a discretionary proxy to a person designated by the Company, which shall be a member of the board of directors (the “Designee”). Unless the Company notifies the ADS depositary that there exists substantial opposition on the matters to be voted on at the extraordinary general meeting or that such matters would have a material adverse impact on the holders of ADSs or on the holders of Class A Ordinary Shares, the Designee may receive a discretionary proxy from the ADS depositary and may vote all Class A Ordinary Shares underlying such ADSs FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

After careful consideration, the Company’s board of directors unanimously authorized and approved the merger agreement and recommends that you vote FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of our Class A Ordinary Shares and Class B ordinary shares, par value $0.001 per share (together, the “Shares”) representing at least two-thirds of the aggregate voting power of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than July 25, 2015 at 10:00 a.m. (Hong Kong Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” and the “instrument of proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll, as the chairman of the Company’s board of directors has undertaken to demand a poll at the meeting. Each shareholder has one vote for each Class A Ordinary Share held as of the close of business on July 23, 2015 (Cayman Islands Time) and each shareholder has five votes for each Class B Ordinary Share held as of the close of business on July 23, 2015 (Cayman Islands Time).

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

If you submit your signed proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance in voting your Shares or ADSs, you can contact Investor Relations, China Mobile Games and Entertainment Group Limited, at +852-2700-6168 or at ir@cmge.com.

The merger agreement, the plan of merger and the merger are described in the accompanying proxy statement. A copy of the merger agreement and a copy of the plan of merger are included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

Notes:

1.	In the case of joint holders the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

2.	The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized in writing.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The chairman of the meeting may at his discretion direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5.	Votes given in accordance with the terms of a proxy card shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Lijun Zhang
Lijun Zhang
Chairman of the Board of Directors

June 30, 2015

i

ii

SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers about the Extraordinary General Meeting and the Merger,” highlights selected information contained in this proxy statement regarding the merger and may not contain all of the information that may be important to your consideration of the merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 71. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to China Mobile Games and Entertainment Group Limited and its subsidiaries. All references to “dollars” and “$” in this proxy statement are to U.S. dollars.

The Parties Involved in the Merger

The Company

China Mobile Games and Entertainment Group Limited is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. The Company has a large portfolio of popular and high-grossing games, as measured by downloads and revenues. As of December 31, 2014, the Company’s game portfolio included 83 social games, 430 game bundles and 238 single-player games. In order to leverage the high quality of its game portfolio, the Company has established a multifaceted publishing platform. In particular, the Company cooperates with numerous business partners, including handset companies, app stores, web platforms, chipset manufacturers, advertisers and mobile network operators.

The Company’s principal executive offices are located at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China. The Company’s telephone number is (852) 2700-6168 and the Company’s fax number is (852) 2763-4168. The Company’s registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

For a description of the Company’s history, development, business and organizational structure, see the Annual Report on Form 20-F for the year ended December 31, 2014, filed on April 29, 2015, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 71 for a description of how to obtain a copy of the Company’s Annual Report.

Parent

Parent is an exempted company with limited liability incorporated under the laws of the Cayman Islands and the direct and sole shareholder of Merger Sub. Parent was formed solely for the purposes of acquiring the Company and has not engaged in any business except for activities incidental to its formation and as contemplated by the merger agreement. Parent does not currently hold any Shares.

Parent is currently an indirect wholly-owned subsidiary of Beijing Orient Zhike Equity Investment Center (Limited Partnership) (“Orient Zhike”), a limited partnership established in the PRC and the general partner of which is Orient Hongtai Zhihe (Beijing) Investment Management Co., Ltd. (“Orient Hongtai”, together with Orient Zhike, “Orient”). Orient Hongtai is a controlled affiliate of Orient Securities Company Limited, a PRC company listed on the Shanghai Stock Exchange.

Upon the consummation of the merger, Parent will be owned by affiliates of (a) Orient, (b) Changpei (Shanghai) Investment Center (Limited Partnership) (“Changjiang Fund”), a limited partnership established in the PRC the general partner of which is ChangJiang Growth Capital Investment Co., Ltd. (“Changjiang Capital”,

together with Changjiang Fund, “Changjiang”), and (c) Beijing HT Capital Investment Management Co., Ltd. (“Beijing HT”). Changjiang Capital is a wholly owned subsidiary of Changjiang Securities Company Limited, a company listed on the Shenzhen Stock Exchange.

The registered office of Parent is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Merger Sub

Merger Sub is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent. Merger Sub was formed solely for the purposes of completing the merger and has not engaged in any business except for activities incidental to its formation and as contemplated by the merger agreement. Upon the consummation of the merger, Merger Sub will cease to exist and the Company will continue as the surviving company.

The registered office of Merger Sub is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Merger (Page 45)

You are being asked to vote to authorize and approve the merger agreement among the Company, Parent and Merger Sub, the plan of merger and the transactions contemplated by the merger agreement, including the merger. Once the merger agreement and plan of merger are authorized and approved by the requisite vote of the shareholders of the Company and the other conditions to the consummation of the transactions contemplated by the merger agreement are satisfied or waived in accordance with the terms of the merger agreement, and the plan of merger is registered with the Registrar of Companies in the Cayman Islands, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company. The Company, as the surviving company, will continue to do business under the name “China Mobile Games and Entertainment Group Limited” following the merger. If the merger is completed, the Company will cease to be a publicly traded company. Copies of the merger agreement and the plan of merger are attached as Annex A to this proxy statement. You should read the merger agreement and the plan of merger in their entirety because they, and not this proxy statement, are the legal documents that govern the merger.

Merger Consideration (Page 45)

Under the terms of the merger agreement, at the effective time of the merger, each of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares that are issued and outstanding at the effective time of the merger, other than Shares (the “Dissenting Shares”) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Companies Law”), will be cancelled in exchange for the right to receive $1.5714 in cash without interest, and as each ADS represents fourteen (14) Class A Ordinary Shares, each issued and outstanding ADS will represent the right to surrender the ADS in exchange for $22.00 in cash per ADS without interest (less a cancellation fee of $5.00 per 100 ADSs (or fraction thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the deposit agreement, dated as of September 21, 2012, by and among the Company, The Bank of New York Mellon (the “ADS depositary”) and the holders of ADSs issued thereunder (“the ADS deposit agreement”), in each case, less any applicable withholding taxes. The Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of the Cayman Companies Law. ADS holders, as such, will not be able to exercise dissenter rights, and the ADS depositary will not exercise those rights on behalf of ADS holders, even if ADS holders ask it to. Please see “Dissenter Rights” beginning on page 61 for additional information.

Treatment of Company Share Options, Warrants and Restricted Share Units (Page 34)

In addition, at the effective time of the merger, each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant.

Furthermore, at the effective time of the merger, each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714.

Record Dates and Voting (Page 40)

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on July 23, 2015, the Share record date for voting at the extraordinary general meeting. If you own ADSs at the close of business in New York City on July 1, 2015, the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Class A Ordinary Shares underlying the ADSs) on how to vote the Class A Ordinary Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 5:00 p.m. (New York City Time) on July 23, 2015 in order to ensure your Class A Ordinary Shares are properly voted at the extraordinary general meeting. Alternatively, if you own ADSs on the ADS record date, you may vote at the extraordinary general meeting by cancelling your ADSs (and certifying you have not instructed, and will not instruct, the ADS depositary to vote the Class A Ordinary Shares represented by your ADSs) before the close of business in New York City on July 20, 2015 and becoming a registered holder of Class A Ordinary Shares prior to the close of business in the Cayman Islands on July 23, 2015, the Share record date. Each issued and outstanding Class A Ordinary Share on the Share record date entitles the holder to one vote, and each issued and outstanding Class B Ordinary Shares on the Share record date entitles the holder to five votes, on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. The Company expects that, as of the Share record date, there will be 257,778,421 Class A Ordinary Shares and 180,821,228 Class B Ordinary shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card, the form of which is attached hereto as Annex D, and vote is July 25, 2015 at 10:00 a.m. (Hong Kong Time). See “—Voting Information” below.

Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger (Page 41)

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the aggregate voting power of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Pursuant to a voting agreement, dated as of June 9, 2015, which we refer to herein as the “voting agreement” entered into by the V1 Group Limited (the “Controlling Shareholder”) and Parent, the Controlling Shareholder has agreed to, among other things, vote its Shares in favor of the authorization and approval of the merger agreement and the transactions contemplated thereby at the extraordinary general meeting. If the Controlling Shareholder obtains approval from its shareholders in the general meeting of its shareholders for the merger, and assuming the Controlling Shareholder complies with its obligations under the voting agreement and vote all of its Shares in favor of the merger agreement and the transactions contemplated thereby at the extraordinary general meeting, and assuming that all shareholders vote in person or by proxy at the extraordinary general meeting of shareholders, no additional votes approving the merger and authorizing and approving the merger agreement and the transactions contemplated thereby by other shareholders will be required to approve the merger and authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby.

The voting obligations of the Controlling Shareholder contained in the voting agreement terminate upon the first to occur of (i) the effectiveness of the merger, (ii) the termination of the merger agreement by either or both of Parent and the Company in accordance with its terms; (iii) at any time upon the written agreement of Parent and Merger Sub, on the one hand, and the Controlling Shareholder, on the other hand; and (iv) a validly convened shareholder meeting of the Controlling Shareholder at which the shareholders of the Controlling Shareholder do not approve the Controlling Shareholder’s performance of certain of its obligations under the voting agreement. The performance by the Controlling Shareholder of its obligations under the voting agreement with respect to voting of its Shares, and grant of proxy to Parent to vote its Shares, in favor of the approval and authorization of the merger agreement and the transactions contemplated thereby is conditional upon the obtaining of the approval from the shareholders of the Controlling Shareholder in its general meeting of shareholders for the merger.

Voting Information (Page 41)

Before voting your Shares, we encourage you to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is July 25, 2015 at 10:00 a.m. (Hong Kong Time).

If you own ADSs as of the close of business in New York City on July 1, 2015, the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Class A Ordinary Shares underlying the ADSs) how to vote the Class A Ordinary Shares underlying your ADSs. The ADS depositary must receive such instructions no later than 5:00 p.m. (New York City Time) on July 23, 2015 in order to ensure the Class A Ordinary Shares underlying your ADSs are properly voted at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Class A Ordinary Shares prior to the close of business in the Cayman Islands on July 23, 2015. If you wish to cancel your ADSs for the purpose of voting Class A Ordinary Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on July 20, 2015 together with (a) delivery instructions for the corresponding Class A Ordinary Shares (name and address of person who will be the registered holder of Class A Ordinary Shares), (b) payment of the ADS cancellation fees (up to $5.00 per 100 ADSs (or any fraction thereof) to be cancelled) and any applicable taxes, and (c) a certification that you held the ADSs as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled or have given voting instructions to the ADS depositary as to the ADSs being cancelled but undertake not to vote the corresponding Class A Ordinary Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Class A Ordinary Shares, to transfer registration of the Class A Ordinary Shares to the former ADS holder (or a person designated by the former ADS holder). If after registration of Class A Ordinary Shares in your name, you wish to receive a certificate evidencing the Class A Ordinary Shares registered in your name, you will need to request the registrar of the Class A Ordinary Shares to issue and mail a certificate to your attention.

If the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote any Class A Ordinary Shares represented by the holder’s ADSs, or no instructions are received by the ADS depositary from an ADS holder with respect to any Class A Ordinary

Shares represented by the holder’s ADSs on or before the ADS record date, then such holder may, under the terms of ADS depositary agreement, be deemed to have instructed the ADS depositary to give a discretionary proxy to the Designee. Unless the Company notifies the ADS depositary that there exists substantial opposition on the matters to be voted on at the extraordinary general meeting or that such matters would have a material adverse impact on the holders of ADSs or on the holders of Class A Ordinary Shares, the Designee may receive a discretionary proxy from the ADS depositary and may vote all Class A Ordinary Shares underlying such uninstructed ADSs FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Dissenter Rights of Shareholders (page 61)

Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote on the merger is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenter rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenter rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTER RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTER RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CLASS A ORDINARY SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON JULY 20, 2015 AND BECOME REGISTERED HOLDERS OF CLASS A ORDINARY SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON JULY 23, 2015. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTER RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW.

We encourage you to read the section of this proxy statement titled “Dissenter Rights” as well as Annex F to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenter rights.

Recommendation of the Board of Directors (Page 39)

On June 9, 2015, the board of directors of the Company, after carefully considering all relevant factors, determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement, and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. ACCORDINGLY, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE AUTHORIZATION AND APPROVAL OF THE MERGER AGREEMENT, THE PLAN OF MERGER AND THE TRANSACTIONS CONTEMPLATED

BY THE MERGER AGREEMENT, INCLUDING THE MERGER, FOR THE TERMINATION, AS OF THE EFFECTIVE TIME OF THE MERGER, OF THE SHARE OPTION SCHEME OF THE COMPANY AND FOR THE ADJOURNMENT OF THE EXTRAORDINARY GENERAL MEETING IN ORDER TO ALLOW US TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE AUTHORIZATION AND APPROVAL OF THE MERGER AGREEMENT AND THE PLAN OF MERGER IN THE EVENT THAT THERE ARE INSUFFICIENT PROXIES RECEIVED TO PASS THE SPECIAL RESOLUTION AT THE EXTRAORDINARY GENERAL MEETING.

The foregoing summary is qualified in its entirety by reference to, and you are encouraged to refer to, “The Merger—Reasons for the Merger and Recommendation of the Company’s Board of Directors” beginning on page 22, which provides a detailed discussion of the material factors considered by our board of directors in determining to recommend the adoption of the merger agreement.

Financing of the Merger (Page 34)

The total amount of funds necessary to complete the merger and the related transactions at the closing of the merger (the “Closing”), excluding payment of fees and expenses in connection with the merger, is anticipated to be approximately $743 million. This amount is expected to be provided through aggregate equity commitments of $750 million from Orient Zhike, Changjiang Fund and an affiliate controlled by Beijing HT, as contemplated by the equity commitment letters dated as of June 9, 2015 by and among the Company, Parent and each of Orient Zhike, Changjiang Fund and Beijing HT (the “equity commitment letters”).

Opinion of the Company’s Financial Advisor (Page 25)

Our board of directors retained Duff & Phelps, LLC (“Duff & Phelps”) to act as its financial advisor in connection with the merger. On June 9, 2015, Duff & Phelps rendered its oral opinion, subsequently confirmed in writing, to our board of directors, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the per Share merger consideration and the per ADS merger consideration to be received by the holders of Shares (other than the Dissenting Shares) and ADSs, respectively, pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Duff & Phelps’ written opinion, dated as of June 9, 2015, is included as Annex E to this proxy statement. You should read the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, by Duff & Phelps in rendering the opinion. Duff & Phelps’ opinion is directed to our board of directors and addresses only the fairness from a financial point of view of the per Share merger consideration and per ADS merger consideration pursuant to the merger agreement to holders of Shares and ADSs, respectively, as of the date of the opinion. The Duff & Phelps opinion does not address any other aspects of the merger and does not constitute a recommendation to any of our shareholders or ADS holders as to how to vote at any shareholders meeting related to the merger or to take any other action with respect to the merger.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 35)

In considering the recommendation of the board of directors, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•

Upon the completion of the merger, executive officers and directors of the Company holding Shares or ADSs will be entitled to receive the per Share merger consideration or the per ADS merger consideration, as applicable, for such Shares or ADSs. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the Shares and ADSs owned by them on the date of this proxy statement will be approximately $74.1 million (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

•	Certain directors and executive officers hold share options, warrants or restricted share units of the Company. At the effective time of the merger, (i) each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant, and (ii) each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the share options, warrants and restricted share units will be approximately $35.6 million, assuming that the Closing occurs on December 9, 2015, the Termination Date as defined in the merger agreement (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law). See the section titled “The Merger—Treatment of Company Share Options, Warrants and Restricted Share Units” beginning on page 34.

•	Continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company pursuant to the merger agreement.

•	The expected continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

The Company’s board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the merger agreement and related matters. Please see “The Merger—Interests of Certain Persons in the Merger” beginning on page 35 for additional information.

Acquisition Proposals (Page 52)

The merger agreement restricts our ability to solicit or engage in discussions or negotiations with third parties regarding alternative acquisition proposals. However, subject to specified conditions, we may furnish information to, or enter into discussions or negotiations with, a third party in response to an unsolicited takeover proposal from such third party if our Board determines in good faith (after consultation with its outside financial advisors and outside legal counsel) that the takeover proposal constitutes, or would be reasonably expected to lead to, a superior proposal (as defined in the section titled “The Merger Agreement and Plan of Merger—No Solicitation of Acquisition Proposals” and “The Merger Agreement and Plan of Merger—No Change of Recommendation”). See and read carefully “The Merger Agreement and Plan of Merger—No Solicitation of Acquisition Proposals” beginning on page 52 and “The Merger Agreement and Plan of Merger—No Change of Recommendation”) beginning on page 54.

Termination of the Merger Agreement (Page 56)

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained:

•	by mutual written consent of the Company and Parent;

•	by either Parent or the Company, if:

•	the effective time of the merger has not occurred on or before December 9, 2015;

•	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger;

•	our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

•	Controlling Shareholder does not obtain approval from its shareholders in general meeting for the merger;

•	by the Company, if:

•	Parent or Merger Sub has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall not be true and correct, in each case, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach; provided that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement;

•	all of the closing conditions that are the obligation of the Company are otherwise satisfied and the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger and Parent and Merger Sub fail to complete the Closing within five business days following the date on which the Closing should have occurred pursuant to the merger agreement;

•	prior to receipt of the approval of the shareholders of the Controlling Shareholder, in order to enter into an alternative acquisition agreement relating to a superior proposal; provided that the Company shall not be entitled to terminate the merger agreement in this fashion unless the its pays the Company Termination Fee (as defined in the merger agreement); or

•	within five business days of the date of the merger agreement, Parent fails to enter into an escrow agreement with the Company (or any of its designated affiliates on its behalf) and the Shenzhen branch of China Merchants Bank (the “Escrow Agent”) or deposit RMB300 million (the “Parent Escrow Fund”) in cash in an account under the name of the Company (or any of its designated affiliates on its behalf) with the Escrow Agent;

•	by Parent, if:

•	the Company has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall not be true and correct, in each case, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach; provided that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement; or

•	the board of directors of the Company has changed its recommendation to the shareholders of the Company to approve the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

Termination Fee (Page 57)

The Company is required to pay Parent a termination fee of RMB150 million, if:

•

(a) a bona fide proposal or offer with respect to a competing transaction shall have been made public or otherwise become publicly known, submitted or proposed (and not publicly withdrawn) after the date hereof and prior to the shareholders’ meeting (or prior to the termination of the merger agreement if there has been no shareholders’ meeting), (b) following the occurrence of an event described in (a), the merger agreement is terminated by the Company or Parent as a result of (i) the effective time of the merger has not occurred on or before December 9, 2015, (ii) the Company’s shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof or (iii) the Controlling Shareholder does not obtain approval from its shareholders in general meeting for the merger, and (c) within twelve (12) months after the termination of the merger agreement, the Company or any of its subsidiaries consummates any competing transaction by a third party; provided that for purposes of determining whether a termination fee is payable under such circumstances, all references to “15%” in the definitions of “competing transaction” and “material subsidiary” shall be deemed to be references to “50%”;

•	prior to receipt of the approval of the shareholders of the Controlling Shareholder, the merger agreement is terminated by the Company in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•	the merger agreement is terminated by Parent due to (a) a breach by the Company of its representations, warranties, covenants or agreements in the merger agreement, or a failure of any of the Company’s representations or warranties in the merger agreement being true and correct, in each case, such that the corresponding condition to closing cannot be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach, or (b) a change of recommendation by the board of directors of the Company to the shareholders of the Company to approve the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

Parent is required to pay the Company a termination fee of RMB300 million, if:

•	(a) all of the conditions to the obligations of the Company, Parent and Merger Sub have been satisfied (other the conditions that (i) no governmental authority of competent jurisdiction have enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger, (ii) Orient Zhike, Changjiang Fund and Beijing HT (together, the “Sponsors”) shall have obtained the relevant PRC filings and approvals, and (iii) by their terms are to be satisfied at Closing) and (b) the Company or Parent terminates the merger agreement because the effective time of the merger has not occurred on or before December 9, 2015;

•	the Company or Parent terminates the merger agreement because a governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger; or

•	the Company terminates the merger agreement due to (i) a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements in the merger agreement, or a failure of any of their representations or warranties in the merger agreement being true and correct, such that the corresponding condition to closing cannot be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach, or (ii) all of the closing conditions that are the obligation of the Company are otherwise satisfied and the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger and Parent and Merger Sub fail to complete the Closing within five business days following the date on which the Closing should have occurred pursuant to the merger agreement.

Within five business days of the date of the merger agreement, Parent is required to enter into an escrow agreement with the Company (or any of its designated affiliates on its behalf) and the Escrow Agent and deposit the Parent Escrow Fund in cash to an account under the name of the Company (or any of its designated affiliates on its behalf) with the Escrow Agent as collateral and security for the payment of the termination fee of Parent.

Fees and Expenses (Page 58)

All reasonable out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including the merger, shall be paid by the party incurring such expenses, whether or not the transactions are consummated.

Certain Material U.S. Federal Income Tax Consequences (Page 65)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Please see “Certain Material U.S. Federal Income Tax Consequences” beginning on page 65 for additional information. The tax consequences of the merger to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

Certain Material PRC Income Tax Consequences (Page 68)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gain recognized on the receipt of cash for the Company’s Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents based on the current law and practice in the PRC. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise or that the receipt of cash for the Shares or ADSs should otherwise be subject to PRC tax law, then gain recognized on the receipt of cash for the Company’s Shares or ADSs pursuant to the merger by the Company’s shareholders or ADSs holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any). Whether or not the Company is considered a resident enterprise, gain recognized on the receipt of cash for Shares or ADSs is subject to PRC tax if the holders of such Shares or ADSs are PRC resident individuals. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. Please see “Certain Material PRC Income Tax Consequences” beginning on page 68 for additional information.

Certain Material Cayman Islands Tax Consequences (Page 69)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought to or executed in the Cayman Islands, and (b) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the plan of merger and fees will be payable in respect of the publication of notice of the merger in the Cayman Government Gazette. Please see “Certain Material Cayman Islands Tax Consequences” beginning on page 69 for additional information.

Regulatory Matters (Page 37)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than approvals, filings or notices required under the federal securities laws, any antitrust approvals, filings or registrations with or approvals of the National Development and Reform Commission of the PRC, the Ministry of Commerce of the PRC, and the State Administration of Foreign Exchange of the PRC or their competent local counterparts, filings or notices that Parent may specify in writing may be required or advisable in connection with the merger, and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	What is the merger?

A:	The merger is a transaction pursuant to which Merger Sub will merge with and into the Company. Once the merger agreement and the plan of merger are authorized and approved by the shareholders of the Company and the other closing conditions under the merger agreement have been satisfied or waived, and the plan of merger is registered with the Registrar of Companies in the Cayman Islands, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company after the merger. If the merger is completed, the Company will be a privately held company directly wholly-owned by Parent, and as a result of the merger, the ADSs will no longer be listed on NASDAQ, and the Company will cease to be a publicly traded company.

Q:	What will I receive in the merger?

A:	If you own Shares and the merger is completed, you will be entitled to receive $1.5714 in cash, without interest and less any applicable withholding taxes, for each Share you own as of the effective time of the merger (unless you validly exercise and have not effectively withdrawn or lost your dissenter rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you will be entitled to the fair value of each Share pursuant to the Cayman Companies Law).

If you own ADSs and the merger is completed, you will be entitled to receive $22.00 per ADS (less a cancellation fee of $5.00 per 100 ADSs (or any fraction thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the ADS deposit agreement) in cash, without interest and less any applicable withholding taxes, for each ADS you own as of the effective time of the merger unless you (a) surrender your ADS to the ADS depositary, pay the ADS depositary’s fees required for the cancellation of ADSs, provide instructions for the registration of the corresponding Class A Ordinary Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or, alternatively, you will not vote the Class A Ordinary Shares) before the close of business in New York City on July 20, 2015 and become a registered holder of Class A Ordinary Shares by the close of business in the Cayman Islands on July 23, 2015 and (b) validly exercise and have not effectively withdrawn or lost your dissenter rights under Section 238 of the Cayman Companies Law with respect to the merger, in which event you will be entitled to the fair value of each corresponding Share pursuant to the Cayman Companies Law.

Please see “Certain Material U.S. Federal Income Tax Consequences” beginning on page 65, “Certain Material PRC Income Tax Consequences” beginning on page 68 and “Certain Material Cayman Islands Tax Consequences” beginning on page 69 for a more detailed description of the tax consequences of the merger. You should consult with your own tax advisor for a full understanding of how the merger will affect your U.S. federal, state, local, foreign and other taxes.

Q:	How will the Company’s share options and warrants be treated in the merger?

A:	At the effective time of the merger, each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant.

Q:	How will the Company’s restricted share units be treated in the merger?

A:	At the effective time of the merger, each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714.

Q:	After the merger is completed, how will I receive the merger consideration for my Shares?

A:	If you are a registered holder of Shares, promptly after the effective time of the merger (in any event within three business days after the effective time of the merger), an exchange agent appointed by Parent will mail you (a) a form of letter of transmittal specifying how the delivery of the merger consideration to you will be effected and (b) instructions for effecting the surrender of share certificates in exchange for the applicable merger consideration. You will receive cash for your Shares from the exchange agent after you comply with these instructions. Upon surrender of your share certificates or a declaration of loss or non-receipt, you will receive an amount equal to the number of your Shares multiplied by $1.5714 in cash, without interest and less any applicable withholding tax, in exchange for the surrender of your share certificates.

If your Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Shares and receive the merger consideration for those Shares.

Q:	After the merger is completed, how will I receive the merger consideration for my ADSs?

A:	If your ADSs are evidenced by certificates, also referred to as American depositary receipts (“ADRs”), unless you have surrendered your ADRs to the ADS depositary for cancellation prior to the effective time of the merger, upon your surrender of the ADRs (or an affidavit and indemnity of loss in lieu of the ADRs) together with a duly completed letter of transmittal (which will be supplied to you by the ADS depositary after the effective time of the merger), the ADS depositary will send you a check for the per ADS merger consideration of $22.00 (less a cancellation fee of $5.00 per 100 ADSs (or any fraction thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the ADS deposit agreement), without interest and less any applicable withholding taxes, for each ADS represented by the ADRs, in exchange for the cancellation of your ADRs after the completion of the merger. If you hold your ADSs in uncertificated form, that is, without an ADR, unless you have surrendered your ADSs to the ADS depositary for cancellation prior to the effective time of the merger, the ADS depositary will automatically send you a check for the per ADS merger consideration of $22.00 (less a cancellation fee of $5.00 per 100 ADSs (or any fraction thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the ADS deposit agreement), without interest and less any applicable withholding taxes, in exchange for the cancellation of each of your ADSs after the completion of the merger. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from you a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

In the event of a transfer of ownership of ADSs that is not registered in the register of ADS holders maintained by the ADS depositary, the check for any cash to be exchanged upon cancellation of the ADSs will be issued to such transferee only if the ADRs, if applicable, are presented to the ADS depositary, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable ADS transfer taxes have been paid or are not applicable. The per ADS merger consideration may be subject to backup withholding taxes if the ADS depositary has not received from the transferee a properly completed and signed U.S. Internal Revenue Service Form W-8 or W-9.

If your ADSs are held in “street name” by your broker, bank or other nominee, you will not be required to take any action to receive the net merger consideration for your ADSs as the ADS depositary will arrange for the surrender of the ADSs and the remittance of the per ADS merger consideration to The Depository

Trust Company (the clearance and settlement system for the ADSs) for distribution to your broker, bank or nominee on your behalf. If you have any questions concerning the receipt of the per ADS merger consideration, please contact your broker, bank or nominee.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on July 27, 2015, at 10:00 a.m. (Hong Kong Time) at the offices of Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

•	to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger;

•	to terminate, effective as of the effective time of the merger, the Share Option Scheme of the Company; and

•	to authorize the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution during the extraordinary general meeting.

Q:	What vote of our shareholders is required to authorize and approve the merger agreement and the plan of merger?

A:	In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the aggregate voting power of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. At the close of business on July 23, 2015 in the Cayman Islands, the Share record date for the extraordinary general meeting, 438,599,649 Shares are expected to be issued and outstanding and entitled to vote at the extraordinary general meeting.

The Controlling Shareholder has entered into a voting agreement with Parent under which the Controlling Shareholder, has agreed, among other things, to vote its Shares, and has granted Parent a proxy to vote its Shares, representing, in the aggregate, approximately 78.4% of the voting power of our outstanding Shares, in favor of the merger agreement and the merger.

If the Controlling Shareholder obtains approval from its shareholders in the general meeting of its shareholders for the merger, and assuming the Controlling Shareholder complies with its obligations under the voting agreement and votes all of its Shares in favor of the merger agreement and the transactions contemplated thereby at the extraordinary general meeting, and assuming that all shareholders vote in person or by proxy at the extraordinary general meeting of shareholders, no additional votes approving the merger and authorizing and approving the merger agreement and the transactions contemplated thereby by other shareholders will be required to approve the merger and authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby.

A copy of the voting agreement is attached to this proxy statement as Annex B.

Q:	What vote of our shareholders is required to approve the proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies?

A:

The authorization and approval of the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of

Shares representing at least two-thirds of the aggregate voting power of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. If there are insufficient votes at the time of the extraordinary general meeting to authorize and approve the merger agreement, the plan of merger and the merger, you will also be asked to vote on the proposal to adjourn the extraordinary general meeting to allow us to solicit additional proxies.

The proposal to adjourn the extraordinary general meeting, if necessary, to solicit additional proxies must be authorized and approved by an affirmative vote of holders of Shares representing a majority of the aggregate voting power of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

Q:	How does the Company board of directors recommend that I vote on the proposals?

A:	After careful consideration, the Company’s board of directors (without the participation of the directors previously appointed by Merger Sub) recommends that you vote:

•	FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger;

•	FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company; and

•	FOR the adjournment of the extraordinary general meeting in order to allow the Company to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:	The Share record date is July 23, 2015. Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share record date or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof.

The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is July 1, 2015. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting. Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs by the close of business in New York City on July 20, 2015 and become a holder of Class A Ordinary Shares by the close of business in the Cayman Islands on the Share record date.

Q:	What constitutes a quorum for the extraordinary general meeting?

A:	The presence, in person or by proxy, of one or more shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote on the Share record date will constitute a quorum for the extraordinary general meeting.

Q:	What effects will the merger have on the Company?

A:	As a result of the merger, the Company will cease to be a publicly-traded company and will become a directly wholly-owned subsidiary of Parent. You will no longer have any interest in the Company’s future earnings or growth. Following consummation of the merger, the registration of the Class A Ordinary Shares and ADSs and the Company’s reporting obligations with respect to the Class A Ordinary Shares and ADSs under the Exchange Act will be terminated upon application to the SEC. In addition, upon completion of the merger, the ADSs will no longer be listed or traded on any stock exchange, including NASDAQ and the American depositary shares program will terminate.

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible and currently expect the merger to close in the third quarter of 2015. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived in accordance with the merger agreement.

Q:	What happens if the merger is not completed?

A:	If the Company’s shareholders do not authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, or if the merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Shares or ADSs pursuant to the merger agreement nor will the holders of any options, warrants or restricted share units receive payment pursuant to the merger agreement. In addition, the Company will remain a publicly traded company. The ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements. In addition, the Company will remain subject to SEC reporting obligations. Therefore, shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of Shares or ADSs.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee, or Parent may be required to pay the Company a termination fee, in each case, as described under the caption “The Merger Agreement and Plan of Merger—Termination Fee” beginning on page 57.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if my Shares are registered in my name?

A:	If Shares are registered in your name as of the Share record date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event at least 48 hours before the time of the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	How do I vote if I own ADSs?

A:

If you own ADSs as of the close of business in New York City on July 1, 2015, the ADS record date, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Class A Ordinary Shares underlying your ADSs) how to vote the Class A Ordinary Shares underlying your ADSs by completing and signing the ADS voting instruction card; the form of which is attached as Annex C and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 5:00 p.m. (New York City Time) on July 23, 2015. The ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of Class A Ordinary Shares represented by your ADSs in accordance with your voting instructions. If the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote any Class A Ordinary Share represented by the holder’s ADSs, or no instructions are received by the ADS depositary from an ADS holder with respect to any Class A Ordinary Shares represented by the holder’s ADSs on or before the ADS record date, then such holder may, under the terms of ADS depositary agreement, be deemed to have instructed the ADS depositary to give a discretionary proxy to the Designee. Unless the Company notifies the ADS depositary that there exists substantial opposition on the matters to be voted on at the extraordinary general meeting or that such matters would have a material adverse impact on the holders of ADSs or on the holders of Class A Ordinary Shares, the Designee may receive a discretionary proxy from the ADS depositary and may vote all Class A Ordinary Shares underlying such uninstructed ADSs FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs prior to the close of business in New York City on July 20, 2015 and become a holder of Class A Ordinary Shares by the close of business in the Cayman Islands on July 23, 2015, the Share record date. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If you wish to cancel your ADSs, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation prior to the close of business in New York City on July 20, 2015 together with (a) delivery instructions for the corresponding Class A Ordinary Shares (name and address of person who will be the registered holder of Class A Ordinary Shares), (b) payment of the ADS cancellation fees (up to $5.00 per 100 ADSs (or any fraction thereof) to be cancelled) and any applicable taxes, and (c) a certification that the ADS holder held the ADSs as of the ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled, or has given voting instructions to the ADS depositary as to the ADSs being cancelled but undertakes not to vote the corresponding Class A Ordinary Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Class A Ordinary Shares, to transfer registration of the Class A Ordinary Shares to the former ADS holder. If after registration of Class A Ordinary Shares in your name you wish to receive a certificate evidencing the Class A Ordinary Shares registered in your name, you will need to request the registrar of the Class A Ordinary Shares to issue and mail a certificate to your attention.

Q:	If my Shares or ADSs are held in a brokerage account, will my broker vote my Class A Ordinary Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Class A Ordinary Shares on your behalf or give voting instructions with respect to the Class A Ordinary Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Class A Ordinary Shares. If you do not instruct your broker, bank or other nominee how to vote your Class A Ordinary Shares or give voting instructions with respect to the Class A Ordinary Shares underlying your ADSs that it holds, those Class A Ordinary Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the merger agreement and the plan of merger?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

Q:	May I change my vote?

A:	Yes, you may change your vote in one of three ways:

•	first, you may revoke a proxy by written notice of revocation given to the Company no less than 48 hours before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to China Mobile Games and Entertainment Group Limited, Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China;

•	second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting; or

•	third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Holders of ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 5:00 p.m. (New York City Time) on July 23, 2015. A holder of ADSs can do this in one of two ways:

•	first, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary; and

•	second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares or ADRs, should I send in my share certificates or my ADRs now?

A:	No. After the merger is completed, you will be sent a form of letter of transmittal with detailed written instructions for exchanging your share certificates for the merger consideration. Please do not send in your certificates now. Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADRs for delivery of the merger consideration. ADR holders will be receiving a similar form of letter of transmittal and written instructions from the ADS depositary relating to the foregoing.

All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry) will automatically receive their cash consideration shortly after the merger is completed without any further action required on the part of such holders. If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee, you will automatically receive the net merger consideration in your securities account without having to take any action.

Q:	Am I entitled to dissenter rights?

A:	Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote on the merger is taken, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenter rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenter rights with respect to your Shares.

ADS holders will not have the right to dissent from the merger and receive payment of the fair value of the Class A Ordinary Shares underlying their ADSs. The ADS depositary will not attempt to exercise any dissenter rights with respect to any of the Class A Ordinary Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenter rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Class A Ordinary Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Class A Ordinary Shares) before the close of business in New York City on July 20, 2015, and become registered holders of Class A Ordinary Shares by the close of business in the Cayman Islands on July 23, 2015. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenter rights with respect to the Class A Ordinary Shares under Section 238 of the Cayman Companies Law.

Q:	If I own ADSs and seek to exercise dissenter rights, how do I convert my ADSs to Class A Ordinary Shares, and when is the deadline for completing the conversion of ADSs to Class A Ordinary Shares?

A:	If you own ADSs and wish to exercise dissenter rights, you must surrender your ADSs to the ADS depositary. Upon your payment of its fees, including the applicable ADS cancellation fee (up to $5.00 per 100 ADSs (or any fraction thereof)) and any applicable taxes, and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or, alternatively, that you will not vote the Class A Ordinary Shares), the ADS depositary will transfer the Class A Ordinary Shares and any other deposited securities underlying the ADSs to you or a person designated by you. The deadline for surrendering ADSs to the ADS depositary for these purposes is the close of business in New York City on July 20, 2015.

You must become a registered holder of your Class A Ordinary Shares and lodge a written notice of objection to the plan of merger prior to the extraordinary general meeting.

We encourage you to read the information set forth in this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenter rights. Please see “Dissenter Rights” beginning on page 61 as well as “Annex F—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238” to this proxy statement for additional information.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	No. The Company does not plan to engage a proxy solicitor to assist in the solicitation of proxies.

Q:	What are the interests of the Company’s directors or executive officers in the merger?

A:	The Company’s directors or executive officers have certain interests in the merger, including but not limited to:

•	Upon the completion of the merger, executive officers and directors of the Company holding Shares or ADSs will be entitled to receive the per Share merger consideration or the per ADS merger consideration, as applicable, for such Shares or ADSs. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the Shares and ADSs owned by them on the date of this proxy statement will be approximately $74.1 million (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

•	Certain directors and executive officers hold share options, warrants or restricted share units of the Company. At the effective time of the merger, (i) each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant, and (ii) each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714. We estimate that the total amount to be paid to the directors and executive officers of the Company in connection with the share options, warrants and restricted share units will be approximately $35.6 million assuming that the Closing occurs on December 9, 2015, the Termination Date as defined in the merger agreement (less any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law). See the section titled “The Merger—Treatment of Company Share Options, Warrants and Restricted Share Units” beginning on page 34.

•	Continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company pursuant to the merger agreement.

•	The expected continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

Please see “The Merger—Interests of Certain Persons in the Merger” beginning on page 34 for a more detailed discussion of how some of our Company’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our shareholders generally.

Q:	Who can help answer my questions?

A:	If you have any questions or need assistance in voting your Shares or ADSs, you can contact Investor Relations, China Mobile Games and Entertainment Group Limited, at +852-2700-6168 or at ir@cmge.com.

THE MERGER

Background of the Merger

Events leading to the execution of the merger agreement described in this Background of the Merger occurred in the PRC and Hong Kong. As a result, China Standard Time is used for all dates and times given.

The board of directors and senior management of the Company have been reviewing periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the board of directors and senior management also have periodically reviewed strategic alternatives that may be available to the Company.

From time to time, a number of parties have approached the Company about possible transactions involving the Company.

On March 13, 2015, executive directors of the Company, namely Hendrick Sin, Ken Jian Xiao, Yongchao Wang and Ken Fei Fu Chang, met with Orient in Shenzhen, China. The discussion at this introductory meeting was preliminary in nature and did not result in any specific proposal at that time.

On April 17, 2015, Orient Hongtai (Beijing) Investment Management Co., Ltd., an affiliate of Orient Hongtai, executed a confidentiality agreement with the Company and began to engage in preliminary due diligence on the Company. References of “Orient” in this “Background of the Merger” shall include Orient Hongtai (Beijing) Investment Management Co., Ltd.

On May 12, 2015, Orient met with Changjiang and Beijing HT in Shanghai, China to discuss the possibility of Changjiang’s and Beijing HT’s participation in the transactions involving the Company.

On May 18, 2015, Orient submitted to the board of directors of the Company a preliminary non-binding proposal (the “Proposal Letter”) to acquire all of the outstanding Shares for $1.5357 in cash per Share (or $21.50 in cash per ADS) (the “Proposal”). The Proposal Letter also indicated that Orient would deposit RMB300 million into an escrow account to secure payment of a reverse termination fee in the event the Company would agree to a termination fee of the same amount.

Later that day, following receipt of the Proposal, the board of directors held a telephonic meeting to discuss, among other things, the Proposal Letter. Representatives of Kirkland & Ellis International LLP (“Kirkland & Ellis”), the Company’s outside U.S. legal counsel, provided the board of directors with an overview of the procedures, process and duties of directors under applicable law in connection with the evaluation of the Proposal, including various “best practices” for boards of directors when considering similar transactions. The board of directors and Kirkland & Ellis then discussed the merits of the Proposal and whether to undertake a sale process involving other potential bidders. After discussion with Kirkland & Ellis regarding their duties under applicable law, and taking into consideration all available facts, including the fact that the Proposal would be publicly announced, the board of directors concluded that reaching out to third parties to assess their interest in an alternative transaction would not be in the best interests of the Company or its shareholders at that time. After a full discussion, the board of directors then authorized directors Hendrick Sin, Ken Jian Xiao, Yongchao Wang and Ken Fei Fu Chang to continue negotiations with Orient and to develop the terms of the Proposal.

Later that day, the Company issued a press release regarding its receipt of the Proposal Letter and the transaction proposed therein, and furnished the press release as an exhibit to its Current Report on Form 6-K.

From time to time thereafter, Kirkland & Ellis had discussions with representatives of Maples and Calder, the Company’s Cayman Islands legal counsel, regarding the Proposal, the directors’ duties in connection with considering and evaluating the Proposal and other matters of Cayman Islands law that were relevant to the proposed transaction.

During the course of the next few days, the board of directors considered proposals from and conducted interviews with multiple prospective investment banks that had expressed interest in being considered for the role of financial advisor to the board of directors. After deliberation on the experience, qualifications and reputation of each of the potential financial advisors, the board of directors decided to engage Duff & Phelps as its financial advisor. Among the reasons for the selection of Duff & Phelps were its extensive experience in M&A transactions, its strong reputation, its significant experience dealing with China-based companies, its lack of existing material relationships with the Company or the Buyers and its ability to interact in both English and Chinese.

On May 22, 2015, following prior negotiations between Kirkland & Ellis and Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), counsel to the Buyers, the Company entered into a transaction-based confidentiality agreement with Orient. Thereafter, Orient and its advisors began conducting formal due diligence on the Company.

On May 25, 2015, WSGR sent an initial draft of the merger agreement to Kirkland & Ellis.

On May 28, 2015, Orient introduced to the Company Changjiang and Beijing HT (together with Orient, the “Buyers”).

Later that day, representatives of the Company and Kirkland & Ellis held a telephonic meeting, during which Kirkland & Ellis summarized the draft merger agreement, including, among other things, the inability of the Company to terminate the agreement if it received a superior proposal following execution of a definitive agreement, the trigger events that would require the Company to pay a termination fee and Parent to pay a reverse termination fee and the request that the Company’s termination fee be an amount equal to the Parent’s reverse termination fee of RMB300 million.

On June 1, 2015, Kirkland & Ellis delivered its initial comments to the merger agreement to WSGR, which included, among other changes, the ability of the Company to terminate the agreement if it received a superior proposal following execution of a definitive agreement, changes to the trigger events for the Company’s termination fee and the Parent’s reverse termination fee and a reduction in the amount of the Company’s termination fee to RMB150 million.

On June 4, 2015, WSGR sent a revised draft of the merger agreement to Kirkland & Ellis.

On June 4, 2015, the Company entered into a transaction-based confidentiality agreement with Beijing HT.

On June 5, 2015, representatives of the Company and Kirkland & Ellis held a telephonic meeting, during which Kirkland & Ellis summarized the revised draft of the merger agreement, including, among other things, the continued inability of the Company to terminate the agreement if it received a superior proposal.

Later that day, Kirkland & Ellis and WSGR held a telephonic meeting to discuss the merger agreement, after which Kirkland & Ellis sent comments on the merger agreement to WSGR.

During the ensuing days, Kirkland & Ellis and WSGR continued to negotiate the merger agreement and related documentation, including, among other things, finalizing the scope of the Company’s representations and warranties, the covenants applicable to the Company prior to closing and the conditions to closing.

On June 8, 2015, the Company entered into a transaction-based confidentiality agreement with Changjiang Capital.

On June 8, 2015, after multiple price negotiations between representatives of the Company and Orient, Orient agreed to increase the offer price to $1.5714 in cash per Share (or $22.00 in cash per ADS).

On June 9, 2015, the board of directors of the Company held a telephonic meeting with Kirkland & Ellis and Duff & Phelps. Following a recap of previous fiduciary duty presentations by Kirkland & Ellis, Kirkland & Ellis gave an update on the status of the negotiations with the Buyers and summarized for the board of directors the key terms and final resolution of all open items on the merger agreement and other transaction documents. Duff & Phelps then made a presentation regarding consideration that would be paid to the Company’s shareholders in the potential merger and its financial analyses of the Company. Thereafter, Duff & Phelps delivered its oral opinion, subsequently confirmed in writing and attached hereto as Annex E, to the board of directors to the effect that, as of June 9, 2015, and based upon and subject to the factors and assumptions set forth in Duff & Phelps’ written opinion, the $1.5714 in cash for each of the Company’s Shares and the $22.00 in cash for each ADS to be paid to the holders of the Company’s Shares or ADSs pursuant to the merger agreement was fair from a financial point of view to such holders. After considering the proposed terms of the merger agreement and the other transaction agreements and the various presentations of Kirkland & Ellis and Duff & Phelps, including the opinion provided by Duff & Phelps to the board of directors described above, and taking into account the other factors described below under the heading titled “Reasons for the Merger and Recommendation of the Company’s Board of Directors” beginning on page 22 and “Opinion of the Company’s Financial Advisor” beginning on page 25, the board of directors unanimously determined that it was fair (both substantively and procedurally) to and in the best interests of the Company and its security holders, and declared it advisable, to enter into the merger agreement and the transaction agreements contemplated by the merger agreement and approved the execution, delivery and performance of the merger agreement and the transaction agreements contemplated by the merger agreement and the consummation of the transactions contemplated thereby, including the merger and directed that the authorization and approval of the merger agreement, the plan of merger and the merger be submitted to a vote at an extraordinary general meeting of the shareholders with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of special resolution the merger agreement, the plan of merger and the merger. See “—Reasons for the Merger and Recommendation of the Company’s Board of Directors” beginning on page 22 and “—Opinion of the Company’s Financial Advisor” beginning on page 25 for a full description of the resolutions of the board of directors at this meeting.

Later on June 9, 2015, (a) the Company, Parent and Merger Sub executed the merger agreement, (b) the Company and Parent entered into an equity commitment letter with each Sponsor, and (c) the Company issued a press release announcing the execution of the merger agreement and the ancillary documents.

Reasons for the Merger and Recommendation of the Company’s Board of Directors

At a meeting on June 9, 2015, our board of directors, among other matters:

•	determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair to and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement;

•	authorized and approved the execution, delivery and performance by the Company of the merger agreement and the completion of the transactions contemplated thereby, including the merger; and

•	directed that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation that the shareholders of the Company authorize and approve by way of a special resolution the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

In the course of reaching its determination, the Company’s board of directors considered the following substantive factors and potential benefits of the merger, each of which the Company’s board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•

the negotiations with respect to the merger consideration and the board of directors’ determination that, following extensive negotiations with the Buyers, $1.5714 per Share or $22.00 per ADS was the highest price that the Buyers would agree to pay, with the board of directors basing its belief on a number of factors, including the duration and tenor of negotiations and the experience of the board of directors and its advisors;

•	the all-cash merger consideration, which will allow the Company’s security holders to immediately realize liquidity for their investment and provide them with a specific amount of cash consideration for their Shares or ADSs;

•	the fact that since the Company became publicly listed on September 25, 2012, the lowest historical closing price of our ADSs ($3.00 per ADS, which represents approximately $0.21 per Share), is substantially below the per ADS and per Share merger consideration offered by Parent;

•	the financial analysis reviewed and discussed with the board of directors by representatives of Duff & Phelps, as well as the oral opinion of Duff & Phelps to the board of directors on June 9, 2015 (which was subsequently confirmed by delivery of a written opinion of Duff & Phelps dated the same date) to the effect that, as of June 9, 2015 and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth in Duff & Phelps’ written opinion, the merger consideration to be paid to the holders of Shares, including Class A Ordinary Shares represented by ADSs (other than the Dissenting Shares) in the merger was fair, from a financial point of view, to those holders. Please see “—Opinion of the Company’s Financial Advisor” beginning on page 25 for additional information;

•	the belief of the board of directors that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

•	the absence of a financing condition in the merger agreement and the equity commitment letters executed by the Sponsors contemplating total equity commitments of $750 million;

•	the strong financial background of the Sponsors and in particular Orient, a major PRC investment bank listed on the Shanghai Stock Exchange;

•	Orient’s deep understanding of the PRC gaming industry, as evidenced by its recent participation in the privatization of Shanda Games;

•	the likelihood and anticipated timing of completing the merger in light of the limited scope of the conditions to completion;

•	the fact the merger agreement provides that, in the event of a failure of the merger to be completed under certain circumstances, Parent will pay the Company a RMB300 million termination fee and such termination fee will be deposited to an escrow account within five business days of the date of the merger agreement;

•	the Company’s ability, under certain circumstances, to change, withhold, withdraw, qualify or modify the recommendation of the Company’s board of directors that the Company’s shareholders vote to authorize and approve the merger agreement;

•	the ability of the Company’s board of directors under certain circumstances, pursuant to the terms of the merger agreement described below in “The Merger Agreement and Plan of Merger—No Solicitation of Acquisition Proposals” and “The Merger Agreement and Plan of Merger—No Change of Recommendation” to evaluate bona fide, unsolicited alternative acquisition proposals that may arise between the date of the merger agreement and the date of the approval of the merger by our shareholders, to furnish information and conduct negotiations with such third parties and, in certain circumstances, to terminate the merger agreement, subject to the payment to Parent of a termination fee, and accept a superior proposal, consistent with the Company’s board of directors’ fiduciary obligations; and

•	the fact that the Company’s financial and legal advisors were involved during the process and negotiations and updated the Company’s board of directors directly and regularly, which provided the Company’s board of directors with additional perspectives on the process and negotiations.

The Company’s board of directors also considered a variety of potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

•	the fact that the Company’s shareholders will have no ongoing equity participation in the Company following the merger, and that they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•	the absence of general efforts to contact third parties who might consider an acquisition of the Company and the possibility that a sale process open to all possible bidders might result in a higher sale price than the cash consideration payable in the merger;

•	the fact that since the Company became publicly listed on September 25, 2012, the highest historical closing price of our ADSs ($39.99 per ADS, which represents approximately $2.86 per Share) exceeds the per ADS and per Share merger consideration offered by Parent;

•	the restrictions on the conduct of the Company’s business prior to the completion of the proposed merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending completion of the proposed merger;

•	the risks and costs to the Company if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the Company will be required to, under certain circumstances, pay Parent a termination fee of RMB150 million in connection with the termination of the merger agreement;

•	the fact that the Company’s legal remedy in the event of breach of the merger agreement by Parent or Merger Sub is limited, except in certain circumstances, to receipt of a termination fee of RMB300 million, and that the Company may not be entitled to a termination fee at all if, among other things, the Company’s shareholders do not approve the merger agreement at the extraordinary general meeting. See “The Merger Agreement and Plan of Merger—Termination of the Merger Agreement” beginning on page 56 and “The Merger Agreement and Plan of Merger—Termination Fee” beginning on page 57 for additional information;

•	the rights of Parent and Merger Sub under the merger agreement not to consummate the merger and/or to terminate the merger agreement if certain events that are not within our control take place;

•	the possibility that the merger might not be completed and the negative impact of a public announcement of the merger on the Company’s sales and operating results and the Company’s ability to attract and retain key management, marketing and technical personnel;

•	the taxability of an all-cash transaction to the Company’s unaffiliated security holders that are U.S. holders as defined below in “Certain Material U.S. Federal Income Tax Consequences”; and

•	the possibility that Parent and Merger Sub may be unable or unwilling to complete the merger, including if Parent and Merger Sub are unable to obtain sufficient financing to complete the merger (notwithstanding that financing is not a condition to the closing of the merger) or if Parent and Merger Sub choose not to complete the merger despite the availability of financing (in which case, we would need to commence litigation against Parent and Merger Sub to compel them to consummate the merger).

During its consideration of the transaction with Parent, our board of directors was also aware that some of our directors and executive officers may have interests with respect to the merger that are, or may be, different from, or in addition to those of the Company’s shareholders generally, as described in “The Merger—Interests of Certain Persons in the Merger” beginning on page 35.

The foregoing discussion of the factors considered by the Company’s board of directors is not intended to be exhaustive and only includes the material factors considered by the board of directors. In view of the large number of factors considered by the board of directors in connection with the evaluation of the merger agreement and the merger and the complexity of these matters, the board of directors did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching a decision, nor did the board of directors evaluate whether these factors were of equal importance. In addition, each director may have given different weight to the various factors and may have viewed some factors more positively or negatively than others.

Opinion of the Company’s Financial Advisor

Duff & Phelps was engaged to provide an opinion to the board of directors as to the fairness, from a financial point of view, of the per Share merger consideration and the per ADS merger consideration to be received by the holders of the Shares (other than the Dissenting Shares) and the holders of the ADSs, respectively, in connection with the merger (without giving effect to any impact of the merger on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs).

Duff & Phelps rendered its written opinion to the board of directors on June 9, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps set forth therein, the per Share merger consideration and the per ADS merger consideration to be received by the holders of the Shares (other than the Dissenting Shares) and the holders of the ADSs, respectively, in the merger was fair, from a financial point of view, to such holders (without giving effect to any impact of the merger on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs). The full text of the written opinion of Duff & Phelps is attached as Annex E to this proxy statement and is incorporated herein by reference.

The full text of the written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion. The opinion of Duff & Phelps was addressed to the board of directors, was given solely with respect to the merger and is not intended to be used, and may not be used, for any other purpose.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	Reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended December 31, 2012 through 2014;

•	Reviewed the Company’s unaudited financial statements for the three months ended March 31, 2014 and 2015;

•	Reviewed a detailed financial projections model for the years ending December 31, 2015 through 2019, prepared and provided to Duff & Phelps by management of the Company, upon which Duff & Phelps has relied in performing its analysis (the “Management Projections”);

•	Reviewed other internal documents relating to the history, past and current operations, financial conditions and probable future outlook of the Company, provided to Duff & Phelps by management of the Company;

•	Reviewed documents related to the merger, including the merger agreement;

•	Discussed the information referred to above and the background and other elements of the merger with the management of the Company;

•	Discussed with Company management its plans and intentions with respect to the management and operation of the business;

•	Reviewed the historical trading price and trading volume of the Company’s ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and a review of premiums paid in selected transactions that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the merger, Duff & Phelps, with the Company’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

•	Relied upon the fact that the board of directors and the Company have been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

•	Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

•	Assumed that (i) the Management Projections are the Company’s most current financial projections available and are considered by management of the Company to be its best estimates of the Company’s future financial performance and financial results, subject to the uncertainty, assumptions and approximation inherent in any projections, (ii) the assumptions supporting the Management Projections are both reasonable and achievable as of the date thereof and have been reviewed and approved by management of the Company, and (iii) Company management does not know of any facts that have occurred since the date the Management Projections were prepared that would lead them to believe that the Management Projections, taken as a whole, are misleading or inaccurate in any material respect;

•	Assumed that information, data, opinions and other materials relating to the Company and the merger (“Information”) provided to Duff & Phelps and representations made by Company management, either orally or in writing, are substantially accurate, did not and does not contain any untrue statement of material fact in respect of the Company and the merger, and did not and does not omit to state a material fact in respect of the Company and the merger necessary to make the Information not misleading in light of the circumstances under which the Information was provided. Items are considered material, regardless of size, if they involve an omission or misstatement of financial, accounting or other information that would reasonably be expected to change or influence the conclusions of a reasonable person relying thereon;

•	Assumed that the representations and warranties made by all parties in the merger Agreement are true and correct and that each party to the merger Agreement will fully and timely perform all covenants and agreements required to be performed by such party;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•	Assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Company or the contemplated benefits expected to be derived in the merger.

To the extent that any of the foregoing assumptions or any of the facts on which its opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger and as to which Duff & Phelps does not express any view or opinion in its opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared its opinion effective as of the date thereof. Its opinion is necessarily based upon the information made available to Duff & Phelps as of the date thereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date thereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets, properties or liabilities (contingent or otherwise) of the Company. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of the Company, or any alternatives to the merger, (ii) negotiate the terms of the merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the merger Agreement and the merger, or (iii) advise the board of directors or any other party with respect to alternatives to the merger.

Duff & Phelps is not expressing any opinion as to the market price or value of Shares or ADSs (or anything else) after the announcement or the consummation of the merger (or any other time). Its opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by the Company’s officers, directors, or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. In addition, its opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Shares (excluding the Dissenting Shares) and ADSs.

Duff & Phelps’ opinion is furnished solely for the use and benefit of the Company and the board of directors in connection with their consideration of the merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Its opinion (i) does not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the merger; (iii) is not a recommendation as to how the board of directors or any stockholder should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction, and (iv) does not indicate that the merger consideration is the best possibly attainable under any circumstances; instead, it merely states whether the merger consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which its opinion is based. Its opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the board of directors. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Annex E. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the board of directors, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows of the Company for the fiscal years ending December 31, 2015 through December 31, 2019, with “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections. The costs associated with the Company being a publicly listed company were excluded from the financial projections because such costs would likely be eliminated as a result of the merger.

Duff & Phelps estimated the net present value of all cash flows of the Company after fiscal year 2019 (the “Terminal Value”) using a perpetuity growth formula assuming a 4.25% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 15.0% to 18.0%, reflecting Duff & Phelps’s estimate of the Company’s weighted average cost of capital, to discount the projected free cash flows and Terminal Value. Duff & Phelps estimated the Company’s weighted average cost of capital by estimating the weighted average of the Company’s cost of equity (derived using the capital asset pricing model) and the Company’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of US$559.0 million to US$749.0 million and a range of implied values of ADSs of US$19.39 to US$24.31 per ADS.

Selected Public Companies and Merger and Acquisition Transactions Analyses

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not identical to the Company, and the transactions utilized for comparative purposes in the following analysis were not identical to the merger. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and selected merger and acquisition transactions analysis is subject to certain limitations.

Selected Public Companies Analysis

Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the gaming industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. This analysis produced valuation multiples of selected financial metrics which Duff & Phelps utilized to estimate the enterprise value of the Company. The 20 companies included in the selected public company analysis in the gaming industry were:

China Gaming Companies

Tencent Holdings Limited

NetEase, Inc.

Changyou.com Limited

Ourgame International Holdings Limited

Feiyu Technology International Company Ltd.

Linekong Interactive Co., Ltd.

Boyaa Interactive International Limited

iDreamSky Technology Limited

Forgame Holdings Limited

Global Gaming Companies

Activision Blizzard, Inc.

Electronic Arts Inc.

NEXON Co., Ltd.

King Digital Entertainment plc

GungHo Online Entertainment, Inc.

DeNA Co., Ltd.

Zynga, Inc.

Take-Two Interactive Software Inc.

IGG Inc.

Glu Mobile, Inc.

GameLoft SE

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model and primary customers, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2015 and 2016 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s fiscal year ends for which information was available. Data related to the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) were adjusted for purposes of this analysis to eliminate public company costs and non-recurring income (expenses).

	REVENUE GROWTH			EBITDA GROWTH			EBITDA MARGIN
	LTM	2015	2016	LTM	2015	2016	LTM	2015	2016

China Gaming Companies

Group Median	27.7%	46.2%	26.1%	40.9%	64.5%	38.9%	22.8%	29.8%	28.2%

Global Gaming Companies

Group Median	-2.4%	1.3%	9.8%	-5.0%	18.6%	20.8%	28.1%	28.5%	31.3%

Aggregate Mean	17.3%	26.6%	14.6%	14.3%	69.1%	35.8%	22.8%	26.0%	27.0%

Aggregate Median	6.1%	24.6%	12.6%	2.7%	33.6%	24.4%	25.8%	29.2%	31.1%

	STOCK PRICE AS A MULTIPLE OF			ENTERPRISE VALUE AS A MULTIPLE OF
	LTM EPS	2015 EPS	2016 EPS	LTM EBITDA	2015 EBITDA	2016 EBITDA	LTM EBIT	2015 EBIT	2016 EBIT	LTM EBITDA - Capital Spend	LTM Revenue	2015 Revenue	2016 Revenue
China Gaming Companies
Group Median	24.0x	20.3x	15.1x	18.1x	16.5x	10.4x	18.7x	16.9x	10.8x	20.6x	5.05x	2.81x	1.99x
Global Gaming Companies
Group Median	19.2x	22.4x	17.2x	11.5x	8.7x	7.5x	12.9x	11.8x	11.7x	12.1x	2.54x	2.57x	2.29x

Aggregate Mean	25.6x	22.5x	18.1x	15.3x	13.8x	9.5x	16.9x	16.0x	11.6x	18.3x	4.17x	3.42x	2.64x
Aggregate Median	20.2x	20.5x	16.4x	12.7x	10.4x	8.3x	13.4x	14.4x	11.7x	13.1x	2.79x	2.62x	2.25x

Selected M&A Transactions Analysis

Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the merger and the availability of public information related to the transaction. The selected Chinese and international gaming transactions indicated enterprise value to LTM EBITDA multiples ranging from 5.8x to 42.1x with a median of 11.0x, and enterprise value to LTM revenue multiples ranging from 0.20x to 72.46x with a median of 4.82x.

The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including direct industry comparability, etc. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

Chinese Gaming Transactions

Announced Date	Acquirer Name	Target Name

6/1/2015	Orient Securities Co., Ltd., Investment Arm	Taomee Holdings Ltd. (NYSE:TAOM)

3/31/2015	Hunan Tianrun Enterprises Holding Co., Ltd (SZSE:002113)	ddianle.com Inc.

12/31/2014	Chairman	Perfect World Co., Ltd. (NasdaqGS:PWRD)

12/18/2014	SinoCom Software Group Limited (SEHK:299)	Kingworld (Beijing) Technology Co., Ltd.

12/1/2014	Fuchun Communications Co., Ltd. (SZSE:300299)	Shanghai The Dream Network Technology Co. Ltd.

11/9/2014	Sichuan Great Wall International ACG Co., Ltd. (SZSE:000835)	Beijing Xin Yu Brothers Internet Technology Co., Ltd.

8/19/2014	Shanghai Zhongji Investment Holding Co., Ltd. (SHSE:600634)	DIANDIAN Interactive (Beijing) Technology Ltd.

8/13/2014	Song Liao Automotive Co., Ltd. (SHSE:600715)	Shanghai Douwan Network Technology Co., Ltd.

6/9/2014	Hunan Tianrun Enterprises Holding Co., Ltd (SZSE:002113)	Xu You Game

5/22/2014	Chinese Universe Publishing and Media Co., Ltd. (SHSE:600373)	Beijing Elex Technology Co., Ltd.

1/27/2014	Acting CEO; Ningxia Zhongyin Cashmere International Group Co., Ltd.; Orient Hongtai (Hong Kong) Limited; Haitong Securities Co., Ltd.	Shanda Games Limited (NasdaqGS:GAME)

1/19/2014	Shenzhen ZongYi Technology Co., Ltd.	Beijing PearlinPalm Information Technology Co., Ltd

1/17/2014	Zhejiang Century Huatong Group Co., Ltd.	Shanghai T2 Entertainment Co., Ltd.

11/25/2013	Chairman; Baring Private Equity Asia; Hony Capital (Beijing) Co., Ltd.; CDH Fund	Giant Interactive Group, Inc.

10/24/2013	Susino Umbrella Co., Ltd.	Shanghai Youzu Information Technology Co. Ltd.

10/10/2013	Ourpalm Co., Ltd (SZSE:300315)	Shang Game Co., Ltd.

8/31/2013	Wuhu Shunrong Sanqi Interactive Entertainment Network Technology Co., Ltd. (SZSE:002555)	Shanghai 37wan Network and Technology Co., Ltd.

7/22/2013	Ourpalm Co., Ltd (SZSE:300315)	Beijing Playcrab Technology Co., Ltd.

7/22/2013	Huayi Brothers Media Corporation (SZSE:300027)	Guangzhou Yin Han Technology Company Limited

10/25/2012	Chengdu B-ray Media Co., Ltd. (SHSE:600880)	Beijing Manyougu Information Technology Co., Ltd

International Gaming Transactions

Announced Date	Acquirer Name	Target Name

3/13/2015	Marvelous Inc.	G-mode Co., Ltd.

12/4/2014	CVC Capital Partners Limited	Sky Betting & Gaming

11/12/2014	Churchill Downs Inc.	Big Fish Games, Inc.

10/14/2014	Imperus Technologies Corp.	Diwip Ltd.

9/15/2014	Microsoft Corporation	Mojang AB

8/21/2014	SoftBank Corp.	Supercell Oy

7/30/2014	Glu Mobile, Inc.	Cie Games, Inc.

6/30/2014	Leyou Technologies Holdings Limited; Perfect Online Holding Limited	Digital Extremes Ltd.

1/31/2014	Amaya Gaming Group Inc. (nka:Amaya, Inc.)	Rational Group Limited

10/21/2013	GMO Internet Inc.	Gamepot Inc.

10/10/2013	SoftBank Corp.; GungHo Online Entertainment, Inc.	Supercell Oy

5/7/2013	Yuuzoo Corporation Limited	Infocomm Asia Holdings Pte Ltd.

10/1/2012	NEXON Co., Ltd.	gloops, Inc.

2/15/2012	NCsoft Corporation	Ntreev Soft Co., Ltd.

Selected Public Companies / M&A Transactions Analyses

In order to estimate a range of enterprise values for the Company, Duff & Phelps applied valuation multiples to the Company’s projected EBITDA for the fiscal year ending December 31, 2015 and December 31, 2016. The projected EBITDA were adjusted to exclude public company costs and non-recurring income (expenses). Duff & Phelps’s selected valuation multiples were as follows: projected fiscal 2015 EBITDA multiple ranged from 6.50x to 7.50x, and projected fiscal 2016 EBITDA multiple ranged from 5.00x to 6.00x. Valuation multiples were selected taking into consideration projected financial performance metrics of the Company relative to such metrics of the selected public companies. Duff & Phelps noted that while it reviewed the selected M&A transactions, it did not select valuation multiples for the Company based on the selected M&A transactions analysis for the reasons described above. As a result of these selected valuation multiples described above, the selected public companies analysis indicated an estimated enterprise value for the Company of US$609.7 million to US$717.9 million and a range of implied values ADSs of US$20.71 to US$23.51 per ADS.

Premiums Paid Analysis

Duff & Phelps analyzed the premiums paid by acquirers over the public market trading prices in going-private merger and acquisition transactions and in change of control transactions in the gaming and entertainment software industry. The transactions analyzed by Duff & Phelps included transactions announced since January 2012. The medians of the premiums paid over the stock prices one-day, one-week, and one-month prior to the announcement of the transactions in going private transactions were 23.8%, 26.9% and 28.6%, respectively. The medians of the premiums paid over the stock prices one-day, one-week, and one-month prior to the announcement of the change of control transactions in the gaming and entertainment software industry were 22.1%, 27.1%, and 29.9%, respectively. Duff & Phelps noted that the proposed per ADS merger consideration implies a 7.9% premium over the Company’s closing price of US$20.38 per ADS on May 15, 2015, the last trading day prior to the Company’s announcement on May 18, 2015 that it had received a going-private proposal, a 9.9% premium over the Company’s closing price of $20.01 per ADS on May 11, 2015, one week prior to the Company’s announcement on May 18, 2015 that it had received a going-private proposal and a 7.0% premium over the Company’s closing price of $20.56 per ADS on April 17, 2015, one month prior to the Company’s announcement on May 18, 2015 that it had received a going-private proposal.

Summary of Analyses

The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was US$559.0 million to US$749.0 million, and the range of estimated enterprise values that Duff & Phelps derived from its selected public companies/M&A transactions analyses was US$609.7 million to US$717.9 million. Duff & Phelps concluded that the Company’s enterprise value was within a range of US$584.4 million to US$733.5 million based on the analyses described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of the Company to be US$774.7 million to US$923.7 million by:

•	subtracting non-controlling interest of US$5.3 million as of March 31, 2015;

•	adding cash and short-term investments of US$64.5 million as of March 31, 2015;

•	adding equity method investments and long-term investments of US$21.6 million as of March 31, 2015.

•	adding the estimated cash proceeds from the exercise of in-the-money options of US$109.4 million based on the US$584.4 million to US$733.5 million range of concluded enterprise values;

Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from US$20.05 to US$23.91. Duff & Phelps noted that the per Share merger consideration and the per ADS merger consideration to be received by the holders of Shares (other than the Dissenting Shares) and the holders of ADSs, respectively, in the merger was within the range of the per Share and per ADS value indicated by its analyses.

Duff & Phelps’ opinion was only one of the many factors considered by the board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors.

Miscellaneous

The board of directors selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation and investment banking services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the board of directors, the Company agreed to pay Duff & Phelps a nonrefundable retainer of $150,000 and $150,000 payable upon Duff & Phelps informing the board of directors that it is prepared to render the opinion.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of a transaction, including the merger, or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with the rendering of its opinion not to exceed $50,000 without the Company’s prior written consent.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the board of directors and the board of directors are aware of these fee arrangements. Other than the Duff & Phelps engagement to render its opinion to the board of directors, during the two years preceding the date of the opinion, Duff & Phelps and its affiliates had no material relationship with any party to the merger agreement for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Effects on the Company if the Merger is not Completed

If the merger agreement and the plan of merger are not authorized and approved by the Company’s shareholders or if the merger is not completed for any other reason, the Company’s shareholders will not receive any payment for their Shares or ADSs in connection with the merger nor will the holders of any options, warrants or restricted share units receive payment pursuant to the merger agreement. Instead, the Company will remain a publicly traded company, the ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares or ADSs. Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs, including the risk that the market price of the ADSs may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee of RMB150 million, or Parent may be required to pay the Company a termination fee of RMB300 million, in each case, as described under the caption “The Merger Agreement and Plan of Merger—Termination Fee” beginning on page 57.

If the merger is not completed, from time to time, the Company’s board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not authorized and approved by the Company’s shareholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

The total amount of funds necessary to complete the merger and the related transactions at the closing of the merger (the “Closing”), excluding payment of fees and expenses in connection with the merger, is anticipated to be approximately $743 million. This amount is expected to be provided through aggregate equity commitments of $750 million from Orient Zhike, Changjiang Fund and an affiliate controlled by Beijing HT as contemplated by the equity commitment letters.

The merger is not conditioned on available funds or other financing for Parent.

Treatment of Company Share Options, Warrants and Restricted Share Units

At the effective time of the merger, each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant.

In addition, at the effective time of the merger, each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714.

Escrow Agreement

On June 15, 2015, Orient Zhike and Shenzhen Lanyue Internet Technology Co., Ltd. (“Lanyue”) entered into an escrow agreement with the Escrow Agent, which is herein after referred to as the “escrow agreement”, pursuant to which Orient Zhike and Lanyue agreed that the Parent Escrow Fund deposited in the account under the name of Lanyue with the Escrow Agent shall be held and released within one business day (i) with joint instructions of Orient Zhike and Lanyue or (ii) with instructions of Orient Zhike or Lanyue (as the case may be) and as directed by a valid court judgment (which judgment has not been appealed within 30 days or is not appealable) or a valid arbitral award.

Termination Fee

In the event that the merger agreement is terminated under circumstances in which the Company is obligated to pay a termination fee of RMB150 million to Parent, the payment by the Company of the termination fee is Parent’s sole and exclusive remedy against the Company and its affiliates and representatives except in the event of a fraud or willful breach.

In the event that the merger agreement is terminated under circumstances in which Parent is obligated to pay a termination fee of RMB300 million to the Company, the payment by Parent of the termination fee is the Company’s sole and exclusive remedy against Parent and its affiliates and representatives except in the event of a fraud or willful breach.

Each of the parties to the merger agreement is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled under the merger agreement (provided that, in cases where the merger agreement is terminated under circumstances in which the Company or Parent is obligated to pay a termination fee and such termination fee is paid in full, the other parties will be precluded from any other remedy, at law or in equity or otherwise, except in the event of a fraud or willful breach).

Interests of Certain Persons in the Merger

In considering the recommendation of the Company’s board of directors with respect to the merger, you should be aware that the directors and executive officers of the Company have interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. The Company’s board of directors were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, and recommend that our shareholders vote in favor of authorizing and approving the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

Shares, Options, Warrants and Restricted Share Units Held by Officers and Directors

As of June 30, 2015, the Company’s directors and executive officers, as a group held an aggregate of 47,162,755 Shares (in the form of Class A Ordinary Shares and ADSs), outstanding options to purchase 31,458,658 Shares, outstanding warrants to purchase 36,013,978 Shares and 353,934 restricted share units.

At the effective time of the merger, each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant. At the effective time of the merger, each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714.

After the completion of the merger, the maximum amount of cash payments our directors and executive officers may receive in respect of their Shares, options, warrants and restricted share units is approximately $109.7 million, including approximately $74.1 million in respect of Shares and approximately $35.6 million in respect of options, warrants and restricted share units.

Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	The memorandum and articles of association of the surviving company shall contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company as of the date of the merger agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the effective time of the merger in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the effective time of the merger, were directors or officers of the Company, unless such modification shall be required by law.

•	The surviving company will maintain in effect for six (6) years from the effective time of the merger, the current directors’ and officers’ liability insurance policies maintained by the Company as of the date of the merger agreement with respect to matters occurring prior to the effective time of the merger, including acts or omissions occurring in connection with the merger agreement and consummation of the transactions contemplated by the merger agreement, including the merger; provided that the surviving company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided further that the surviving company will not be required to expend in any one year an amount in excess of 300% of the annual premium paid by the Company as of the date of the merger agreement for such insurance. The Company may (and at Parent’s request shall) purchase a six-year “tail” prepaid policy prior to the effective time of the merger on terms and conditions no less advantageous to the “indemnified parties” (as defined in the merger agreement) than the existing directors’ and officers’ liability insurance maintained by the Company.

•	From and after the effective time of the merger, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify the present and former directors or officers of the Company or any subsidiaries against any “damages” (as defined in the merger agreement) arising out of or in connection with (a) the fact that such party is or was a director or officer of the Company or such subsidiary, or (b) any acts or omissions occurring or alleged to have occurred prior to or at the effective time of the merger to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the merger agreement and to the fullest extent permitted by the Cayman Companies Law or any other applicable law.

Delisting, Deregistration and Termination of the ADSs

As promptly as practicable following the Effective Time, Parent will use its reasonable best efforts to cause the delisting of the ADSs from the NASDAQ, the deregistration of the Shares and the ADSs under the Exchange Act and termination of the ADS program.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than approvals, filings or notices required under the federal securities laws, any antitrust approvals, filings or registrations with or approvals of the National Development and Reform Commission of the PRC, the Ministry of Commerce of the PRC, and the State Administration of Foreign Exchange of the PRC or their competent local counterparts, filings or notices that Parent may specify in writing may be required or advisable in connection with the merger, and the filing of the plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger.

MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table provides the high and low sales prices for the ADSs on the Nasdaq Global Market (“NASDAQ”) under the symbol “CMGE,” for periods specified:

	Sales Price Per ADS (in $)
	High	Low
Quarterly:
2013
First quarter	10.50	3.00
Second quarter	18.50	7.79
Third quarter	16.97	10.88
Fourth quarter	25.25	11.39
2014
First quarter	40.31	18.51
Second quarter	23.94	12.60
Third quarter	29.70	12.58
Fourth quarter	26.93	16.66
2015
First quarter	19.89	15.30
Second quarter (through June 29, 2015)	22.61	16.56

On May 15, 2015, the last trading day immediately prior to the Company’s announcement on May 18, 2015 that it had received the Proposal, the reported closing price of the ADSs on NASDAQ was $20.38 per ADS. The merger consideration of $1.5714 per Share, or $22.00 per ADS, represents a premium of 7.9% over the closing price of $20.38 per ADS on May 15, 2015, a premium of 9.9% over the closing price of $20.01 per ADS on May 11, 2015, one week prior to the Company’s May 18, 2015 announcement and a premium of 7.0% over the closing price of $20.56 per ADS on April 17, 2015, one month prior to the Company’s May 18, 2015 announcement. On June 29, 2015, the most recent practicable date before the date of this proxy statement, the high and low reported sales prices of the ADSs were $20.75 and $20.16, respectively. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

On March 26, 2015, the Company’s board of directors declared cash dividends in the aggregate amount of approximately $4.4 million to the Company’s shareholders of record as of the close of business on April 17, 2015, at $0.01 per Share, or $0.14 per ADS. The cash dividends were distributed on or about May 15, 2015. Pursuant to the terms of the merger agreement, the Company is not permitted to declare or pay further dividends.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on July 27, 2015, at 10:00 a.m. (Hong Kong Time) at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as a special resolution:

THAT the agreement and plan of merger dated as of June 9, 2015 (the “merger agreement”) among the Company, Pegasus Investment Holdings Limited (“Parent”) and Pegasus Merger Sub Limited (“Merger Sub”) (such merger agreement being in the form attached to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (the “merger”), be and are hereby authorized and approved;

•	as an ordinary resolution:

THAT effective as of the effective time of the merger, the Share Option Scheme of the Company be terminated; and

•	as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be authorized to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

If the merger is completed, at the effective time of the merger, each outstanding Share (including Class A Ordinary Shares represented by ADSs), other than the Dissenting Shares, will be cancelled in exchange for the right to receive $1.5714 in cash without interest, and for the avoidance of doubt, because each ADS represents fourteen (14) Shares, each issued and outstanding ADS, will represent the right to surrender the ADS in exchange for $22.00 in cash per ADS without interest (less a cancellation fee of $5.00 per 100 ADS (or any fraction thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the deposit agreement), in each case, less any applicable withholding taxes, in accordance with the terms and conditions set forth in the merger agreement. At the effective time, all of the Shares will be cancelled and cease to exist. Each Dissenting Share will thereafter represent only the right to receive the fair value of such Share as determined under the Cayman Companies Law. At the effective time, each issued and outstanding ordinary share, par value $0.001 per share, of Merger Sub will be converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

The Company’s Board’s Recommendation

The Company’s board of directors, among other matters:

•	determined that the merger, on the terms and subject to the conditions set forth in the merger agreement, is fair to and in the best interests of, the Company and its shareholders, and declare it advisable to enter into the merger agreement;

•	authorized and approved the execution, delivery and performance of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger; and

•	directed that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation that the shareholders of the Company authorize and approve by way of a special resolution the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

Quorum

One or more shareholders holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote on the Share record date will constitute a quorum. Under the terms of the voting agreement, the Controlling Shareholder is required to appear at the extraordinary general meeting and any adjournment or postponement thereof held to approve the merger. We expect, as of the Share record date, there will be 438,599,649 Shares entitled to be voted at the extraordinary general meeting. In the event that a quorum is not present at the extraordinary general meeting, we currently expect that we will adjourn the extraordinary general meeting to solicit additional proxies in favor of the authorization and approval of the merger agreement.

Record Dates; Shares and ADSs Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on July 23, 2015, the Share record date for voting at the extraordinary general meeting. If you own ADSs at the close of business in New York City on July 1, 2015, the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Class A Ordinary Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 5:00 p.m. (New York City Time) on July 23, 2015 in order to ensure your Class A Ordinary Shares are properly voted at the extraordinary general meeting. Alternatively, if you own ADSs on the ADS record date, you may vote at the extraordinary general meeting if you cancel your ADSs and become a holder of Class A Ordinary Shares prior to the close of business in the Cayman Islands on July 23, 2015. If you wish to cancel your ADSs for the purpose of voting Class A Ordinary Shares, you need to make arrangements to deliver your ADSs to the ADS depositary for cancellation before the close of business in New York City on July 20, 2015 together with (a) delivery instructions for the corresponding Class A Ordinary Shares (name and address of person who will be the registered holder of Class A Ordinary Shares), (b) payment of the ADS cancellation fees (up to $5.00 per 100 ADSs (or any fraction thereof) to be cancelled) and any applicable taxes, and (c) a certification that you held the ADSs as of the ADS record date and you have not given, and will not give, voting instructions to the ADS depositary as to the ADSs being cancelled or have given voting instructions to the ADS depositary as to the ADSs being cancelled but undertake not to vote the corresponding Class A Ordinary Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancellation of the ADSs, the ADS depositary will arrange for Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Class A Ordinary Shares, to transfer registration of the Class A Ordinary Shares to you (or a person designated by you). If after registration of Class A Ordinary Shares in your name, you wish to receive a certificate evidencing the Class A Ordinary Shares registered in your name, you will need to request the registrar of the Class A Ordinary Shares to issue and mail a certificate to your attention. Each outstanding Class A Ordinary Share on the Share record date entitles the holder to one vote, and each outstanding Class B Ordinary Share on the Share record date entitles the holder to five votes, on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the Share record date, there will be

438,599,649 Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, the deadline for your to lodge your proxy card and vote is July 25, 2015 at 10:00 a.m. (Hong Kong Time). If the merger is not completed, the Company would continue to be a public company in the U.S. and the ADSs would continue to be listed on NASDAQ. The Company’s Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the ADS deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to $5.00 per 100 ADSs (or any fraction thereof) issued) and any applicable share transfer taxes (if any) and related charges pursuant to the ADS deposit agreement.

Vote Required

Under the Cayman Companies Law and the merger agreement, we cannot complete the merger unless the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the aggregate voting power of Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. Each issued and outstanding Class A Ordinary Share on the Share record date entitles the holder to one vote, and each issued and outstanding Class B Ordinary Shares on the Share record date entitles the holder to five votes, on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. The Company expects that, as of the Share record date, there will be 257,778,421 Class  A Ordinary Shares and 180,821,228 Class B Ordinary shares entitled to be voted at the extraordinary general meeting.

Shareholders and ADS Holders Entitled to Vote; Voting Materials

Only holders of Shares entered in the register of members of the Company at the close of business on July 23, 2015 (Cayman Islands Time), the Share record date, will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of the Share record date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders wanting to vote by proxy should simply indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by the Company no later than 10:00 a.m. on July 25, 2015 (Hong Kong Time).

Holders of ADSs as of the close of business on July 1, 2015 (New York City Time), the ADS record date, will receive the final proxy statement and ADS voting instruction card either directly from the Company’s ADS depositary (in the case of holders of ADSs who hold the ADSs in certificated form, i.e., in the form of ADRs) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of ADSs who do not hold the ADSs in the form of ADRs). Holders of ADSs as of the close of business on July 1, 2015 (New York City Time), cannot attend or vote at the extraordinary general meeting directly, but may instruct the ADS depositary how to vote the Class A Ordinary Shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the ADS depositary and returning it in accordance with the instructions printed on it. The ADS depositary must receive the ADS voting instruction card no later than 5:00 p.m. (New York City Time) on July 23, 2015. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the Class A Ordinary Shares represented by ADSs in accordance with your voting instructions.

Holders of ADSs may vote at the extraordinary general meeting if they cancel their ADSs and become a holder of Class A Ordinary Shares by the close of business in the Cayman Islands on July 23, 2015. ADS holders wanting to cancel their ADSs need to make arrangements to deliver their ADSs to the ADS depositary for cancellation prior to the close of business in New York City on July 20, 2015 and complete certain other procedures required by the ADS depositary. Persons who hold ADSs in a brokerage, bank or nominee account, must contact their broker, bank or nominee to find out what actions they need to take to instruct the broker, bank or nominee to cancel the ADSs on their behalf.

Persons holding ADSs in a brokerage, bank or nominee account should consult with their broker, bank or nominee to obtain directions on how to provide such broker, bank or nominee with instructions on how to vote their ADSs.

Each ADS represents fourteen (14) Class A Ordinary Shares. As of May 30, 2015, there were 438,599,649 Shares issued and outstanding (including Class A Ordinary Shares represented by ADSs), all of which of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described above. As of June 30, 2015, there were 14,384,050 ADSs outstanding; subject to the cancellation procedures described above, none of the holders of these ADSs may vote in person at the extraordinary general meeting.

Persons who have acquired Shares and whose names are entered in the Company’s register of members before the close of business on July 23, 2015 (Cayman Islands Time) will receive the proxy form (including the voting material) before the extraordinary general meeting, and persons who are ADS holders as of the close of business on July 1, 2015 (New York City Time) will receive the ADS voting instruction card from the ADS depositary before the extraordinary general meeting. Shareholders who have acquired Shares after the close of business on July 23, 2015 (Cayman Islands Time) may not attend the extraordinary general meeting unless they receive a proxy from the person or entity who had sold them the Shares.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of the Share record date who are unable to participate in the extraordinary general meeting may appoint another shareholder, a third party or the chairman of the meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the meeting as proxy holder will vote in favor of the merger according to the recommendation of the board of directors of the Company. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the chairman of the meeting as proxy holder will vote in accordance with the position of the board of directors of the Company.

Voting of Proxies and Failure to Vote; Discretionary Proxy of the Company under the Deposit Agreement

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. Shareholders who fail to cast their vote in person or by proxy will not have their votes counted.

If the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote any Class A Ordinary Shares represented by the holder’s ADSs, or no instructions are received by the ADS depositary from an ADS holder with respect to any Class A Ordinary Shares represented by the holder’s ADSs on or before the ADS record date, then such holder may, under the terms of ADS depositary agreement, be deemed to have instructed the ADS depositary to give a discretionary proxy to the Designee. Unless the Company notifies the ADS depositary that there exists substantial opposition against the outcome for which the Designee would otherwise vote at the extraordinary general meeting or that such matters would have a material adverse impact on the holders of ADSs or on the holders of Class A Ordinary Shares, the Designee may receive a discretionary proxy from the ADS depositary and may vote all Class A Ordinary Shares underlying such uninstructed ADSs FOR the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, FOR the termination, as of the effective time of the merger, of the Share Option Scheme of the Company and FOR the adjournment of the extraordinary general meeting in order to allow us to solicit additional proxies in favor of the authorization and approval of the merger agreement and the plan of merger in the event that there are insufficient proxies received to pass the special resolution at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•	first, a registered shareholder may revoke a proxy by written notice of revocation given to the Company no less than 48 hours before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to China Mobile Games and Entertainment Group Limited, Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China;
•	second, a registered shareholder may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no less than 48 hours prior to the extraordinary general meeting; or

•	third, a registered shareholder may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time received prior to 5:00 p.m. (New York City Time) on July 23, 2015. A holder of ADSs can do this in one of two ways:

•	first, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS depositary; or

•	second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Rights of Shareholders Who Object to the Merger

Shareholders who hold their Shares in their own name at the time when the vote on the merger is taken will have the right to dissent from the merger and receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote on the merger is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex F to this proxy statement, for the exercise of dissenter rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenter rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE CLASS A ORDINARY SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTER RIGHTS WITH RESPECT TO ANY OF THE CLASS A ORDINARY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTER RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THE ADSs, PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING CLASS A ORDINARY SHARES, AND CERTIFY THAT THEY HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSs (OR, ALTERNATIVELY, THAT THEY WILL NOT VOTE THE CLASS A ORDINARY SHARES) BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON JULY 20, 2015, AND BECOME REGISTERED HOLDERS OF CLASS A ORDINARY SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON JULY 23, 2015. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTER RIGHTS WITH RESPECT TO THE CLASS A ORDINARY SHARES UNDER SECTION 238 OF THE CAYMAN COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WOULD CONTINUE TO BE A PUBLIC COMPANY IN THE U.S. AND THE COMPANY’S ADSs WOULD CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELLED HIS OR HER ADSs TO EXERCISE DISSENTER RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS OR HER CLASS A ORDINARY SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS OR HER CLASS A ORDINARY SHARES INTO THE COMPANY’S AMERICAN DEPOSITARY SHARES PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE ADS DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (UP TO $5.00 PER 100 ADSS (OR ANY FRACTION THEREOF) ISSUED) AND ANY APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE ADS DEPOSIT AGREEMENT.

Whom to Call for Assistance

If you have any questions or need assistance in voting your Shares or ADSs, you can contact Investor Relations, China Mobile Games and Entertainment Group Limited, at +852-2700-6168 or at ir@cmge.com.

Solicitation of Proxies

The Company does not plan to engage a proxy solicitor to assist in the solicitation of proxies. Instead, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. The Company will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of the Company’s Shares and in obtaining voting instructions from those owners. The Company will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT AND PLAN OF MERGER

This section of the proxy statement describes the material terms of the merger agreement and the plan of merger but does not purport to describe all of the terms of the merger agreement and the plan of merger. The following summary is qualified in its entirety by reference to the complete text of the merger agreement and the plan of merger, which is attached as Annex A to this proxy statement and incorporated into this proxy statement by reference. You should read the merger agreement and the plan of merger in their entirety because they, and not this proxy statement, are the legal documents that govern the merger. This description of the merger agreement and the plan of merger have been included to provide you with information regarding their terms.

Structure and Completion of the Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement and the plan of merger, with the Company as the surviving entity of the merger. If the merger is completed, the Company will cease to be a publicly traded company. Unless otherwise agreed by Parent and the Company, the closing will occur as soon as reasonably practicable (and in any event within 10 business days) after the satisfaction or waiver of the conditions to the closing. At the closing, Merger Sub and the Company will execute the plan of merger and register the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective on the date specified in the plan of merger.

We expect that the merger will be completed during the third quarter of 2015, after all conditions to the merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the merger will be satisfied or waived; however, we intend to complete the merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the effective time of the merger, the memorandum and articles of association in the form attached as Appendix II to the plan of merger (which are substantially in the form of the memorandum and articles of association of Merger Sub, as in effect at the effective time of the merger, except that the memorandum and articles of association will refer to the name of the surviving company as “China Mobile Games and Entertainment Group Limited”) will be the memorandum and articles of association of the surviving company. The directors of Merger Sub immediately prior to the effective time will become the directors of the surviving company and the officers of the Company immediately prior to the effective time will become the officers of the surviving company.

Merger Consideration

At the effective time of the merger, each issued and outstanding Share, other than the Dissenting Shares, will be cancelled in exchange for the right to receive $1.5714 in cash, without interest and less any applicable withholding taxes. Each outstanding ADS will represent the right to surrender the ADS in exchange for $22.00 in cash (less a cancellation fee of $5.00 per 100 ADSs (or portion thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the ADS deposit agreement) without interest and less any applicable withholding taxes.

Each Dissenting Share will be entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Companies Law. Please see “Dissenter Rights” beginning on page 61 for additional information.

At the effective time of the merger, each outstanding ordinary share, par value $0.001 per share, of Merger Sub will be converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company.

Treatment of Share Options and Warrants

At the effective time of the merger, each outstanding and unexercised option or warrant to purchase the Company’s Shares or ADSs will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such option or warrant immediately prior to the effective time of the merger multiplied by the amount by which $1.5714 exceeds the exercise price per Share of such option or warrant.

Treatment of Restricted Share Units

At the effective time of the merger, each of the Company’s outstanding restricted share units will be cancelled and converted into the right to receive, as soon as practicable (and in no event no more than five business days) after the effective time of the merger, a cash amount equal to the number of Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by $1.5714.

Exchange Procedures

At or prior to the effective time, Parent will deposit with the paying agent for the benefit of the holders of the Shares and the ADSs (other than the Dissenting Shares) and share options, warrants and restricted share units to purchase Shares in an amount sufficient to pay the merger consideration. Promptly after the effective time (and in any event within three business days from the effective time), the Parent will cause the paying agent to mail to each registered holder of Shares entitled to receive the per Share merger consideration (a) a form of letter of transmittal specifying how the delivery of the merger consideration to registered holders of the Shares (other than the Dissenting Shares) will be effected and (b) instructions for effecting the surrender of any share certificates in exchange for the applicable merger consideration. Upon surrender of a share certificate or a declaration of loss, each registered holder of Shares will receive an amount equal to (a) the number of Shares multiplied by (b) the per Share merger consideration.

As promptly as reasonably practicable after the effective time of the merger, the paying agent will transmit to the ADS depositary a cash amount equal to (a) the number of ADSs issued and outstanding, multiplied by (b) the per ADS merger consideration. The ADS depositary will distribute the merger consideration for the ADSs (less cancellation fees of $5.00 per 100 ADSs (or fraction thereof) and a depositary services fee of $0.02 per ADS pursuant to the terms of the ADS deposit agreement) to ADS holders pro rata to their holdings of ADSs immediately prior to the effective time, without interest and less any applicable withholding taxes, upon surrender by them of the ADSs. The ADS holders will pay any applicable fees, charges and expenses of the ADS depositary and government charges due to or incurred by the ADS depositary in connection with the distribution of the ADS merger consideration.

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including those set forth in the disclosure schedules delivered by the Company and Parent in connection therewith). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by its public disclosure with the SEC prior to the date of the merger agreement (subject to certain limitations).

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	due organization, valid existence and, where applicable, good standing of the Company and each of its subsidiaries; authority of the Company and each of its subsidiaries to carry on its businesses;

•	capitalization of the Company and each of its subsidiaries, the absence of preemptive or other rights with respect to securities of the Company and each of its subsidiaries, or any securities that give their holders the right to vote with the Company’s shareholders;

•	the Company’s corporate power and authority to execute and deliver, to perform its obligations under and to consummate the transactions under the merger agreement, and the enforceability of the merger agreement against the Company;

•	the declaration of advisability and recommendation to the shareholders of the Company of the merger agreement and the merger by the board of directors of the Company, and the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger, by the board of directors of the Company;

•	the required vote of the Company’s shareholders;

•	the receipt of an opinion from Duff & Phelps;

•	the absence of violations of, or conflict with, the governing documents of the Company, laws applicable to the Company and certain agreements of the Company as a result of the Company entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	governmental consents and approvals;

•	compliance with applicable laws, licenses and permits (including in relation to anti-bribery and economic sanctions);

•	the Company’s SEC filings and the financial statements included therein;

•	absence of undisclosed liabilities;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	compliance with the applicable rules and regulations of NASDAQ;

•	the absence of any “Company Material Adverse Effect” (as defined below) on the Company or certain other changes or events since December 31, 2014;

•	the absence of any legal proceedings and governmental orders against the Company;

•	labor and employment matters (including the Share Option Scheme and awards issued pursuant to the Share Option Scheme);

•	real property;

•	intellectual property;

•	tax matters;

•	environmental matters;

•	material contracts and the absence of any default under, or breach or violation of, any material contract;

•	affiliate transactions;

•	insurance matters;

•	the absence of a shareholder rights plan or “poison pill” agreement and the inapplicability of any anti-takeover law to the merger (other than the Cayman Companies Law);

•	the absence of any undisclosed broker’s or finder’s fees; and

•	acknowledgement by Parent and Merger Sub as to the absence of any other representations and warranties by the Company, other than the representations and warranties made by the Company contained in the merger agreement.

Many of the representations and warranties made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the merger agreement, a “Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (a) be materially adverse to the business, condition (financial or otherwise), assets, properties or results of operations of the Company and the subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the transactions contemplated by the merger agreement, including the merger. However, none of the following items occurring after the date of the merger agreement will be taken into account in determining whether there has been a Company Material Adverse Effect:

•	changes affecting the financial, credit or other securities or capital markets, or general economy in any country in which the Company or any of its subsidiaries conduct business, including changes in interest rates and foreign exchange rates;

•	changes in generally accepted accounting principles or any interpretation thereof;

•	changes in applicable law or directives or policies of a governmental authority of general applicability, or any interpretation, implementation or enforcement thereof, that are binding on the Company or any of its subsidiaries;

•	changes that are the result of factors generally affecting the industries and markets in which the Company and its subsidiaries operate;

•	effects resulting from the public announcement of the transactions contemplated by the merger agreement, including the merger;

•	any failure by the Company or any of its subsidiaries to meet any analyst estimates or expectations of the Company’s or such subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect);

•	natural disasters, declarations of war, acts of sabotage or terrorism or major hostilities or other force majeure events;

•	changes in the market price or trading volume of ADSs (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect);

•	any action or omission of the Company or any of its subsidiaries taken, directly or indirectly, at the direction or request of, or with the written consent of, Parent or Merger Sub; or

•	any proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or any other proceedings in connection with the merger agreement, the merger or any other related transaction;

provided, however, that events, circumstances, changes or effects set forth in clauses (i), (ii), (iii), (iv) and (vi) will be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such events, circumstances, changes or effects, individually or in the aggregate, have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants in the industries and geographic markets in which the Company and its subsidiaries conduct their businesses.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, valid existence and good standing; authority to carry on their businesses;

•	their corporate power and authority to execute, deliver and perform their obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against them;

•	the absence of violations of, or conflict with, the governing documents of Parent or Merger Sub, laws applicable to Parent or Merger Sub and certain agreements of Parent or Merger Sub as a result of Parent and Merger Sub entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	governmental consents and approvals;

•	the full force and effect of executed equity commitment letters from the Sponsors and the sufficiency of funds contemplated by such equity commitment letters to pay the merger consideration at closing;

•	the absence of any undisclosed broker’s or finder’s fees;

•	absence of litigation;

•	solvency of the surviving corporation; and

•	acknowledgement by the Company as to the absence of any other representations and warranties by Parent or Merger Sub, other than the representations and warranties made by Parent and/or Merger Sub contained in the merger agreement.

Conduct of Business Prior to Closing

The Company has agreed that from the date of the merger agreement until the effective time, except (i) as required by applicable laws, (ii) as set forth specifically in the company disclosure schedule to the merger agreement, (iii) as expressly contemplated or permitted by any other provision of the merger agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the businesses of the Company and its subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice and the Company and each of its subsidiaries shall use their reasonable best efforts to comply in all material respects with applicable laws.

From the date of the merger agreement until the effective time, without the prior written consent of Parent (which will not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit any of its subsidiaries to, among other things:

•	amend its organizational documents;

•	issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, with limited exceptions, (i) any shares of any class of the Company or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest of the Company or any subsidiary, or (ii) any material property or assets of the Company or any subsidiary, except in the ordinary course of business or to or among the Company’s subsidiaries;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares, other than dividends or other distributions from any subsidiary of the Company to the Company or a wholly-owned subsidiary of the Company;

•	with limited exceptions, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

•	acquire (including by merger, consolidation or acquisition of share or assets or any other business combination, in a single transaction or a series of related transactions) any corporation, partnership, other business organization or any division thereof or any assets, with a value or purchase price (including the value of assumed liabilities) in excess of $10,000,000 on an individual basis;

•	authorize, or make any commitment with respect to, capital expenditures which are, in a single transaction or a series of related transactions, $10,000,000 on an individual basis, for the Company and its subsidiaries taken as a whole, other than expenditures necessary to maintain existing assets in good repair and working condition, consistent with past practice;

•	incur any indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make, forgive or cancel any loans or advances or capital contribution to, or investment in, any person, except for indebtedness the outstanding amount of which does not exceed, in a single transaction or a series of related transactions, $10,000,000 on an individual basis, for the Company and its subsidiaries taken as a whole;

•	create any new subsidiary or form any joint venture, partnership or, other than in the ordinary course of business and consistent with past practice, any strategic alliance;

•	create or grant any lien on any material assets of the Company or its subsidiaries other than in the ordinary course of business consistent with past practice;

•	make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its subsidiaries, except as required by changes in applicable generally accepted accounting principles or law;

•	settle any proceeding, other than settlements (a) in the ordinary course of business and consistent with past practice, (b) requiring the Company and its subsidiaries to pay monetary damages not exceeding $10,000,000, or (c) not involving the admission of any wrongdoing by the Company or any of its subsidiaries

•	(a) enter into, or materially amend or modify, or consent to the termination of, any material contract, or any contract that would be a material contract if it had been entered into prior to the date of the merger agreement, (b) amend, waive, modify or consent to the termination of the Company’s or any subsidiary’s material rights under any such contract, other than in the ordinary course of business and consistent with past practice;

•	enter into any transaction involving any earn-out or similar payment payable by the Company or any of its subsidiaries to any third party;

•	enter into, amend or modify any transaction with any director or executive officer of the Company or any record or beneficial owner of securities of the Company representing 5% or more of the voting power of all outstanding securities of the Company, and family members or affiliates of the foregoing persons;

•

except as required pursuant to the Company’s share option scheme or contemplated by the merger agreement, or as otherwise required by applicable law, (a) enter into any new compensatory agreements, or terminate any employment or compensatory agreements, with any key employee (as defined in the Company disclosure schedule to the merger agreement), (b) increase the compensation, bonus or pension, welfare or other benefits of, pay any bonus to, or make any new equity awards to any officer, director, employee or consultant of the Company or any of its subsidiaries except for increases by no more than 20% in compensation of any such person, (c) establish, adopt, amend or terminate the share option scheme or any new plan or scheme or grant or provide any severance or termination payments or benefits to any director or officer of the Company or any of its subsidiaries or amend the terms of any outstanding equity-based awards, (d) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of material compensation or benefits under the share option scheme, (e) materially change any actuarial or other assumptions used to calculate funding obligations with respect to the share option scheme or to materially change the manner in which contributions to the share option scheme are made or the basis on which such contributions are determined, except as may be required by the general accepted accounting principles, (f) forgive any loans to directors, officers or employees of the Company or any of its subsidiaries, or (g) enter into any collective bargain agreement or similar labor agreement;

•	terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by the Company which is not promptly replaced by a comparable amount of insurance coverage with reputable independent insurance companies or underwriters;

•	(a) abandon, fail to maintain, or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material intellectual property; (b) grant to any third party any license, or enter into any covenant not to sue, with respect to any material intellectual property, except non-exclusive licenses in the ordinary course of business consistent with past practice; (c) develop, create or invent any material intellectual property jointly with any third party, except under existing arrangements or in the ordinary course of business; or (d) disclose or allow to be disclosed any material confidential intellectual property to any person (other than employees, directors, contractors, consultants, counsel, advisors, agents or representatives of the Company or its subsidiaries that are subject to a confidentiality or non-disclosure covenant, professional responsibility or other rules protecting against further disclosure thereof), except under existing arrangements or in the ordinary course of business consistent with past practice;

•	effect or commence any liquidation, dissolution, scheme or arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its subsidiaries, other than as expressly provided for in the merger agreement;

•	make or revoke any material tax election, or materially amend any tax return (except as required by applicable law), enter into any material closing agreement with respect to taxes, surrender any right to claim a material tax refund, settle or compromise any material tax controversy or change any material aspect of its method of tax accounting;

•	take any action that is intended, or would reasonably be expected to, result in any of the conditions to the merger set forth in the merger agreement not being satisfied; and

•	authorize or agree to take, or enter into any letter of intent or similar written agreement or arrangement, in each case, with respect to any of the foregoing actions.

Shareholders’ Meeting

The Company has agreed that, as soon as reasonably practicable after the date of the merger agreement, the Company will take, in accordance with applicable law and its organizational documents, all action necessary to duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders for the purpose of approving and authorizing the merger agreement and the plan of merger, provided that the Company shall not be required to hold such meeting until the Controlling Shareholder has obtained the approval of its shareholders for the merger. Notwithstanding the foregoing, the Company will be permitted to adjourn the extraordinary general meeting if (i) in the good faith judgment of its board of directors, after consultation with its outside legal counsel, a failure to effect such adjournment would be reasonably likely to constitute a breach of its board of directors’ fiduciary duties under applicable law, (ii) such adjournment is desirable to obtain the approval and authorization of the Company’s shareholders for merger agreement and the plan of merger, or (iii) such adjournment is for the purpose of allowing reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company’s board of directors has determined in good faith after consultation with outside counsel is required by applicable laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the extraordinary general meeting.

In the event that subsequent to the shareholder approval of the Controlling Shareholder, the Company’s board of directors makes a change in its recommendation, the Company shall nevertheless submit the merger agreement and the plan of merger to its shareholders for approval and authorization at the extraordinary general meeting in accordance with the merger agreement unless the merger agreement has been terminated in accordance with its terms prior to the extraordinary general meeting. Additionally, Parent may request that the Company adjourn the extraordinary general meeting for up to 45 days (but in any event no later than five business days prior to the termination date), (i) if as of the time for which the extraordinary general meeting is originally scheduled (as set forth in this proxy statement), the Controlling Shareholder has not convened a shareholders’ meeting to obtain the approval of its shareholders for the merger or (ii) after consultation with the Company, in order to allow reasonable additional time for (a) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (b) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the extraordinary general meeting, in which event the Company shall, in each case, cause the extraordinary general meeting to be adjourned in accordance with Parent’s request.

No Solicitation of Acquisition Proposals

None of the Company, and of its subsidiaries or any of their respective directors, officers or representatives will, directly or indirectly, (a) solicit, initiate or purposefully encourage (including by way of furnishing nonpublic information concerning the Company or any of its Subsidiaries), or take any other action designed to facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to shareholders of the Company) that constitutes, or that in the Company’s good faith judgment would reasonably be expected to lead to, any competing transaction, (b) enter into, maintain, continue or otherwise participate in discussions or negotiations with, or provide or cause to be provided any nonpublic information relating to the Company or any of its subsidiaries or the merger to, any third-party person or entity in connection with such inquiries or to obtain such proposal or offer that in the Company’s food faith judgment would reasonably be expected to lead to a competing transaction, (c) agree to approve, adopt, endorse, recommend or consummate any competing transaction, or enter into any letter of intent or contract (other than an acceptable confidentiality agreement), commitment or obligation contemplating or otherwise relating to, or consummate, any competing transaction other than to the extent permitted pursuant to the provisions described below under “—No Change in Recommendation”, or (d) waive, amend or release any standstill, confidentiality or similar agreement or takeover statutes in respect of a competing transaction (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or takeover statute). Except to the extent permitted pursuant to the provisions described below under “—No Change in Recommendation”, the Company and its Subsidiaries and their respective representatives will immediately cease and terminate all existing activities, discussions or negotiations with any third parties existing as of the date of the merger agreement regarding a competing transaction.

Prior to obtaining the required shareholder authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, if the Company receives an unsolicited, written, bona fide proposal or offer regarding a competing transaction from any person that did not result from a breach by the Company of its obligations set forth in the above paragraph, the Company and its representatives may (a) contact such person solely to clarify the terms and conditions of the proposal or offer so as to determine whether such proposal constitutes or is reasonably expected to result in a superior proposal and (b) furnish information to, and enter into discussions with, such person to the extent that the Company’s board of directors has (i) determined in good faith (after consultation with a financial advisor and outside legal counsel) that such proposal or offer constitutes or is reasonably likely to result in a superior proposal, and failure to furnish information or enter into discussions with such person would be reasonably likely to violate the directors’ fiduciary duties under applicable law and (ii) obtained from such person an executed confidentiality agreement on terms no less favorable to the Company in the aggregate than those contained in the confidentiality agreements between the Company and the Sponsors or their affiliates; provided, that the Company will provide written notice to Parent prior to taking any action set forth in (a) or (b) above and will concurrently make available to Parent any material information concerning the Company and its subsidiaries that is provided to any such person and that was not previously made available to Parent or its representatives.

Prior to the receipt of the required shareholder authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, if an intervening event has occurred and the Company’s board of directors determines in its good faith judgment upon advice by outside legal counsel, that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, the Company’s board of directors may make a change in its recommendation; provided that the Company’s board of directors shall not make such change in its recommendation unless the Company has (i) provided to Parent at least five business days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company’s board of directors to take such action and (ii) during such five business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend the merger agreement in such a manner that obviates the need for such change in recommendation.

A competing transaction means (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any material subsidiary, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or consolidated assets of the Company and its subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company or any material subsidiary, or securities convertible into or exchangeable for 15% or more of any such equity securities, (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

An intervening event means a material event, development or change with respect to the Company and its subsidiaries or the business of the Company and its subsidiaries, in each case, taken as a whole, that (i) is unknown by the Company’s board of directors as of or prior to the date of the merger agreement and (ii) occurs or arises after the date of the merger agreement and on or prior to the receipt of the required shareholder authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger; provided that the receipt by the Company of a competing transaction or superior proposal, or any inquiry related thereto or the consequences of completing such competing transaction or superior proposal will not be deemed to constitute an intervening event.

A superior proposal means a bona fide written proposal or offer with respect to a competing transaction, which was not obtained in breach of the merger agreement, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the Company’s board of directors has determined in its good faith judgment after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms without significant delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, and breakup or termination fee and deposit provisions, and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the merger contemplated in the merger agreement and the plan of merger; provided that no offer or proposal shall be deemed to be a “superior proposal” if the receipt of any financing required to consummate the transaction contemplated by such offer or proposal is a condition to the consummation of such transaction.

No Change of Recommendation

The board of directors of the Company will not:

•	withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Merger Sub, or propose (publicly or otherwise) to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent or Merger Sub, the recommendation to the shareholders of the Company to vote in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger; or

•	subject to certain exceptions, (i) adopt, approve, endorse or recommend, or propose (publicly or otherwise) to adopt, approve, endorse or recommend any competing transaction, or (ii) cause or permit the Company or any of its subsidiaries to enter into any letter of intent, contract, commitment or obligation with respect to any competing transaction.

However, the board of directors of the Company may withhold, withdraw, qualify, amend or modify its recommendation prior to obtaining the required shareholder approval if (i) the Company has received an unsolicited, written bona fide proposal or offer regarding a competing transaction that was not initiated or solicited in breach of the provisions described above under “—No Solicitation of Acquisition Proposal” and (ii) the board of directors of the Company determines in its good faith judgment (upon advice by a financial advisor and outside legal counsel) that such competing transaction constitutes a superior proposal and failure to make a change in its recommendation would be reasonably likely to violate the directors’ fiduciary duties under applicable law; provided, however, that prior to taking such action:

•	in response to a superior proposal, the board of directors of the Company has given prior written notice to Parent on or before five business days prior to effecting a change in recommendation advising Parent that the board of directors has received a superior proposal, specifying the material terms and conditions of such superior proposal and identifying the person making such superior proposal, and indicating that the board of directors intends to change its recommendation and the manner in which it intends (or may intend) to do so;

•	the Company has negotiated in good faith with Parent during the period described in the immediately preceding bullet point, to the extent Parent wishes to negotiate, to enable Parent to make such adjustments in the terms and conditions of the merger agreement to that such superior proposal would cease to constitute a superior proposal or so that a failure to effect a change in recommendation would no longer be reasonably likely to violate the directors’ fiduciary duties under applicable law; and

•	the Company has permitted Parent to make a presentation, to the extent Parent desires to make such presentation, to the board of directors of the Company regarding the merger agreement and any adjustments with respect thereto, and the Company has considered in good faith any such adjustments.

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	The memorandum and articles of association of the surviving company will contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the effective time, were directors or officers of the Company, unless such modification is required by law.

•

The surviving company will maintain the Company’s directors and officers liability insurance for a period of six years after the effective time on terms with respect to coverage no less favorable than the Company’s existing insurance; provided that the surviving company will not be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. The Company may purchase a six-year “tail” prepaid policy prior to the effective time on terms and conditions no less advantageous to the indemnified parties than the existing directors’ and officers’ liability insurance maintained by the Company.

•	From and after the effective time, the surviving company will comply with all of the Company’s obligations and will cause its subsidiaries to comply with their respective obligations to indemnify the current and former directors and officers of the Company or any subsidiaries against liabilities arising out of or in connection with (a) the fact that such party is or was a director or officer of the Company or such subsidiary, or (b) any acts or omissions occurring before or at the effective time to the extent provided under the Company and its subsidiaries’ respective organizational and governing documents or agreements effective on the date of the merger agreement and to the fullest extent permitted by the Cayman Companies Law or any other applicable law.

Other Covenants

The merger agreement contains additional agreements between the Company and Parent and /or Merger Sub relating to, among other things:

•	reasonable access by Parent and its representatives to the Company’s offices, properties, books and records between the date of the merger agreement and the effective time of the merger (subject certain restrictions);

•	notification of certain events;

•	making filings or submissions and obtaining overseas investment approvals and cooperating with the other parties in relation thereto;

•	participation in litigation relating to the merger;

•	resignation of the directors of the Company and its subsidiaries to the extent requested by Parent;

•	public announcements related to the merger agreement and the transactions contemplated thereby;

•	delisting and deregistration of the Shares and the ADSs; and

•	matters relating to takeover statutes.

Conditions to the Merger

The completion of the transactions contemplated by the merger agreement, including the merger, is subject to the satisfaction of the following conditions:

•	the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, being authorized and approved by a special resolution of the Company’s shareholders;

•	no governmental authority of competent jurisdiction over the merger having issued an writ, injunction, judgment, decree or executive order that is then in effect enjoins, restrains, prohibits or otherwise makes illegal the consummation of the merger; and

•	shareholders’ approval in general meeting shall have been given by the shareholders of the Controlling Shareholder, as required under the Hong Kong Listing Rules (including shareholders’ approval in general meeting of the Controlling Shareholder of the Transactions as a “very substantial disposal” for the purposes of Chapter 14 of the Hong Kong Listing Rules) or, if applicable, the Takeovers Code (including approval by the independent shareholders of the Controlling Shareholder for the purposes of the Takeovers Code if the Transactions are not structured in a way that they do not fall within Note 7 to Rule 2 of the Takeovers Code) in respect of the merger.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver by Parent, of the following conditions:

•	as of the date of the merger agreement and as of the date of the Closing (except to the extent expressly made as of an earlier date, in which case, as of such date), certain representations and warranties of the Company in the merger agreement being true and correct in all respects subject to certain de minimis exceptions, certain representations and warranties of the Company in the merger agreement being true and correct in all material respects and certain representations and warranties of the Company in the merger agreement (disregarding any qualification as to materiality included therein) being true and correct in all respects, except where the failure to be true and correct would not have a Company Material Adverse Effect;

•	the Company having performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement prior to or at the time of closing;

•	since the date of the merger agreement, there not having occurred and be continuing a Company Material Adverse Effect;

•	the Company having delivered to Parent a certificate, dated the closing date, signed by a senior executive officer of the Company, certifying as to the fulfillment of the above conditions; and

•	the Sponsors having obtained the relevant PRC filings and approvals.

The obligations of the Company to consummate the merger are also subject to the satisfaction, or waiver by the Company, of the following conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement (disregarding any limitation or qualification by “materiality”) being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger, as if made on and at date and time, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate any of the transactions contemplated by the merger agreement, including the merger;

•	each of Parent and Merger Sub having performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the merger agreement prior to or at the time of closing; and

•	Parent having delivered to the Company a certificate, dated the closing date, signed by an executive officer of Parent, certifying as to the fulfillment of the above conditions.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time, whether before or after shareholder approval has been obtained:

•	by mutual written consent of the Company and Parent;

•	by either Parent or the Company, if:

•	the effective time of the merger has not occurred on or before December 9, 2015;

•	any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger;

•	our shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof; or

•	the Controlling Shareholder does not obtain approval from its shareholders in general meeting for the merger;

•	by the Company, if:

•	Parent or Merger Sub has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by Parent or Merger Sub under the merger agreement shall not be true and correct, in each case, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach; provided that this termination right is not available to the Company if it is then in material breach of any of its representations, warranties, covenants or agreements under the merger agreement;

•	all of the closing conditions that are the obligation of the Company are otherwise satisfied and the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger and Parent and Merger Sub fail to complete the Closing within five business days following the date on which the Closing should have occurred pursuant to the merger agreement;

•	prior to receipt of the approval of the shareholders of the Controlling Shareholder, in order to enter into an alternative acquisition agreement relating to a superior proposal; provided that the Company shall not be entitled to terminate the merger agreement in this fashion unless the its pays the Company Termination Fee (as defined in the merger agreement); or

•	within five business days of the date of the merger agreement, Parent fails to enter into an escrow agreement with the Company (or any of its designated affiliates on its behalf) and the Escrow Agent or deposit Parent Escrow Fund in cash in an account under the name of the Company (or any of its designated affiliates on its behalf) with the Escrow Agent;

•	by Parent, if:

•	the Company has breached any of its representations, warranties, covenants or agreements under the merger agreement, or any representation or warranty made by it under the merger agreement shall not be true and correct, in each case, such that the corresponding condition to closing would not be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach; provided that this termination right is not available to Parent if it is then in material breach of any of its representations, warranties, covenants or other agreements under the merger agreement; and

•	the board of directors of the Company has changed its recommendation to the shareholders of the Company to approve the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

Termination Fee

The Company is required to pay Parent a termination fee of RMB150 million, if:

•	(a) a bona fide proposal or offer with respect to a competing transaction shall have been made public or otherwise become publicly known, submitted or proposed (and not publicly withdrawn) after the date hereof and prior to the shareholders’ meeting (or prior to the termination of the merger agreement if there has been no shareholders’ meeting), (b) following the occurrence of an event described in (a), the merger agreement is terminated by the Company or Parent as a result of (i) the effective time of the merger has not occurred on or before December 9, 2015, (ii) the Company’s shareholders do not approve the merger agreement at the extraordinary general meeting or any adjournment or postponement thereof or (iii) the Controlling Shareholder does not obtain approval from its shareholders in general meeting for the merger, and (c) within twelve (12) months after the termination of the merger agreement, the Company or any of its subsidiaries consummates any competing transaction by a third party; provided that for purposes of determining whether a termination fee is payable under such circumstances, all references to “15%” in the definitions of “competing transaction” and “material subsidiary” shall be deemed to be references to “50%”;

•	prior to receipt of the approval of the shareholders of the Controlling Shareholder, the merger agreement is terminated by the Company in order to enter into an alternative acquisition agreement relating to a superior proposal; or

•	the merger agreement is terminated by Parent due to (a) a breach by the Company of its representations, warranties, covenants or agreements in the merger agreement, or a failure of any of the Company’s representations or warranties in the merger agreement being true and correct, in each case, such that the corresponding condition to closing cannot be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach, or (b) a change of recommendation by the board of directors of the Company to the shareholders of the Company to approve the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger.

Parent is required to pay the Company a termination fee of RMB300 million, if:

•	(a) all of the conditions to the obligations of the Company, Parent and Merger Sub have been satisfied (other than the conditions that (i) no governmental authority of competent jurisdiction have enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger, (ii) the Sponsors shall have obtained the relevant PRC filings and approvals, and (iii) by their terms are to be satisfied at Closing) and (b) the Company or Parent terminates the merger agreement because the effective time of the merger has not occurred on or before December 9, 2015;

•	the Company or Parent terminates the merger agreement because a governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable order that, or taken any other final and non-appealable action that, has the effect of making consummation of the merger illegal or otherwise preventing or prohibiting consummation of the merger; or

•	the Company terminates the merger agreement due to (i) a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements in the merger agreement, or a failure of any of their representations or warranties in the merger agreement being true and correct, such that the corresponding condition to closing cannot be satisfied and such breach or inaccuracy, if curable, is not cured within 30 days (but not later than the end date) after written notice of such breach, or (ii) all of the closing conditions that are the obligation of the Company are otherwise satisfied and the Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the merger and Parent and Merger Sub fail to complete the Closing within five business days following the date on which the Closing should have occurred pursuant to the merger agreement.

Within five business days of the date of the merger agreement, Parent is required to enter into an escrow agreement with the Company (or any of its designated affiliates on its behalf) and the Escrow Agent and deposit the Parent Escrow Fund in cash to an account under the name of the Company (or any of its designated affiliates on its behalf) with the Escrow Agent as collateral and security for the payment of the termination fee of Parent.

Fees and Expenses

All reasonable out-of-pocket expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, including the merger, shall be paid by the party incurring such expenses, whether or not the transactions are consummated.

Remedies and Limitations on Liability

The Company is entitled to an injunction or injunctions to prevent breaches of the merger agreement by Parent or Merger Sub and to specifically enforce the terms and provisions thereof against Parent and Merger Sub, which remedies are in addition to any other remedy to which the Company is entitled at law or in equity. Other than the equitable remedies described in the foregoing sentence, the Company’s right to receive payment of a termination fee from Parent is our sole and exclusive remedy against Parent, Merger Sub and their respective affiliates for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform by Parent or Merger Sub under the merger agreement.

Parent and Merger Sub are entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions thereof against the Company, which remedies are in addition to any other remedy to which they are entitled at law or in equity. Other than the equitable remedies described in the foregoing sentence, Parent’s right to receive payment of a termination fee from the Company is the sole and exclusive remedy of Parent and Merger Sub against the Company and its affiliates for any loss or damage suffered as a result of the failure of the merger to be completed under certain circumstances or for a breach or failure to perform under the merger agreement by the Company.

While the Company, Parent and Merger Sub may pursue both a grant of specific performance and payment of a termination fee, none of them will be permitted or entitled to receive both a grant of specific performance that results in the completion of the merger and payment of a termination fee.

Voting Agreement

The following is a summary of the material terms and conditions of the voting agreement. This summary may not contain all the information about the voting agreement that is important to you. This summary is qualified in its entirety by reference to the voting agreement between Parent and the Controlling Shareholder attached as Annex B to this proxy statement. You are encouraged to read the voting agreement in its entirety.

Concurrently with the execution of the merger agreement, Parent entered into the voting agreement with the Controlling Shareholder. As of the date of this proxy statement, the Controlling Shareholder beneficially owns 8,795,864 Class A Ordinary Shares and 180,821,228 Class B Ordinary Shares, representing approximately 78.4% of the voting power of the total issued and outstanding Shares.

Until the termination of the voting agreement, unless the Company’s board of directors has made a change in its recommendation in compliance with the merger agreement that has not been withdrawn, the Controlling Shareholder has agreed to, among other matters, vote or exercise its right to consent with respect to all the Shares held or to be held by the Controlling Shareholder (i) in favor of the approval and authorization of the merger agreement and the transactions contemplated thereby at any meeting of the shareholders of the Company and at any adjournment thereof, at which a vote, consent or other approval of all or some of the shareholders of the Company is sought in connection with the merger agreement or any transaction contemplated thereby; (ii) against any acquisition proposal or any other transaction, proposal or action made in opposition to the approval of the merger and the authorization and approval of the merger agreement and the transactions contemplated thereby or in competition or inconsistent with the approval of the merger and the authorization and approval of the merger agreement and the transactions contemplated thereby; and (iii) against corporate action the consummation of which would prevent, interfere with, impede or delay the consummation of the transactions contemplated by the merger agreement.

Except as expressly described above, nothing in the voting agreement limits the right of the Controlling Shareholder to vote or exercise its right to consent in its sole discretion and without any other limitation on those matters presented for consideration to the Company’s shareholders.

In furtherance of the voting agreement, the Controlling Shareholder which is a holder of record of Shares granted an irrevocable proxy to Parent to vote its Shares in the manner described above.

The performance by the Controlling Shareholder of its obligations under the voting agreement with respect to voting of its Shares, and grant of proxy to Parent to vote its Shares, in favor of the approval and authorization of the merger agreement and the transactions contemplated thereby is conditional upon the obtaining of the approval from the shareholders of the Controlling Shareholder in its general meeting of shareholders for the merger.

The Controlling Shareholder has agreed that until the termination of the voting agreement, without the prior consent of Parent, it will not, among other matters:

•	sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise) any Shares; or

•	enter into any voting or similar agreement with respect to any of its Shares or grant any proxy, consent or power of attorney with respect to any of its Shares to any third party.

The voting agreement will terminate automatically on the earliest of:

•	the effectiveness of the merger,

•	the termination of merger agreement by either or both of Parent and the Company in accordance with its terms;

•	at any time upon the written agreement of Parent and Merger Sub, on the one hand, and the Controlling Shareholder, on the other hand; and

•	a validly convened shareholder meeting of the Controlling Shareholder at which the shareholders of the Controlling Shareholder do not approve the Controlling Shareholder’s performance of certain of its obligations under the voting agreement.

If the Controlling Shareholder obtains approval from its shareholders in the general meeting of its shareholders for the merger, and assuming that the Controlling Shareholder complies with its obligations under the voting agreement and vote all of its Shares in favor of the merger agreement and the transactions contemplated thereby at the extraordinary general meeting, and assuming that all shareholders vote in person or by proxy at the extraordinary general meeting of shareholders, no additional votes approving the merger and authorizing and approving the merger agreement and the transactions contemplated thereby by other shareholders will be required to approve the merger and authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby.

Escrow Agreement

On June 15, 2015, Orient Zhike and Lanyue entered into the escrow agreement with the Escrow Agent, pursuant to which Orient Zhike and Lanyue agreed that the Parent Escrow Fund deposited in the account under the name of Lanyue with the Escrow Agent shall be held and released within one business day (i) with joint instructions of Orient Zhike and Lanyue or (ii) with instructions of Orient Zhike or Lanyue (as the case may be) and as directed by a valid court judgment (which judgment has not been appealed within 30 days or is not appealable) or a valid arbitral award.

Modification or Amendment

The merger agreement may be amended by action taken by the Company, Parent and Merger Sub at any time before the effective time of the merger, whether before or after approval of the merger by the shareholders of the Company, but, after any such approval, no amendment shall be made that reduces the amount or changes the type of consideration into which each Share will be converted upon consummation of the merger.

DISSENTER RIGHTS

The following is a brief summary of the rights of holders of the Shares to dissent from the merger and receive payment of the fair value of their Shares (“Dissenter Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex F to this proxy statement. If you are contemplating the possibility of dissenting from the merger and exercising Dissenter Rights, you should carefully review the text of Annex F, particularly the procedural steps required to exercise Dissenter Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenter Rights.

Requirements for Exercising Dissenter Rights

A registered shareholder of the Company is entitled to payment of the fair value of his or her Shares upon dissenting from the merger.

The exercise of your Dissenter Rights will exclude the enforcement by you of any rights to which you might otherwise be entitled by virtue of your holding Shares, other than the right to seek relief on the grounds that the merger is void or unlawful. To exercise your Dissenter Rights, the following procedures must be followed:

•	you must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•	within 20 days immediately following the date on which the vote approving the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all shareholders who have served a Notice of Objection (“Dissenting Shareholders”);

•	within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), the Dissenting Shareholder must give a written notice of his decision to dissent (a “Notice of Dissent”) to the Company stating his name and address, the number and class of the Shares with respect to which he dissents and demanding payment of the fair value of his Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he holds;

•	within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase their Shares at a price determined by the Company to be the fair value of such Shares;

•	if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will acquire the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed the fair value of their Shares with the Company, and the petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filled a Notice of Dissent and who have not agreed the fair value of their Shares with the Company; and

•	if a petition is timely filed and served, the Grand Court will determine at a hearing at which Dissenting Shareholders are entitled to participate (a) the fair value of the Shares held by those Dissenting Shareholders and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by or for the registered shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are registered in the name of a fiduciary, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are registered in the name of more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a registered shareholder; however, the agent must identify the registered owner and expressly disclose the fact that, in exercising the notice, he is acting as agent for the registered holder. A person having a beneficial interest in Shares registered in the name of another person, such as a broker or nominee, and who wishes to exercise Dissenters’ Rights directly in respect of such Shares, must act promptly to cause the registered holder to follow the steps summarized above and in a timely manner to exercise such Dissenter Rights in respect of such Shares.

You must be a registered holder of Shares in order to exercise your Dissenter Rights. A holder of ADSs who wishes to dissent must surrender his or her ADSs to the ADS depositary and pay the fee of ADS depositary to withdraw his or her Class A Ordinary Shares and then become a registered holder of such Class A Ordinary Shares and comply with the procedures described above in order to exercise the Dissenter Rights with respect to the Class A Ordinary Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenter Rights on behalf of a holder of ADSs, and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you wish to cancel your ADSs, please contact the ADS depositary’s office at 101 Barclay Street, New York City, New York 10256, Attention: ADS Cancellation Desk. If the merger is not completed, the Company would continue to be a public company in the U.S. and the ADSs would continue to be listed on NASDAQ. The Company’s Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs representing Class A Ordinary Shares. As a result, if you have cancelled your ADSs to attend the extraordinary general meeting and the merger is not completed and you wish to be able sell your Class A Ordinary Shares on a stock exchange, you would need to deposit your Class A Ordinary Shares into the Company’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the ADS deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to $5.00 per 100 ADSs (or any fraction thereof) issued) and any applicable share transfer taxes (if any) and related charges pursuant to the ADS deposit agreement.

If you do not satisfy each of these requirements, you cannot exercise your Dissenter Rights and will be bound by the terms of the merger agreement and the plan of merger. Submitting a signed proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, will not alone satisfy the requirement to give a Notice of Objection referred to above, or otherwise entitle you to exercise your Dissenter Rights.

You must send all notices to the Company to China Mobile Games and Entertainment Group Limited, Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China. If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the $1.5714 in cash without interest for each Share of the Company that you would otherwise receive as consideration in the merger. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company intends to assert that the per Share merger consideration of $1.5714 is equal to the fair value of each of your Shares. You may also be responsible for the cost of any appraisal proceedings.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenter Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenter Rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this proxy statement, by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5.0% of the total outstanding Shares.

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share.

	Class A Ordinary Shares Beneficially Owned(1)		Class B Ordinary Shares Beneficially Owned(1)		Total Shares Beneficially Owned(1)(2)	Total Voting Power(1)
Name	Number	Percent(3)	Number	Percent(3)	Percent(3)	Percent(3)
Directors and Senior Officers:
Lijun Zhang(4)	23,242,570	8.9%	180,821,228	100%	46.0%	79.5%
Hendrick Sin(5)	16,375,627	6.2%	—	—	3.7%	1.4%
Yongchao Wang(6)	28,694,205	11.0%	—	—	6.5%	2.5%
Ken Jian Xiao(7)	9,112,347	3.4%	—	—	2.0%	0.8%
Ken Fei Fu Chang	*	*	—	—	*	*
Estella Yi Kum Ng	*	*	—	—	*	*
Chen-Wen Tarn(8)	12,070,942	4.7%	—	—	2.7%	1.0%
David Ku(9)	15,450,144	6.0%	—	—	3.5%	1.3%
Joel Chang	—	—	—	—	—	—
All Directors and Executive Officers as a group	109,319,684	41.8%	180,821,228	100%	65.5%	86.9%

Other Principal Shareholders
V1 Group Limited(10)	8,795,864	3.4%	180,821,228	100%	43.2%	78.6%
Trilogic Investments Limited(6)	24,999,522	9.7%	—	—	5.7%	2.2%
Champion Plus Group Limited(11)	29,400,000	11.3%	—	—	6.7%	2.5%

*	Less than 1% of our total outstanding Class A and Class B ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	Represents the total shares beneficially owned as a percentage of our total outstanding Class A ordinary shares and Class B ordinary shares as of June 30, 2015.
(3)	Assumes 438,599,649 ordinary shares outstanding as of June 30, 2015, comprised of 257,778,421 Class A ordinary shares and 180,821,228 Class B ordinary shares. Each holder of our Class B ordinary shares is entitled to five votes per Class B common share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a share-for-share basis.
(4)

Consists of (a) 3,296,660 Class A ordinary shares held by Dr. Lijun Zhang personally, including 2,291,828 Class A ordinary shares in the form of ADSs and 117,925 restricted share units that will become Class A ordinary shares once the restrictions are removed in September 2015; (b) 6,977,614 Class A ordinary shares held by Big Step Group Limited and beneficially owned by Dr. Zhang due to that Dr. Zhang is the sole shareholder of Big Step Group Limited; (c) 4,172,432 Class A ordinary shares that Dr. Zhang and his wife have the right to acquire within 60 days of June 30, 2015; and (d) 8,795,864 Class A ordinary shares and 180,821,228 Class B ordinary shares held directly and indirectly by V1 Group Limited. As chairman and a director of V1 Group Limited, Dr. Zhang has shared voting and investment control over all the shares held by V1 Group Limited and may be deemed to have beneficial ownership of the shares of the Issuer held by V1 Group Limited. Dr. Zhang disclaims beneficial ownership of all of the ordinary shares of the Issuer held by V1 Group Limited except to the extent of his pecuniary interest therein.
(5)	Consists of (a) 1,004,832 Class A ordinary shares held by Mr. Sin personally, including 117,925 restricted share units that will become Class A ordinary shares once the restrictions are removed in September 2015; (b) 5,794,683 Class A ordinary shares that Mr. Sin has the right to acquire within 60 days of June 30, 2015; and (c) 9,576,112 Class A ordinary shares held by Silver Joyce International Limited, or Silver Joyce, and beneficially owned by Mr. Sin due to that Silver Joyce is controlled by Mr. Sin.
(6)	Consists of (a) 3,694,683 Class A ordinary shares that Mr. Wang has the right to acquire within 60 days of June 30, 2015; and (b) 24,999,522 Class A ordinary shares held by Trilogic Investments Limited, or Trilogic, including 8,193,248 Class A ordinary shares in the form of ADSs. Mr. Wang is the sole director of Trilogic, having voting and investment control over all the shares held by Trilogic and therefore may be deemed to share beneficial ownership of the shares held by Trilogic by virtue of his status as its controlling person. The registered address of Trilogic is OMC Chambers, P.O. Box 3152, Road Town, Tortola, British Virgin Islands.
(7)	Consists of (a) 1,190,000 Class A ordinary shares held by Mr. Xiao personally; and (b) 7,922,347 Class A ordinary shares that Mr. Xiao has the right to acquire within 60 days of June 30, 2015.
(8)	Consists of (a) 1,035,125 Class A ordinary shares that Mr. Tarn has the right to acquire within 60 days of June 30, 2015; and (b) 11,035,817 Class A ordinary shares, including 11,035,808 Class A ordinary shares in the form of ADSs, held by PVG Venture Capital Partners (Wuxi), Limited Partnership, or PVG, a company organized under the laws of the People’s Republic of China, which we issued pursuant to a stock purchase agreement dated March 21, 2012. Mr. Tarn is an executive manager and a member of the investment committee at PVG, and disclaims beneficial ownership of the ordinary shares owned by PVG.
(9)	Consists of 15,450,144 Class A ordinary shares, including 15,450,134 Class A ordinary shares in the form of ADSs, held by Core Tech Resources Inc., or Core Tech, a company incorporated under the laws of the British Virgin Islands, which we issued pursuant to a stock purchase agreement dated March 21, 2012. Mr. Ku is the chief financial officer of MediaTek, the parent company of Core Tech, and disclaims beneficial ownership of the ordinary shares owned by Core Tech.
(10)	Consists of Class A ordinary shares and Class B ordinary shares held by V1 Group Limited, Action King Limited, or Action King, Dragon Joyce Limited, or Dragon Joyce, and OWX Holding Limited, or OWX Holding. As 100% shareholder of each of Action King, Dragon Joyce and OWX Holding, V1 Group Limited has voting and investment control over all the shares held by each of them and therefore may be deemed beneficial owner of their respective shares. The registered address of V1 Group Limited is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda. The registered address of Action King is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered address of Dragon Joyce is Newhaven Trustees (BVI) Limited of P.O. Box 933, 3rd Floor, Omar Hodge Building, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of OWX Holding is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	Consists of 28,000,000 Class A ordinary shares held by Champion Plus Group Limited in the form of ADSs and 1,400,000 Class A ordinary shares that may be issued upon the exercise of warrants. Champion Plus Group Limited is beneficially owned by Zennon Capital Partners, L.P. Zennon Capital Limited, a Cayman Islands company, is the general partner of Zennon Capital Partners, L.P. Ms. Lee Pui Ah and Mr. Cheung Wing Hong Shannon are the directors of Zennon Capital Limited with the power to make all decisions on behalf of Zennon Capital Limited, including decisions as general partner of Zennon Capital Partners, L.P. Under the limited partnership agreement of Zennon Capital Partners, L.P., Ms. Lee Pui Ah and Mr. Cheung Wing Hong Shannon are the sole persons entitled to vote with respect to any decisions relating to the Class A ordinary shares held by Champion Plus Group Limited and therefore may be deemed to have beneficial ownership of the shares held by Champion Plus Group Limited by virtue of their status as its controlling persons. The registered address of Champion Plus Group Limited is Columbus Centre, Suite 210, Road Town, Tortola, British Virgin Islands.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders (defined below) of Shares or ADSs upon the exchange of Shares or ADSs for cash pursuant to the merger. This discussion does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares or ADSs in the merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). This discussion is not binding on the U.S. Internal Revenue Service, referred to as the “IRS”, and the IRS may challenge any of the conclusions set forth below and a U.S. court may sustain such a challenge. In addition, this discussion is not a complete description of all the tax consequences of the merger and, in particular, does not address U.S. federal income tax considerations for holders of Shares or ADSs received in connection with the exercise of employee stock options or otherwise as compensation, holders that validly exercise their rights under the law to object to the merger, holders who own any interest in the Parent after the merger, or holders subject to special treatment under U.S. federal income tax law (such as insurance companies, banks and other financial institutions, tax-exempt entities, broker-dealers, mutual funds, traders in securities who elect the mark-to-market method of accounting, tax-deferred or other retirement accounts, holders subject to the alternative minimum tax, holders who are not U.S. Holders, U.S. persons that have a functional currency other than the U.S. dollar, certain former citizens or residents of the United States, holders that hold Shares or ADSs as part of a hedge, straddle, integration, constructive sale or conversion transaction, or holders that actually or constructively own 10% or more of our voting stock). In addition, this discussion does not discuss any consequences to holders of options or warrants to purchase Shares or ADSs, any aspect of state, local or foreign tax law that may be applicable to any holder of Shares or ADSs, any U.S. federal tax considerations other than U.S. federal income tax considerations, or the Medicare tax on net investment income. This discussion assumes that holders own Shares and ADSs as capital assets.

As used herein, a “U.S. Holder” is any beneficial owner of Shares or ADSs that is (a) a citizen or individual resident of the United States for U.S. federal income tax purposes; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust which (i) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares or ADSs, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of partnership. Any partner of a partnership holding Shares or ADSs is urged to consult its tax advisor.

We urge holders of Shares and ADSs to consult their tax advisors with respect to the specific tax consequences to them in connection with the merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

Consequences of Participation in the Merger

For U.S. federal income tax purposes, the merger will be treated as a taxable sale of Shares of ADSs for cash. The receipt of cash as consideration in the merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares or ADSs for cash will generally recognize gain or loss in an amount equal to the difference between (a) the amount of cash received and (b) such U.S. Holder’s adjusted tax basis in the Shares or ADSs exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the effective time of the merger.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see “Certain Material PRC Income Tax Consequences”) and gain from the disposition of the shares or ADSs is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the income tax treaty between the United States and the PRC (the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income, referred to as the “Treaty”). If we are not eligible for the benefits of the Treaty, or if you fail to make the election to treat any gain as PRC source, or if the election is not otherwise available under the Treaty, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares or ADSs pursuant to the merger unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of our Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

A non-U.S. corporation, such as the Company, will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes, if, in any particular fiscal year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “Income Test”) or (ii) 50% or more of the quarterly average of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person). The classification of certain of our income as active or passive and certain of our assets as producing active or passive income, and hence whether we expect to be or will become a PFIC, depends on the interpretation of certain U.S. Treasury Regulations, including certain regulations relating to royalty income and income from intangible assets, as well as certain IRS guidance relating to the classification of assets as producing active or passive income and certain IRS guidance relating to the distinction between services and royalties for U.S. federal income tax purposes. Such regulations and guidance are potentially subject to different interpretations. If the percentage of our assets treated as producing passive income increases, we may be a PFIC for the fiscal year ended December 31, 2014, or we may become a PFIC for the current year.

Based on the market value of our Shares and ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company for United States federal income tax purposes, or PFIC, for the fiscal year ended December 31, 2014, and we do not expect to be a PFIC for our current fiscal year ending December 31, 2015. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a fiscal year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for any fiscal year or that the IRS will not take a contrary position

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% by value of the stock. Although the law in this regard is unclear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC.

If the Company is a PFIC for the current fiscal year or have been a PFIC during any prior year in which a U.S. Holder held Shares or ADSs and the U.S. Holder has not made a valid “deemed sale” election, mark-to-market election or qualified electing fund election, any gain recognized by a U.S. Holder on the disposition of Shares or ADSs generally would be allocated ratably over such U.S. Holder’s holding period for the Shares or ADSs. The amount allocated to the fiscal year of the disposition and to any year before the Company became a PFIC would be treated as ordinary income. The amount allocated to each other fiscal year would be subject to tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. If a U.S. Holder has made a valid mark-to-market election with respect to its Shares or ADSs, any gain the U.S. Holder recognizes would be treated as ordinary income and any loss would be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If the Company is a PFIC for the current fiscal year or has been a PFIC during any prior year in which a U.S. Holder held Shares or ADSs, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of the Shares or ADSs, reporting gains realized with respect to the Company. The PFIC rules are complex, and each U.S. Holder is urged to consult its tax advisor regarding the applicable consequences of the merger to it if the Company is a PFIC or have been a PFIC during any prior year in which a U.S. Holder held Shares or ADSs.

Notwithstanding our belief as discussed above, the information we provide here is solely for the convenience of our shareholders, and we are not providing any U.S. tax opinion or advice to any U.S. Holder concerning the PFIC status of the Company. Each U.S. Holder is urged to consult its tax advisor regarding the PFIC classification of the Company, the consequences to such U.S. Holder of such PFIC classification, and the consequences of having made certain elections to mitigate such consequences.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless he provides his taxpayer identification number in the manner required, certifies that he is not subject to backup withholding, or otherwise complies with the applicable requirements of the backup withholding rules. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders are urged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Certain U.S. Holders may be required to report information with respect to their investment in our Shares or ADSs not held through a custodial account with a U.S. financial institution to the IRS. U.S. Holders should consult their tax advisors regarding their reporting obligation with respect to the disposition of their Shares or ADSs.

CERTAIN MATERIAL PRC INCOME TAX CONSEQUENCES

Under the EIT Law, which took effect on January 1, 2008, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council promulgated the Regulation on the Implementation of PRC Enterprise Income Tax Law, effective as of January 1, 2008, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. Further, on April 22, 2009, the State Administration of Taxation (the “SAT”) issued a Tax Circular on Certain Issues regarding the Determination of Offshore Companies Controlled by PRC Companies as Resident Enterprises pursuant to “De Facto Management Bodies” Standard ( “Circular 82”), with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in the PRC. Although Circular 82 was issued to regulate the PRC tax resident judgment of companies established overseas and controlled by PRC companies, which is not applicable in our case, the criteria in Circular 82 may be used as a reference for the SAT’s view on this issue. There is no assurance that the Company will not be treated as a PRC tax resident enterprise. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to any gain recognized by a “non-resident enterprise” from transfer of its equity in a resident enterprise, provided that the “non-resident enterprise” (i) does not have an establishment or place of business in the PRC or (ii) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC.

In addition, under the PRC Individual Income Tax Law, a PRC resident who disposes of an asset in or outside of China is subject to PRC income tax at the rate of 20%; and a non PRC resident who disposes of an asset in China is also subject to the same tax rate (subject to applicable tax treaty relief, if any).

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (the “Circular 698”) and the Announcement on Several Enterprise Income Tax Issues Concerning Indirect Assets Transfer by Non-resident Enterprises (the “Circular 7”), issued by the SAT on December 10, 2009 and February 3, 2015 respectively, if a non-resident enterprise indirectly transfers a “PRC taxable asset” through an arrangement without reasonable commercial purpose but rather to avoid the PRC EIT, the nature of the transaction shall be redefined and the transaction shall be treated as a direct transfer of the PRC taxable asset subject to the PRC EIT. The PRC taxable assets include assets of establishments or places of business in the PRC, real properties in the PRC and equity investments in PRC resident enterprises. The PRC tax authorities will comprehensively consider all arrangements relating to an indirect transfer transaction when determining whether the transaction has a reasonable commercial purpose. SAT Circular 7 lists certain criteria that should be taken into account for judging reasonable commercial purpose, and provides safe harbors including sale of shares originally purchased from in the public securities market and intra-group restructurings meeting the specified conditions. Under Circular 7, the parties to an indirect equity transfer and the underlying PRC enterprise may voluntarily report to the tax authorities in respect of the transaction but are obligated to file relevant materials if requested by the authorities.

There is uncertainty as to the application of Circular 7. Circular 7 may be determined by the tax authorities to be applicable to the merger where non-PRC resident corporate shareholders or ADS holders were involved, if the Company is determined by the PRC tax authorities to lack reasonable commercial purpose. As a result, if the PRC tax authorities were to invoke Circular 7 and impose tax on the receipt of consideration for Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the merger by the Company’s shareholders who are not PRC residents could be treated as PRC-source income that would be subject to PRC enterprise income tax at a rate of 10% (subject to applicable treaty or relief).

Parent is entitled under the merger agreement to deduct and withhold from the merger consideration otherwise payable pursuant to the merger agreement such amounts that are required to be deducted and withheld pursuant to any provision of tax law, with respect to awards made under the Share Option Scheme.

You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

CERTAIN MATERIAL CAYMAN ISLANDS TAX CONSEQUENCES

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for our Shares and ADSs under the terms of the merger. This is subject to the qualification that (a) Cayman Islands stamp duty may be payable if any original transaction documents, including the merger agreement, are brought to or executed in or produced before a court in the Cayman Islands; and (b) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the plan of merger and fees will be payable in respect of the publication of notice of the merger in the Cayman Government Gazette.

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting. However, if the merger is not completed, an annual general meeting is expected to be held in the fourth quarter of 2015.

WHERE YOU CAN FIND MORE INFORMATION

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NASDAQ require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://ir.cmge.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit with the SEC. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 29, 2015 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since December 31, 2014 are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the transaction described in this proxy statement.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to Investor Relations, China Mobile Games and Entertainment Group Limited, at +852-2700-6168 or at ir@cmge.com.

If you have any questions or need assistance in voting your Shares or ADSs, you can contact Investor Relations, China Mobile Games and Entertainment Group Limited, at +852-2700-6168 or at ir@cmge.com.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD

RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED JUNE 30, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

PEGASUS INVESTMENT HOLDINGS LIMITED

PEGASUS MERGER SUB LIMITED

and

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

Dated as of June 9, 2015

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of June 9, 2015 (this “Agreement”), among Pegasus Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Pegasus Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and China Mobile Games and Entertainment Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), are fair to and in the best interests of the Company and its shareholders, (b) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions to the holders of Shares and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval;

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger; and

WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, V1 Group Limited, a company incorporated under the laws of Bermuda (the “Controlling Shareholder”) and Parent have executed and delivered a voting agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein the Controlling Shareholder will, among other things, vote all Shares held directly or indirectly by it in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “CICL”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02 Closing; Closing Date. Unless otherwise unanimously agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place on a date and at a time agreed between Parent and the Company (Beijing time) at the offices of Wilson Sonsini Goodrich & Rosati, Suite 1509,

15/F, Jardine House, 1 Connaught Place, Central, Hong Kong as soon as practicable, but in any event no later than the tenth (10th) Business Day following the day on which the last of the conditions set forth in Article VII to be satisfied or, if permissible, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) are satisfied or, if permissible, waived, in accordance with this Agreement (such date being the “Closing Date”).

Section 1.03 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective at the time specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05 Memorandum and Articles of Association of Surviving Corporation. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation until thereafter amended as provided by the CICL and such memorandum and articles of association; provided that at the Effective Time, (a) Article I of the memorandum of association of the Surviving Corporation shall be amended to read as follows: “The name of the company is “China Mobile Games and Entertainment Group Limited” and the Articles of association of the Surviving Corporation shall be amended to refer to the name of the Surviving Corporation as “China Mobile Games and Entertainment Group Limited”, (b) references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized capital of the Surviving Corporation as approved in the Plan of Merger, if necessary and (c) the memorandum and articles of association of the Surviving Corporation will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, in accordance with Section 6.05(a).

Section 1.06 Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each Class A ordinary share, par value US$0.001 each, of the Company (a “Class A Share” or, collectively, the “Class A Shares”, including Class A Shares represented by ADSs), issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be cancelled in exchange for the right to receive US$1.5714 in cash per Class A Share without interest (the “Class A Per Share Merger Consideration”) payable in the manner provided in Section 2.04; for the avoidance of doubt, each American Depositary Share, representing fourteen (14) Class A Shares (each, an “ADS” or collectively, the “ADSs”) issued and outstanding immediately prior to the Effective Time shall represent the right to receive US$22.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement;

(b) each Class B ordinary share, par value US$0.001 each, of the Company (a “Class B Share” or, collectively, the “Class B Shares”, and together with Class A Shares, each a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares) shall be cancelled in exchange for the right to receive US$1.5714 in cash per Class B Share without interest (the “Class B Per Share Merger Consideration”, and, as applicable, together with Class A Per Share Merger Consideration, the “Per Share Merger Consideration”);

(c) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03;

(d) each of the Company RSUs shall be cancelled in accordance with Section 2.02(a) and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(d);

(e) all Shares issued and outstanding immediately prior to the Effective Time, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of members of the Company shall be amended accordingly; and

(f) each ordinary share, par value US$0.001 each, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.001 each, of the Surviving Corporation. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

Section 2.02 Share Incentive Plan, Outstanding Company Options, Company Warrants and Company RSUs.

(a) At the Effective Time, the Company shall use its reasonable best efforts to (i) terminate the Company’s Share Incentive Plan and any relevant award agreements entered into under the Share Incentive Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, (iii) cancel each Company Warrant that is outstanding and unexercised, whether or not vested or exercisable and (iv) cancel each Company RSU that is outstanding.

(b) Each former holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Company Option multiplied by (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor.

(c) Each former holder (or his or her designee) of a Company Warrant that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the

Exercise Price of such Company Warrant multiplied by (ii) the number of Shares underlying such Company Warrant; provided that if the Exercise Price of any such Company Warrant is equal to or greater than the Per Share Merger Consideration, such Company Warrant shall be cancelled without any payment therefor.

(d) Each former holder (or his or her designee) of a Company RSU that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration multiplied by the number of Shares underlying such Company RSU.

(e) At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall take the actions set forth in Section 2.02(c) of the Company Disclosure Schedule. From and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any person pursuant to the Share Incentive Plan or in settlement of any Company Option, Company Warrant or Company RSU (as applicable). Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options, Company Warrants and/or Company RSUs informing such holder of the effect of the Merger on his or her Company Options, Company Warrants and/or Company RSUs (as applicable).

Section 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b) For the avoidance of doubt, all Shares held by shareholders who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c) The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal under Section 238 of the CICL received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the CICL, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the CICL within 20 days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained pursuant to Section 2.03(b), Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs, cash in an amount sufficient to pay the aggregate Per Share Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days from the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a) or Section 2.01(b): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time and (y) the Per ADS Merger Consideration and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (including withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their ADSs, the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility. No interest shall be paid nor will it accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that the share transfer Taxes have been paid (if applicable) or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) or Section 2.01(b).

(d) Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (A) has been sent to such person and has been returned undelivered or has not been cashed or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Corporation on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company (including holders of ADSs) who are untraceable. Monies unclaimed after a period of seven years from the Closing Date shall be forfeited and shall revert to the Surviving Corporation.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs), Company Options, Company Warrants and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares (including Shares represented by ADSs), shall be invested by the Paying Agent as directed by Parent; provided that (i) Parent shall not direct the Paying Agent to make any such investments that are speculative in nature and (ii) no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the aggregate Per Share Merger Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.04(b) and this Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares (including Shares represented by ADSs) for six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Shares (including Shares represented by ADSs) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b).

(h) No Liability. None of the Paying Agent, the Sponsors, Parent, the Surviving Corporation or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i) Tax; Withholding Rights. Each of Parent, the Surviving Corporation, the Paying Agent and the Depositary shall only be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares (including Shares represented by ADSs), Company Options, Company Warrants or Company RSUs such amounts that are (1) required to be deducted and withheld pursuant to any provision of applicable Tax Law related to or regarding Taxes with respect to holders of Shares (including Shares represented by ADSs), Company Options, Company Warrants and Company RSUs, in each case, that were received in connection with the employment of such holder with the Company or any of its Subsidiaries, (2) required as a result of a change in relevant Tax Law or published administrative practice by a Governmental Authority in charge of Tax after the date of this Agreement but on or prior to the Closing Date or (3) required pursuant to a written demand received by Parent, the Paying Agent, or the Depositary from a taxing authority after the date of this Agreement but on or prior to the Closing Date. To the extent that any permitted amounts are so withheld by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Corporation, the Paying Agent or the Depositary to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares (including Shares represented by ADSs), Company Options, Company Warrants or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Corporation, the Paying Agent or the Depositary, as the case may be. In the event that Parent, the Surviving Corporation, the Paying Agent or the Depositary determines that withholding is required under applicable Law and permitted under this Agreement, Parent shall so notify the Company in writing at least five (5) days prior to the Closing Date to provide the equityholders of the Company and/or the Company on their behalf with sufficient opportunity to provide any form or documentation or take other steps in order to avoid such withholding. Notwithstanding the foregoing, by accepting the consideration payable pursuant to this Agreement, each holder of Shares (including Shares represented by ADSs), Company Options, Company Warrants or Company RSUs acknowledges it shall be responsible for all Taxes payable by such holder with respect to any such amounts received by the holder pursuant to this Agreement.

Section 2.05 No Transfers. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be canceled in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II.

Section 2.06 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated September 20, 2012 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 2.07 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the Company Disclosure Schedule (it being understood that (1) any information set forth in one Section or subsection of the Company Disclosure Schedule shall be deemed to apply to or qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent that such information applies to or qualifies such other Section or subsection and (2) notwithstanding that any representation specifically references a Section or subsection of the Company Disclosure Schedule, each representation shall be deemed to be qualified by any information in the Company Disclosure Schedule where it is reasonably apparent that such information applies or qualifies such representation) and (b) except as disclosed in the Company SEC Reports filed or furnished prior to the date of this Agreement (excluding “risk factors” Sections or any statements or disclosures in such reports in each case to the extent they are predictive or forward-looking, in each case other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing or have such power and authority would not, have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not, have a Company Material Adverse Effect.

Section 3.02 Memorandum and Articles of Association. The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in any material respect.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is US$1,000,000 divided into 750,000,000 Class A Shares each of a nominal or par value of US$0.001 and 250,000,000 Class B Shares each of a nominal or par value of US$0.001. As of the date hereof, (i) 257,778,421 Class A Shares and 180,821,228 Class B Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and (ii) 47,386,002 Shares are reserved for future issuance pursuant to outstanding Company Options, 50,853,637 Shares are reserved for future issuance pursuant to outstanding Company Warrants and 1,587,724 Shares are reserved for future issuance pursuant to outstanding Company RSUs. Each Company Option, Company Warrant and Company RSU was granted in accordance with all applicable Laws in all material respects and, as applicable, all of the terms and conditions of the relevant Share Incentive Plan, and in compliance with the rules and regulations of the NASDAQ (“NASDAQ”) in all material respects.

(b) Except for the Company Options, Company Warrants and Company RSUs referred to in Section 3.03(a), there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any of its Subsidiaries relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries, except in connection with the Control Contracts. As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(c) Each outstanding share of capital stock of, or other equity interest in, each Subsidiary wholly-owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its wholly-owned Subsidiaries free and clear of all Liens (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests. Each outstanding share of capital stock of or other equity interest that is directly or indirectly owned by the Company in each of its Subsidiaries that is not wholly-owned by the Company, is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its Subsidiaries free and clear of all Liens (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests.

(d) Section 3.03(d) of the Company Disclosure Schedule sets forth all Subsidiaries of the Company and all other person whose capital stock or other equity interest is directly or indirectly owned by the Company and the respective ownership percentage.

Section 3.04 Authority Relative to This Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Plan of Merger or to consummate the Transactions (other than, with respect to the approval and authorization of this Agreement, the Plan of Merger and the Merger, obtaining the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) The Company Board, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that the execution of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders; (ii) approved and declared advisable the Merger, the other Transactions, this Agreement and the Plan of Merger; and (iii) resolved to recommend the approval and authorization of this Agreement, the Plan of Merger and the Transactions to the holders of Shares, and directed that this Agreement and the Plan of Merger be submitted for approval and authorization by the shareholders of the Company at the Shareholders’ Meeting (the “Company Recommendation”).

(c) The only vote of the holders of any class or series of share capital of the Company necessary to approve and authorize this Agreement, the Plan of Merger and the Merger is the affirmative vote of shareholders holding two-thirds or more of the voting power of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”).

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries (in the case of the consummation of the Merger only, assuming that the Requisite Company Vote is obtained); (ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected (assuming all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained or taken and all filings and obligations described in Section 3.05(b) have been made or satisfied and that in the case of the consummation of the Merger only, the Requisite Company Vote is obtained); or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any of its Subsidiaries (other than Permitted Encumbrances) pursuant to, any note, bond, mortgage, indenture, deed of trust, contract, agreement, Lease, license, Company Permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b) Other than, in the case of the consummation of the Merger only, filings and/or notices required for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”)), (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL and (iv) the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule (collectively, the “Requisite Regulatory Approvals”), no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions, except for those the failure to make or obtain which would not, have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance.

(a) (i) The business of each of the Company and its Subsidiaries is conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all Company Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the PRC required to be made by the Company or its Subsidiaries in respect of the Company and such Subsidiaries and their capital structure and operations, including registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws, (v) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (vi) no such Company Permit shall cease to be effective as a result of the Transactions, except, in each case, for such non-compliance, non-possession or failure to complete or remain effective as would not, have a Company Material Adverse Effect. Without limiting the foregoing, each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to: (A) the privacy of users of (including Internet users who view or interact with) the Company Products and all of the Company’s and its Subsidiaries’ websites; and (B) the collection, use, storage, retention, disclosure, and disposal of any Personal Information collected by the Company or any of its Subsidiaries, or by Third Parties acting on the Company’s or any of its Subsidiaries’ behalf, except, in each case, for such non-compliance as would not have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received any written notice or other written communication of any material non-compliance with any applicable Laws.

(b) In the past three (3) years, except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the knowledge of the Company, any agent or any other person acting for or on behalf of the Company or any of its Subsidiaries (each, a “Company Affiliate”) has (i) violated any applicable Anticorruption Law or (ii) offered, paid, promised to pay, or authorized any payment or transfer of, anything of value, directly or indirectly, to any Government Official for the purpose of (A) improperly influencing any act or decision of such Government Official in his official capacity, (B) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, or (iv) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, any person.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports, statements, schedules and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) (the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (in each case, including the rules and regulations promulgated thereunder), and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comment, nor, to the knowledge of the Company, is the SEC or any other Governmental Authority conducting any investigation or review of any Company SEC Reports.

(b) (i) The audited consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein, in each case in accordance with United States generally accepted accounting principles (“GAAP”).

(c) The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to its chief executive officer and chief financial officer or other persons performing similar functions. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm, has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the

design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the knowledge of the Company, there have been no instances of fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company that occurred during any time period covered by the Company SEC Reports or since December 31, 2014.

Section 3.08 No Undisclosed Liabilities. None of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (a) which have not and would not have a Company Material Adverse Effect, (b) reflected or reserved against in the 2014 Balance Sheet or otherwise included in the Company SEC Reports, (c) incurred after December 31, 2014, in the ordinary course of business consistent with past practice, or (d) incurred pursuant to the Transactions.

Section 3.09 Absence of Certain Changes or Events. Since December 31, 2014, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been (i) any change in the financial condition, business or results of operations or any circumstance, occurrence or development, in each case which has had a Company Material Adverse Effect, (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company), (iii) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or (iv) any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10 Absence of Litigation. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that has had or would have a Company Material Adverse Effect. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Company Material Adverse Effect.

Section 3.11 Employee Benefit Plans.

(a) All material benefit and compensation plans, agreements, or arrangements, including plans and agreements to provide severance, change-in-control or retention bonuses, profit-sharing, equity compensation or incentives, deferred compensation, welfare benefits or fringe benefits, employment or consulting agreements (other than employment agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business with an employee other than a Key Employee and statutory plans or arrangements maintained or administered by a Governmental Authority) (collectively, the “Plans”) covering current or former directors, employees or consultants are listed in Section 3.11(a) of the Company Disclosure Schedule. True and complete copies of each Plan (or a summary thereof, if any Plan is not in writing), including all amendments thereto, have been provided or made available to Parent and Merger Sub. Neither the Company nor any of its Subsidiaries has obligated itself to create any additional Plan or materially modify or change any existing Plan, and, since December 31, 2014 there has been no adoption of or material change, amendment, or modification to, any Plan.

(b) Except as otherwise specifically provided in this Agreement regarding the Company Options, Company Warrants and Company RSUs, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (x) result in any payment becoming due to any current or former director, employee or consultant of the Company or any of its Subsidiaries; (y) increase any benefits otherwise payable under any of the Plans; or (z) result in any acceleration of the time of payment or vesting of any such payments or benefits.

(c) There is no outstanding Order against the Plans that would have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, (i) each document prepared in connection with each Plan complies in all respects with applicable Law; (ii) each Plan has been operated in compliance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (iii) to the knowledge of the Company, no circumstance, fact or event exists that would result in any default under, or violation of, any Plan, against the Company; and (iv) no Proceeding is pending or, to the knowledge of the Company, threatened with respect to any Plan.

(d) The Company is not obligated, pursuant to any of the Plans or otherwise, to grant any options, restricted share units, warrants or other similar rights to purchase or acquire Shares to any director, employee or consultant of the Company or any of its Subsidiaries after the date hereof.

Section 3.12 Labor and Employment Matters.

(a) Except as required by applicable Law, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement applicable to persons employed by the Company or any of its Subsidiaries. Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining agreement and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement and (ii) there are no employment related or unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority. No labor strike, work stoppage, slowdown or other material labor dispute has occurred or, to the Company’s knowledge, been threatened, in the past three (3) years, and none is underway or, to the Company’s knowledge, threatened.

(b) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, retaliation, civil rights, safety and health, immigration laws, and the payment and withholding of Taxes; and (ii) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person.

Section 3.13 Real Property.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company and its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (the “Owned Real Property”). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except Permitted Encumbrances.

(b) The Company has made available to Parent copies of all Leases under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is material to the business of the Company and its Subsidiaries taken as a whole (the “Leased Real Property”). Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Liens, except Permitted Encumbrances.

(c) As of the date of this Agreement, no Third Party to any such Leases has given written notice to the Company or any of its Subsidiaries or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property and Technology) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Liens, except Permitted Encumbrances.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Schedule contains a list of (i) each item of material Registered IP in which the Company or any of its Subsidiaries has an ownership interest (whether exclusively or jointly with another person), (ii) the jurisdiction in which such item of material Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, (iii) any other person that, to the knowledge of the Company, has an ownership interest in such item of material Registered IP and the nature of such ownership interest, and (iv) all material unregistered trademarks, service marks, and brand names used by the Company or any of its Subsidiaries to identify or promote any Company Product.

(b) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is bound by any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, assert, enforce, or otherwise exploit any Company Owned IP anywhere in the world.

(c) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property and Technology used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Encumbrances and with respect to any Company Intellectual Property licensed by the Company or any of its Subsidiaries, other than such license itself).

(d) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any pending claim that it, or the business conducted by it, is infringing, diluting, or misappropriating or has infringed, diluted, or misappropriated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries is infringing, diluting, or misappropriating any Intellectual Property rights of any person under the Laws of any relevant jurisdiction. Except as would not have a Company Material Adverse Effect, to the knowledge of the Company, no Third Party is currently infringing, diluting, or misappropriating any Company Owned IP.

(e) Except as would not have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened, Proceedings by any person against the Company or any of its Subsidiaries challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property.

(f) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries own all right, title and interest in and to all Intellectual Property and Technology created or developed by or on behalf of or otherwise owned by the Company or any such Subsidiary (collectively, “Company Owned IP”), free and clear of any Liens (other than Permitted Encumbrances). Except as would not have a Company Material Adverse Effect, all employees and contractors of the Company and each of its Subsidiaries who are participating or have participated in the creation or development of any such Company

Owned IP, have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure and restricted use by such person of confidential information in a manner that provides reasonable protection for the Trade Secrets of the Company or such Subsidiary, and (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment or engagement by the Company or such Subsidiary. Except as would not have a Company Material Adverse Effect, to the knowledge of the Company, no employee of the Company or any of its Subsidiaries is (1) bound by any Contract prohibiting such employee from performing their duties for the Company or any such Subsidiary or (2) in breach of any Contract with any former employer concerning Intellectual Property rights or confidentiality due to their activities as an employee of the Company or any such Subsidiary. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has transferred ownership of (whether a whole or partial interest), or granted any exclusive right to use, any Company Owned IP to any person.

(g) The Company and its Subsidiaries have used commercially reasonable efforts to maintain and protect each material item of Company Owned IP. Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Surviving Corporation and its Subsidiaries on terms and conditions materially identical or similar to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

(h) Except as would not have a Company Material Adverse Effect, neither the execution, delivery, or performance of this Agreement by the Company nor the consummation of the Merger will, with or without notice or the lapse of time, result in, or give any other person the right or option to cause or declare (i) a loss of, or Lien (other than Permitted Encumbrances) on, any Company Owned IP; (ii) the release, disclosure or delivery of any Source Code for Software included in the Company Owned IP by or to any escrow agent or other person; (iii) the grant, assignment or transfer to any other person of any license or other right or interest under, to, or in any Technology or Intellectual Property owned or licensed by the Company and its Subsidiaries; or (iv) payment of any amount or offer of any discounts to any person in connection with the use of any such Technology or Intellectual Property by such person, in each case in a manner other than that in which the Company or any of its Subsidiaries would be obligated had the Transactions not occurred. Except as would not have a Company Material Adverse Effect, no funding, facilities, or personnel of any Governmental Authority or any educational or research institutions were used by the Company or its Subsidiaries to develop or create, in whole or in part, any Company Owned IP.

(i) Section 3.14(i) of the Company Disclosure Schedule contains a list of all product standard-setting organizations and industry bodies in which the Company or any of its Subsidiaries has participated in or contributed to in connection with any material Company Products, as well as a list of material Patents owned by the Company or any of its Subsidiaries which the Company or any of its Subsidiaries license to a Third Party as a result of its participation in such standards bodies.

(j) Except as would not have a Company Material Adverse Effect, no material Software used by the Company and any of its Subsidiaries in the operation of its business, including in or for the Company Products (collectively, “Company Software”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to disrupt or disable the operation of, or provide unauthorized access to, a computer system or network or compromise the privacy or data security of a user.

(k) Except as would not have a Company Material Adverse Effect, (i) no Source Code for Software included in the Company Owned IP incorporated in any Company Product has been delivered, licensed, or made available by the Company or its Subsidiaries to any escrow agent or other person who is or was not an employee, contractor or consultant of the Company or any of its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries have any duty or obligation (whether present, contingent or otherwise) to deliver, license, or make available such Source Code for any Company Product to any escrow agent or any other person who is not, as of the date of this Agreement, an employee, contractor or consultant of the Company or any of its Subsidiaries, and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will result in the delivery, license or disclosure of any such Source Code for any Company Product to any other person who is not, as of the date of this Agreement, an employee, contractor or consultant of the Company or any of its Subsidiaries.

(l) Except as would not have a Company Material Adverse Effect, no Company Software included in the Company Owned IP is subject to any “copyleft” or other similar “open source” obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) would require, or would condition the use or distribution of such Company Software or portion thereof by the Company or its Subsidiaries on; (A) the disclosure, licensing or distribution of any Source Code for any portion of such Company Software, or (B) the granting to licensees of the right to make derivative works or other modifications to such Company Software or portions thereof, (C) the licensing of such Company Software under terms that allow such Company Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law or as permitted by applicable Laws), or (D) redistribution of such Company Software at no license fee or (ii) would otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use, distribute or charge for any such Company Software.

(m) Except as would not have a Company Material Adverse Effect, the Company IT Assets are adequate and functioning for the operation of the Company’s business and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology with respect to the operation of Company IT Assets that are consistent with industry practices in the PRC.

(n) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries maintain commercially reasonable information security practices with respect to the collection, storage, retention, use, disclosure and disposal of Personal Information, and since December 31, 2014, there has been no unauthorized access to, or misuse of, Personal Information owned or licensed by the Company or any of its Subsidiaries and in the Company’s or any of its Subsidiaries’ possession or control.

Section 3.15 Taxes. Except as would not have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all respects.

(b) All Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid. There are no Tax liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable and Taxes that are being contested in good faith and by appropriate proceedings.

(c) Each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other Third Parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d) Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any Tax, in either case, that is currently effective. No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified of any written request for such an audit or other examination or administrative, judicial or other proceeding. No deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. No unresolved claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by such jurisdiction.

(e) Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable PRC Laws, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied in all respects with all requirements imposed by such Governmental Authority. Any submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all respects. As of the date hereof, no written suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending.

Section 3.16 Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(b) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(c) Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law.

Section 3.17 Material Contracts.

(a) The Company has made available to Parent the following Contracts that have been entered into by the Company or any of its Subsidiaries since January 1, 2014:

(i) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company, variable interest entity or similar arrangement that is material to the Company;

(ii) any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(iii) any Contract between the Company or any of its Subsidiaries and any current or former director or executive officer of the Company or any person beneficially owning five percent (5%) or more of the outstanding Shares or any Affiliates or family members of the foregoing that, in each case, requires annual cash payments to such person in excess of US$1,000,000 (other than the Plans);

(iv) any Contract involving Indebtedness of the Company or any of its Subsidiaries having an outstanding amount in excess of US$10,000,000;

(v) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds to or made any loan, capital contribution or advance to, or other investment in, or assumed, guaranteed or agreed to act as a surety with respect to, any liability of any Person, in each case in excess of US$10,000,000 (other than the Control Contracts);

(vi) any Contract for the issuance of any equity security or other ownership interest, or the conversion of any obligation, instrument or security into equity securities or other ownership interests of, the Company or any of its Subsidiaries, other than Company Options, Company Warrants and Company RSUs;

(vii) any Contract for the acquisition, sale, transfer or disposition of properties or assets of the Company or any of its Subsidiaries that have a purchase or sale price of more than US$10,000,000 (by merger, purchase or sale of assets or otherwise);

(viii) any Contract granting or evidencing a Lien on any material properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrance;

(ix) any Contract for the license from the Company or any of its Subsidiaries of any material Company Intellectual Property; and

(x) any Contract involving the performance of services for or by, or delivery of goods or materials to or by, the Company or any of its Subsidiaries during the twelve (12) month period immediately prior to the date hereof of an amount or value in excess of US$10,000,000.

The Contracts described in clauses (i) to (x) above, collectively, are referred to herein as “Material Contracts”.

(b) Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any Third Party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.18 Affiliate Transaction.

Except as included in the Company SEC Reports, none of the directors or executive officers of the Company or any record or beneficial owner of securities of the Company representing five percent (5%) or more of the voting power of all outstanding securities of the Company, and family members or Affiliates of the foregoing persons, has had any transaction (collectively, the “Affiliate Transactions”) with the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director).

Section 3.19 Insurance. Except as would not have a Company Material Adverse Effect, (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, and (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 3.20 Opinion of Financial Advisor. The Company Board has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated as of the date hereof, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares (other than the Dissenting Shares) and ADSs is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company Board. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 3.21 Brokers. No broker, finder or investment banker (other than the Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the Financial Advisor pursuant to which such firms would be entitled to any payment relating to the Transactions.

Section 3.22 Takeover Statute. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the CICL or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.23 No Additional Representations. Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their Affiliates or Representatives of any documentation, estimates, projections, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Organization. Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the memorandum and articles of association of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(a)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents. The execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(a) have been obtained and all filings and obligations described in Section 4.03(a) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” Laws, (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) the filings and approvals with or by Governmental Authorities in the PRC with respect to the Transactions, including the registration with or approvals of NDRC, MOFCOM and SAFE with respect to the consummation of the Transactions by the Sponsors, including conversion of RMB funds into U.S. dollar funds and transfer of U.S. dollar funds to Parent, Merger Sub or the holders of Shares or ADSs pursuant to or in connection with this Agreement (collectively, the “Overseas Investment Approvals”), (v) any consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Annex B attached hereto, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(b) Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.04 Capitalization. The authorized share capital of Parent is US$1,000,000, consisting solely of 1,000,000,000 ordinary shares, par value of US$0.001 each. As of the date hereof, one ordinary share of Parent was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and is owned by Orient Honzhi Limited, an Affiliate of Orient. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Equity Commitment Letters and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(a) The authorized share capital of Merger Sub consists solely of 1,000,000,000 ordinary shares, par value of US$0.001 each, one ordinary share of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05 Available Funds and Equity Financing. Parent has delivered to the Company true and complete copies of executed equity commitment letters from the Sponsors (the “Equity Commitment Letters”) pursuant to which each of the Sponsors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth therein (the “Equity Financing”). The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(a) As of the date hereof, (i) each of the Equity Commitment Letters is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and the other parties thereto (subject to the Bankruptcy and Equity Exception) and (ii) none of the Equity Commitment Letters has been amended or modified and no such amendment or modification (other than as permitted by this Section 4.05) is contemplated, and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any material respect (other than as permitted by this Section 4.05). Assuming (A) the Equity Financing is funded in accordance with the Equity Commitment Letters and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the net proceeds of the Equity Financing contemplated by the Equity Commitment Letters will be sufficient for Parent and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent or Merger Sub on the terms and conditions contained therein. Parent and Merger Sub do not have any reason to believe that any of the conditions to the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent and Merger Sub at the time required to consummate the Transactions including the Merger. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letters. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under the Equity Commitment Letters on the part of Parent or Merger Sub or any other parties thereto.

Section 4.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.07 Absence of Litigation. As of the date hereof, (a) there is no material Proceeding pending or, to the knowledge of Parent and Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions.

Section 4.08 Ownership of Company Shares. As of the date hereof, none of Parent, Merger Sub, the Sponsors nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.09 Solvency. Neither Parent nor Merger Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the Equity Financing and the payment of the Merger Consideration and all other amounts required to be paid in connection with the consummation of the Transactions assuming satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth herein, or the waiver of such conditions, the Surviving Corporation will be solvent (as such term is used under the Laws of the Cayman Islands) at and immediately after the Effective Time.

Section 4.10 No Additional Representations. Except for the representations and warranties set forth in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as required by applicable Law, (ii) as set forth in Section 5.01(b) of the Company Disclosure Schedule, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice and the Company and each of its Subsidiaries shall use their reasonable best efforts to comply in all material respects with applicable Law.

(b) By way of amplification and not limitation, except (i) as set forth in Section 5.01(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will not and will not permit its Subsidiaries to:

(i) amend or otherwise change the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries;

(ii) other than issuance of Shares upon exercise of the Company Warrants, Company Options or Company RSUs in accordance with the Share Incentive Plan and/or the relevant grant agreements, (A) issue, sell, pledge, terminate or dispose of, (B) grant a Lien (other than Permitted Encumbrances) on or permit a Lien (other than Permitted Encumbrances) to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of a Lien (other than Permitted Encumbrances) on, any share capital or other ownership interests of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries;

(iii) (A) sell, pledge or dispose of, (B) grant a Lien on or permit a Lien (other than Permitted Encumbrances) to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of a Lien (other than Permitted Encumbrances) on, any material assets of the Company or any of its Subsidiaries, except in the ordinary course of business and in a manner consistent with past practice;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries;

(v) adjust, reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase or repurchase of Shares to satisfy obligations under the Share Incentive Plan, including the withholding of Shares in connection with the exercise of Company Warrants, Company Options or Company RSUs in accordance with the terms and conditions thereof);

(vi) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination, in a single transaction or a series of related transactions) any corporation, partnership, other business organization or any division thereof or any assets, with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000 on an individual basis;

(vii) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make, forgive or cancel any loans or advances or capital contribution to, or investment in, any person, except for Indebtedness the outstanding amount of which does not exceed, in a single transaction or a series of related transactions, US$10,000,000 on an individual basis, for the Company and its Subsidiaries taken as a whole;

(viii) authorize, or make any commitment with respect to, capital expenditures which are, in a single transaction or a series of related transactions, US$10,000,000 on an individual basis, for the Company and its Subsidiaries taken as a whole, other than expenditures necessary to maintain existing assets in good repair and working condition, consistent with past practice;

(ix) create any new Subsidiary or form any joint venture, partnership or, other than in the ordinary course of business and consistent with past practice, any strategic alliance;

(x) engage in the conduct of any new line of business outside of its existing business segments material to the Company and its Subsidiaries, taken as a whole;

(xi) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xii) settle any Proceeding, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$10,000,000, or (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiii) enter into any new Contract that would have been a Material Contract had it been in effect as of the date hereof, or materially amend or modify, terminate or consent to the termination of any Material Contract, or amend, waive, modify, terminate or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xiv) enter into any transaction involving any earn-out or similar payment payable by the Company or any of its Subsidiaries to any Third Party;

(xv) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xvi) (A) abandon, fail to maintain, or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company Intellectual Property; (B) grant to any Third Party any license, or enter into any covenant not to sue, with respect to any material Company Intellectual Property, except non-exclusive licenses in the ordinary course of business consistent with past practice; (C) develop, create or invent any material Company Intellectual Property jointly with any Third Party, except under existing arrangements or in the ordinary course of business; or (D) disclose or allow to be disclosed any material confidential Company Intellectual Property to any person (other than employees, directors, contractors, consultants, counsel, advisors, agents or representatives of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant, professional responsibility or other rules protecting against further disclosure thereof), except under existing arrangements or in the ordinary course of business consistent with past practice;

(xvii) except as required pursuant to the Plans or contemplated by this Agreement, or as otherwise required by applicable Law, (A) enter into any new compensatory agreements, or terminate any employment or compensatory agreements, with any Key Employee, (B) increase the compensation, bonus or pension, welfare or other benefits of, pay any bonus to, or make any new equity awards to any officer, director, employee or consultant of the Company or any of its Subsidiaries except for increases by no more than 20% in compensation of any such person, (C) establish, adopt, amend or terminate any existing Plan or new Plan or grant or provide any severance or termination payments or benefits to any director or officer of the Company or any of its Subsidiaries or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of material compensation or benefits under any Plan, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries, or (G) enter into any collective bargain agreement or similar labor agreement;

(xviii) fail to keep in force material insurance policies or replacement or revise provisions providing material insurance coverage with respect to the assets, operations and activities of the Company or any of its Subsidiaries as are currently in effect;

(xix) effect or commence any liquidation, dissolution, scheme or arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its Subsidiaries, other than as expressly provided for in this Agreement;

(xx) enter into, amend or modify any Affiliate Transaction;

(xxi) take any action that is intended, or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxii) agree, authorize, commit, or enter into any formal agreement to do any of the foregoing.

Section 5.02 No Control of Company’s Business. Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement. As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and provide to Parent and its counsel a form of the Proxy Statement. The Company shall file with the SEC a Form 6-K with the Proxy Statement and cause the Proxy Statement to be distributed to the Company’s shareholders as soon as practicable. Each of Parent and Merger Sub will furnish to the Company the information relating to it as reasonably requested by the Company and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the Proxy Statement. Each of Parent and

Merger Sub agrees to correct any information provided by it for use in the Proxy Statement that shall have become false or misleading in any material respects. Prior to filing or mailing (as applicable) of the Proxy Statement (or any amendment or supplement thereto), Parent and its counsel shall be given, to the extent practicable, five (5) Business Days or such less number of days as Parent may agree, to review and comment on the Proxy Statement, and the Company shall consider all reasonable additions, deletions or changes suggested thereto in good faith by Parent after consultation with its outside legal counsel. The Company shall notify Parent as promptly as practicable and legally permitted upon the receipt of any comments from any Governmental Authority with respect to, or any request from any Governmental Authority for amendments or supplements or other changes to, the Proxy Statement, and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand; and, in connection with the foregoing, Parent shall provide information relating to Parent and Merger Sub necessary to respond to as promptly as practicable any such comments or requests received by the Company.

Section 6.02 Company Shareholders’ Meeting.

(a) The Company shall take all action necessary to duly call, give notice of, convene and hold the Shareholders’ Meeting as soon as practicable following the date of this Agreement for the purpose of approving and authorizing this Agreement, the Plan of Merger and the transactions contemplated hereby by the Company shareholders; provided that the Company shall not be required to hold the Shareholders’ Meeting until after the Controlling Shareholder has obtained the V1 Shareholders’ Approval. Subject to Section 6.04, the Company shall include in the Proxy Statement the Company Recommendation and use its reasonable best efforts to obtain the Requisite Company Vote. The Company may adjourn the Shareholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s shareholders within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) if in the good faith judgment of the Company Board, after consultation with its outside legal counsel, a failure to effect such adjournment would be reasonably likely to constitute a breach of the Company Board’s fiduciary duties under applicable Law; (ii) such adjournment is desirable to obtain the Requisite Company Vote, or (iii) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. If the date of the Shareholders’ Meeting or the matters to be considered for approval at the Shareholders’ Meeting are changed from the information set forth in the Proxy Statement following the delivery of the Proxy Statement to the shareholders, the Company shall as promptly as reasonably practicable deliver notice of any such changes if and to the extent required under applicable Law and the memorandum and articles of association of the Company.

(b) In the event that subsequent to the V1 Shareholders’ Approval, the Company Board makes a Change in the Company Recommendation, the Company shall nevertheless submit this Agreement and the Plan of Merger to the shareholders for approval and authorization at the Shareholders’ Meeting in accordance with this Section 6.02 unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders’ Meeting.

(c) Parent may request that the Company adjourn the Shareholders’ Meeting for up to forty-five (45) days (but in any event no later than five (5) Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), the Controlling Shareholder has not convened a shareholders’ meeting to obtain the V1 Shareholders’ Approval or (ii) after consultation with the Company, in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned in accordance with Parent’s request.

Section 6.03 Access to Information. From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality

Agreements, upon reasonable advance notice from Parent, the Company shall (i) provide to Parent and the officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other authorized representatives (collectively, “Representatives”) of Parent reasonable access during normal business hours to the offices, properties, books and records of the Company or any of its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, the Company shall not be required to (A) furnish, or provide any access to, any information to any person not a party to, or otherwise covered by, the Confidentiality Agreements or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the Company’s or any of its Subsidiaries’ operation of its business or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties or (C) provide access to or furnish any information if doing so would violate any agreement with any Third Party or any applicable Law, or where such access to information may involve the waiver of any client attorney privilege; provided that the Company shall take all commercially reasonable steps to provide access to or furnish any information on a basis that does not waive such privilege with respect thereto.

(a) All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements.

(b) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04 No Solicitation of Transactions.

(a) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries, and that it will not cause its and its Subsidiaries’ respective Representatives (including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) to, in each case, directly or indirectly, (i) solicit, initiate or purposefully encourage (including by way of furnishing nonpublic information concerning the Company or any of its Subsidiaries), or take any other action to purposefully facilitate, any inquiries regarding or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or that in the Company’s good faith judgment would reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise participate in discussions or negotiations with, or provide or cause to be provided any nonpublic information relating to the Company or any of its Subsidiaries to, any Third Party in connection with such inquiries or to obtain such proposal or offer that in the Company’s good faith judgment would reasonably be expected to lead to a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction or (iv) waive, amend or release any standstill, confidentiality or similar agreement or Takeover Statutes in respect of a Competing Transaction (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute). The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has received in writing thereof) of any proposal or offer regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written proposals or offers, including proposed agreements, (y) the identity of the party making such proposal or offer and (z) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed, on a current basis to the extent practicable, of the status and terms of any such proposal or offer and of any material changes in the status and terms thereof. Except as set forth in Section 6.04(b), the Company shall, and shall cause its Subsidiaries, and request the Representatives of the Company and its Subsidiaries, to immediately cease and terminate all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to a Competing Transaction and the Company shall immediately revoke or withdraw access of any Third Party to any data room containing any non-public information with respect to the Company or its Subsidiaries and request, and use its reasonable best efforts to cause, all such Third Parties to promptly return or destroy all such non-public information.

(b) Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction that was not obtained in breach of this Section 6.04, the Company and its Representatives may, in response to such proposal or offer and acting only upon the recommendation of the Company Board:

(i) contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Company Board shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(ii) provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall concurrently make available to Parent any material information concerning the Company and its Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii) engage or participate in any discussions or negotiations with the person who has made such proposal or offer regarding such proposal or offer;

provided that prior to taking any actions described in clause (ii) or (iii), the Company Board has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, and (C) obtained from such Person an executed Acceptable Confidentiality Agreement.

(c) Except as set forth in Section 6.04(d) or Section 6.04(e), the Company Board shall not (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating a written proposal or offer regarding a Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, a Competing Transaction, (D) publicly take or disclose a position with regard to or issue any statement referencing a Competing Transaction that does not contain an express rejection of such Competing Transaction or an express reaffirmation of the Company Recommendation, or (E) fail to recommend against acceptance of any tender offer or exchange offer for the Shares, subject to Regulation 14D under the Exchange Act, within ten (10) Business Days after the commencement of such offer (any of the foregoing in clauses (A) through (E), a “Change in the Company Recommendation”) or (ii) adopt, approve or recommend (publicly or otherwise), or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Section 6.04, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction that was not obtained in breach of this Section 6.04 and the Company Board determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, the Company Board may effect a Change in the Company Recommendation and/or terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal but only after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and the manner in which it intends (or may intend) to do so; it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, (B) negotiating with and causing its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Equity Financing, so that such Third-Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitting Parent and its Representatives to make a presentation to the Company Board regarding this Agreement, the Equity Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to such Third-Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three (3) Business-Day period rather than the five (5) Business-Day period first described above; and (ii) following the end of such five (5) Business-Day period or three (3) Business-Day period (as applicable), the Company Board shall have determined, in its good faith judgment after consultation with its financial advisor and outside legal counsel that taking into account any changes to this Agreement and the Equity Financing proposed by Parent in response to the Notice of Superior Proposal or otherwise, that the proposal or offer giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e) Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board determines in its good faith judgment upon advice by outside legal counsel, that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable Law, the Company Board may make a Change in the Company Recommendation; provided that the Company Board shall not make such Change in the Company Recommendation unless the Company has (i) provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action and (ii) during such five (5) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(f) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any Material Subsidiary, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company or any Material Subsidiary, or securities convertible into or exchangeable for 15% or more of any such equity securities, (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of the Company or (v) any combination of the foregoing.

(g) An “Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case, taken as a whole, that (i) is unknown by the Company Board as of or prior to the date hereof and (ii) occurs or arises after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal, or any inquiry related thereto or the consequences of completing such Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

(h) A “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in breach of Section 6.04, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis), or more than 50% of the total voting power of the equity securities, of the Company that the Company Board has determined in its good faith judgment after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms without significant delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, and breakup or termination fee and deposit provisions, and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions; provided that no offer or proposal shall be deemed to be a “Superior Proposal” if the receipt of any financing required to consummate the transaction contemplated by such offer or proposal is a condition to the consummation of such transaction.

(i) Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(j) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or otherwise complying with its disclosure obligations under applicable Laws with regard to a Competing Transaction; provided that any such disclosure that is not an express rejection of any applicable Competing Transaction or an express reaffirmation of the Company Recommendation shall be deemed to be a Change in the Company Recommendation.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance. The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Corporation shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(a) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(a) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Corporation shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(a) shall terminate.

(b) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply, and Parent shall cause the Surviving Corporation to comply, with all of the Company’s obligations, and each of the Surviving Corporation and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICL or any other applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary of the Company or any of its Subsidiary if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Proceeding which may result in the payment or advancement of any amounts under Section 6.05(b), the organizational and governing documents of the Company or any of its Subsidiaries, or any existing indemnification agreements, the person seeking indemnification shall notify the Surviving Corporation promptly, but in all events no later than the earlier of (i) five (5) days after actual receipt, and (ii) as soon as necessary after actual receipt to prevent the Surviving Corporation or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Corporation (or a Subsidiary nominated by it) shall have the right to participate in any such Proceeding and, at its option, assume the defense of such Proceeding (it being understood that, by electing to assume the defense thereof, the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto). The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Proceeding. In the event the Surviving Corporation (or a Subsidiary nominated by it) assumes the defense of any Proceeding pursuant to this Section 6.05(c), neither the Surviving Corporation nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Proceeding. Notwithstanding anything to the contrary set forth in this Section 6.05(a) or elsewhere in this Agreement, neither the Surviving Corporation nor any of its Affiliates (including Parent) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim or Proceeding for which indemnification may be sought by an Indemnified Party under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Parties from all liability arising out of such claim or Proceeding.

(d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e) The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06 Notification of Certain Matters.

(a) Each of the Company and Parent shall promptly notify the other in writing of:

(i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(ii) any notice or other communication from any Governmental Authority in connection with the Transactions; and

(iii) any Proceedings commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions, together, in each case, with a copy of any such notice, communication or Proceeding; provided that the delivery of any notice pursuant to this Section 6.06(a) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06(a) shall not be deemed to be a breach of covenant under this Section 6.06(a).

(b) The Company shall, promptly after the date hereof and in any event within fifteen (15) days of the date hereof, deliver to Parent a list of all Material Contracts, which shall then form a part of Section 3.17(a) hereof and Section 3.17(a) of the Company Disclosure Schedule, respectively, for the purposes of this Agreement.

Section 6.07 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letters, (ii) maintain in effect the Equity Commitment Letters until the Transactions are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letters applicable to Parent and/or Merger Sub that are within its control, (iv) consummate the Equity Financing at or prior to the Effective Time and (v) enforce the parties’ funding obligations and the rights of Parent and Merger Sub under the Equity Commitment Letters to the extent necessary to fund the Merger Consideration; provided that Parent and/or Merger Sub may amend or modify the Equity Commitment Letters so long as (A) the aggregate proceeds of the Equity Financing (as amended or modified) will be sufficient for Parent and the Surviving Corporation to pay (1) the Merger Consideration and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification would not prevent, materially delay or materially impede or impair (1) the ability of Parent and Merger Sub to consummate the Transactions or (2) the rights and benefits of the Company under the Equity Commitment Letters. Parent shall deliver to the Company true and complete copies of such amendment or modification as promptly as practicable after execution thereof. In the event any portion of the Equity Financing becomes unavailable on the terms and conditions contemplated in the Equity Commitment Letters, Parent shall promptly notify the Company.

(b) Subject to the terms and conditions of this Agreement, Parent and Merger Sub agree not to amend, modify or waive any provision of the Equity Commitment Letters, if such amendment, modification or waiver reduces the aggregate amount of the Equity Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Equity Financing in a manner that, in each case, would prevent or materially delay or otherwise materially impede or impair the ability of Parent or Merger Sub to consummate the Transactions. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any material provision of the Equity Commitment Letters or termination of any such Equity Commitment Letter by any party to such Equity Commitment Letter or (ii) upon the receipt of any written notice from any party to an Equity Commitment Letter with respect to any threatened breach of any material provision of the Equity Commitment Letters or threatened termination of any such Equity Commitment Letters by such party.

Section 6.08 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry) and (ii) cooperate with the other parties hereto and use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals and Overseas

Investment Approvals and taking any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions; provided that no party hereto shall be required to take any such action if such action would have a Company Material Adverse Effect.

(a) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09 Obligations of Parent and Merger Sub.

(a) Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

(b) Parent and Merger Sub shall use their reasonable best efforts to obtain or cause the Sponsors to obtain the Overseas Investment Approvals.

Section 6.10 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such party or its directors by any Company’s shareholder (on its own behalf or on behalf of the Company) that relate to this Agreement and the Transactions. Each party hereto shall keep the other parties hereto reasonably informed regarding such Proceeding and shall give the other parties the opportunity to participate in the defense or settlement of any Proceeding. No such Proceeding shall be settled without prior written consent of both Parent and the Company (such consent not be unreasonably withheld, conditioned or delayed); provided that each of Parent and the Company may settle Proceedings that involve only the payment of money damages not in excess of US$1 million in the aggregate.

Section 6.11 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any of its Subsidiaries designated by Parent.

Section 6.12 Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in Company Recommendation made in compliance with this Agreement.

Section 6.13 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Class A Shares and ADSs from NASDAQ and the deregistration of the Class  A Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section  6.14 Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Effective Time:

(a) Shareholders Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority of competent jurisdiction over the Merger shall have issued any writ, injunction, judgment, decree or executive order (an “Order”), that is then in effect and enjoins, restrains, prohibits or otherwise makes illegal the consummation of the Transactions.

(c) Shareholders’ Approval of the Controlling Shareholder. Shareholders’ approval in general meeting shall have been given by the shareholders of the Controlling Shareholder as required under the Hong Kong Listing Rules (including shareholders’ approval in general meeting of the Controlling Shareholder of the Transactions as a “very substantial disposal” for the purposes of Chapter 14 of the Hong Kong Listing Rules) or, if applicable, the Takeovers Code (including approval by the independent shareholders of the Controlling Shareholder for the purposes of the Takeovers Code if the Transactions are not structured in a way that they do not fall within Note 7 to Rule 2 of the Takeovers Code) in respect of the Transactions (the “V1 Shareholders’ Approval”).

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.03(a), Section 3.03(b) and Section 3.21 shall be true and correct in all respects (except for de minimis inaccuracies so long as the sum of all such inaccuracies does not increase the aggregate amount of the Merger Consideration by more than US$100,000), (ii) the representations and warranties of the Company contained in Section 3.04 and Section 3.11(b) shall be true and correct in all material respects, and (iii) the other representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein), shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date), except in case of clause (iii) where the failure of such representations and warranties of the Company to be so true and correct do not constitute a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.

(d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e) Overseas Investment Approvals. The Sponsors shall have obtained the Overseas Investment Approvals.

Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Effective Time:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors.

Section 8.02 Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting only upon the recommendation of the Company Board) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before the date falling six (6) months from the date of this Agreement (the “Termination Date”);

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof; or

(d) the Controlling Shareholder shall not have obtained the V1 Shareholders’ Approval at the shareholders’ meeting of the Controlling Shareholder duly convened therefor and concluded or at any adjournment thereof, provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03 Termination by the Company. This Agreement may be terminated by the Company (acting upon the recommendation of the Company Board) at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than 30 calendar days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b) (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 1.02;

(c) prior to the receipt of the V1 Shareholders’ Approval, (i) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company pays the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c); or

(d) Parent fails to enter into the Escrow Agreement or deposit the Parent Escrow Fund into the Parent Escrow Account pursuant to Section 8.06.

Section 8.04 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in

Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

(b) the Company Board shall have effected a Change in the Company Recommendation.

Section 8.05 Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(a), Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any fraud by such party or Willful Breach by such party. For purposes of this Agreement, “Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, that the breaching party had actual knowledge as of the date of this Agreement that the representation or warranty was not true or correct in all material respects and/or (ii) a material breach of a covenant or obligation contained in this Agreement that the breaching party at the time of such breach, had knowledge that such covenant or obligation was being breached.

Section 8.06 Parent Escrow Fund. On or within five (5) Business Days from the date hereof, Parent (or any of its designated Affiliates on its behalf) shall enter into that certain escrow agreement in a form reasonably satisfactory to Parent and the Company (the “Escrow Agreement”) with the Company (or any of its designated Affiliates on its behalf) and the Shenzhen branch of China Merchants Bank (the “Escrow Agent”). Within five (5) Business Days, Parent shall deposit RMB300,000,000 (the “Parent Escrow Fund”) in cash in an account (the “Parent Escrow Account”) under the name of the Company (or any of its designated Affiliates on its behalf) with the Escrow Agent as collateral and security for the payment of the Parent Termination Fee in accordance with the Escrow Agreement. The Parent Escrow Fund shall be held and released by the Escrow Agent subject to joint instructions from Parent (or any of its designated Affiliates on its behalf) and the Company (or any of its designated Affiliates on its behalf) in accordance with Section 8.07(b) and the Escrow Agreement.

Section 8.07 Termination Fee and Expenses.

(a) In the event that:

(i) (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made public or otherwise become publicly known, submitted or proposed (and not publicly withdrawn) after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a), Section 8.02(c) or Section 8.02(d) and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates any Competing Transaction by a Third Party (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in Clause (A)); provided that for purposes of this Section 8.07(a), all references to “15%” in the definitions of “Competing Transaction” and “Material Subsidiary” shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated by the Company pursuant to Section 8.03(c); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.04, then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to RMB150,000,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (A) within two (2) Business

Days after such termination in the case of a termination referred to in clause (ii) or clause (iii) or (B) at least one (1) Business Day prior to and as a condition of the consummation by the Company of a Competing Transaction in the case of a termination referred to in clause (i)); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) In the event that:

(i) (A) all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 except for Section 7.01(b) or Section 7.02(e) (other than and those conditions that by their terms are to be satisfied at the Closing) have been satisfied and (B) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(a);

(ii) this Agreement is terminated by either the Company or Parent pursuant to Section 8.02(b); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b),

then Parent shall pay, or cause to be paid, to the Company or any of its designated Affiliates an amount equal to RMB300,000,000 (the “Parent Termination Fee”) either directly or out of the Parent Escrow Fund as promptly as possible (but in any event within two (2) Business Days after such termination) by wire transfer of same day funds; provided that if Parent has paid or caused to be paid to the Company or any of its designated Affiliates the Parent Termination Fee directly, the funds in the Parent Escrow Fund shall be simultaneously released and returned to Parent or any of its designated Affiliates. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c) All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.07, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 5.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.07 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.07(a) or Section 8.07(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.07, the parties hereto would not have entered into this Agreement.

(f) (i) Subject to Section 9.08 and the Equity Commitment Letters, and except in the event of fraud or Willful Breach by Parent or Merger Sub, in the event that Parent or Merger Sub fails to effect the Closing or they otherwise breach this Agreement or otherwise fail to perform hereunder, then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.07(b) and the expenses under Section 8.07(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (A) Parent, Merger Sub and the Sponsors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of Parent, Merger Sub or any Sponsor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or any Sponsor, or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A)-(D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of fraud or Willful Breach, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters) other than the payment of the Parent Termination Fee pursuant to Section 8.07(b) and the expenses pursuant to Section 8.07(d), and in no event other than fraud or Willful Breach shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.07(b) and Section 8.07(d).

(ii) Subject to Section 9.08, and except in the event of fraud or Willful Breach by the Company, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), the receipt of such Company Termination Fee and the expenses under Section 8.07(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. For the avoidance of doubt, subject to Section 9.08 and except in the event of fraud or Willful Breach, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.07(a) and the expenses under Section 8.07(d), and in no event other than fraud or Willful Breach shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.07(a) and Section 8.07(d).

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.06 and this Article IX.

Section 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Rong Ke IT Center, Tower C, North Building, 7th Floor

2 Kexueyuan South Road, Haidian District

Beijing, the People’s Republic of China

Attention: Mr. Yuntao Ma

with a copy to:

Wilson Sonsini Goodrich & Rosati

Suite 1509, 15/F, Jardine House

1 Connaught Place

Central, Hong Kong

Attention: Zhan Chen, Esq.

Facsimile +852.3972.4999

if to the Company:

13th Floor, Asia Pacific Centre

No. 8 Wyndham Street, Central, Hong Kong

Attention: Hendrick Sin / Ken Fei Fu Chang

Telephone: +852 2700.6188 / + 852 2700.6168

with a copy to:

Kirkland & Ellis

26/F Gloucester Tower, The Landmark

15 Queen’s Road Central

Central, Hong Kong

Attention: David Zhang / Jesse Sheley

Facsimile: + 852.3761.3301

Section 9.03 Certain Definitions. For purposes of this Agreement:

“2014 Balance Sheet” means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2014, including the notes thereto.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided that such agreement and any related agreements (i) need not contain “standstill” provisions and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company and its Subsidiaries, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands or Hong Kong or a public holiday in the PRC.

“Company Disclosure Schedule” means the Disclosure Schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company IT Assets” means all Software, information technology systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, has or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) changes affecting the financial, credit or other securities or capital markets, or general economy in any country in which the Company or any of its Subsidiaries conduct business, including changes in interest rates and foreign exchange rates; (ii) changes in GAAP or any interpretation thereof after the date hereof; (iii) changes in applicable Law or directives or policies of a Governmental Authority of general applicability, or any interpretation, implementation or enforcement thereof, that are binding on the Company or any of its Subsidiaries; (iv) changes that are the result of factors generally affecting the industries and markets in which the Company and its Subsidiaries operate; (v) effects resulting from the public announcement and pendency of this Agreement or any actions contemplated under this Agreement (including actions to consummate the Transactions, including the Merger) or the identity of Parent and its Affiliates, or any loss of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company as a result thereof; (vi) any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s or such Subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) natural or manmade disasters, declarations, outbreaks or escalations of war, acts of sabotage or terrorism or major hostilities or other force majeure events; (viii) changes in the market price or trading volume of ADSs (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any action or omission of the Company or any of its Subsidiaries taken, directly or indirectly, at the direction or request of, or with the written consent of, Parent or Merger Sub; or (x) any Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or any other Proceedings in connection with this Agreement, the Merger or any other Transaction; provided that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (vii) above may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Option” means each option to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority required under applicable Law for the conduct of the business of the Company and its Subsidiaries.

“Company Products” means the products and services that are currently offered, provided, marketed, licensed, sold, distributed or otherwise made available to the public by or for the Company or any of its Subsidiaries.

“Company RSU” means each restricted stock unit or other right to acquire Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not the restrictions over which have lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Company Shareholder Approval” means the approval and authorization of this Agreement, the Plan of Merger and the Transactions (including the Merger) at the Shareholders’ Meeting by the Requisite Company Vote.

“Company Warrant” means each warrant to purchase Shares whether or not granted under the Share Incentive Plan on or prior to the Closing Date, whether or not such warrant has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Confidentiality Agreements” means the confidentiality agreements between the Company and each of the Sponsors, as amended and restated from time to time, including (i) the confidentiality agreement, dated May 22, 2015, by and between the Company and Orient Hongtai (Beijing) Investment Management Co., Ltd.; (ii) the confidentiality agreement, dated June 5, 2015, by and between the Company and with Beijing HT Capital Investment Management Co., Ltd., as amended and restated from time to time; and (iii) the confidentiality agreement, dated June 8, 2015, by and between the Company and with ChangJiang Growth Capital Investment Co., Ltd., as amended and restated from time to time.

“Contract” means any legally enforceable note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Control Contracts” means collectively:

(i) with respect to Guangzhou Yingzheng Information Technology Co., Ltd. (“Yingzheng”): (A) the Exclusive Technology Services and Market Promotion Services Agreement between Guangzhou Yitongtianxia Software Development Co., Ltd. (“Yitongtianxia”) and Yingzheng dated October 28, 2009; (B) the Technology Services Agreement between Yitongtianxia and Yingzheng dated August 6, 2010; (B) the Supplementary Agreement between Yitongtianxia and Yingzheng dated January 6, 2011; (C) the Agreement for Voting Proxies among Yongchao Wang, Haiyan Shi, De Liang, Feng Zheng, Yitongtianxia and Yingzheng dated October 28, 2009; (D) the Supplementary Agreement among Yongchao Wang, De Liang, Feng Zheng, Yitongtianxia and Yingzheng dated December 30, 2010; (E) the Option Agreement among Yitongtianxia, Yongchao Wang, Haiyan Shi, De Liang and Feng Zheng dated October 28, 2009; (F) the Loan Agreement among Yitongtianxia, Yongchao Wang, Haiyan Shi, De Liang and Feng Zheng dated October 28, 2009; (G) the Equity Pledge Agreement among Yongchao Wang, De Liang, Feng Zheng, Yitongtianxia and Yingzheng dated December 30, 2010; (H) the Letter of Undertaking by Yongchao Wang to Action King Limited dated December 30, 2010; (I) the Cooperation Agreement between Huiyou Digital (Shenzhen) Ltd. (“Huiyou”) and Yingzheng dated August 22, 2011; (J) the

Supplementary Agreement among Yitongtianxia, Yingzheng, Yongchao Wang, De Liang and Feng Zheng dated August 23, 2011; (K) the Agreement on Issues regarding Shareholder Voting Proxy among Yingzheng, Yitongtianxia, 3GUU Mobile Entertainment Industrial Co., Ltd. (“3GUU BVI”), Yongchao Wang, Feng Zheng and De Liang dated December 16, 2011; (L) the Supplementary Agreement between 3GUU BVI and Yingzheng dated December 16, 2011; (M) the Supplementary Agreement to Loan Agreement among Yitongtianxia, Yongchao Wang, De Liang and Feng Zheng dated December 30, 2011; (N) the Supplement Agreement on Issues regarding Technology Services between Yitongtianxia and Yingzheng dated December 30, 2011; and (O) the Supplement Agreement between Yitongtianxia and Yingzheng dated July 15, 2013; and

(ii) with respect to Shenzhen Lanyue Internet Technology Co, Ltd. (“Lanyue”): (A) the Supplementary Agreement among Lanyue and China Wave Group Limited (“China Wave”) effective on September 1, 2013; (B) the Exclusive Technology and Market Promotion Services Agreement between Huiyou and Lanyue dated September 13, 2013; (C) the Technology Services Agreement between Huiyou and Lanyue dated September 13, 2013; (D) the Supplementary Agreement to Technology Services Agreement between Huiyou and Lanyue dated September 13, 2013; (E) the Personal Loan Agreement between Huiyou and Ken Jian Xiao dated September 10, 2013; (F) the Supplementary Agreement to Personal Loan Agreement between Huiyou and Ken Jian Xiao dated September 10, 2013; (G) the Voting Proxy Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (H) the Supplementary Agreement to Voting Proxy Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (I) the Agreement on Matters Regarding Voting Proxy among Huiyou, Lanyue, China Wave, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (J) the Option Agreement among Huiyou, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (K) the Equity Pledge Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; (L) the Supplementary Agreement among Huiyou, Lanyue, Ken Jian Xiao and Xiongfei Liu dated September 16, 2013; and (M) the Letter of Undertaking by Xiongfei Liu dated September 16, 2013.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (a) the protection of health, safety or the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option; and with respect to any Company Warrant, the applicable exercise price per Share underlying such Company Warrant.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Merger and the other Transactions.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“HKSE” means The Stock Exchange of Hong Kong Limited.

“Hong Kong Listing Rules” means the Listing Rules of the HKSE.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (viii) all Indebtedness of others referred to in clauses (i) through (vii) guaranteed directly or indirectly in any manner by such person and (ix) all Indebtedness referred to in clauses (i) through (vii) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (i) patents worldwide, including utility models, inventions, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, and including all divisionals, substitutions, continuations, continuations-in-part, continuing prosecution applications, reissues, re-examinations, renewals, restorations, and extensions, and any counterparts worldwide claiming priority therefrom, and all rights in and to any of the foregoing (“Patents”), including all members of (A) all Patents in the same priority chain (i.e., all Patents that claim priority to the same non-provisional application or applications, and all Patents from which priority is claimed by the identified Patent), (B) all corresponding foreign Patents, and (C) all Patents that are subject to a terminal disclaimer that disclaims the term of any such Patent beyond the term of any member of the family, (ii) Trademarks, (iii) copyrights and all other rights with respect to Works of Authorship, including moral rights however denominated, design rights and database rights therein and thereto, (iv) information and materials not generally known to the public and qualifying as a trade secret under applicable Law, including (A) any technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and materials, and (B) any customer, vendor, and distributor lists, contact and registration information, and correspondence (“Trade Secrets”), including rights to limit the use or disclosure thereof by any person, (v) rights of privacy and publicity, including all rights with respect to the use of a person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (vi) claims and causes of action arising out of or related to any past, current or future infringement, misappropriation, or violation of any of the foregoing, (vii) registrations, applications, renewals and extensions for any of the foregoing in clauses (i)-(iii), and (viii) any and all other proprietary rights protected by applicable Laws and equivalent or similar to the foregoing.

“Key Employees” means the employees of the Company as set forth in Section 9.03 of the Company Disclosure Schedule.

“knowledge” means, with respect to the Company, the actual knowledge after reasonable inquiry as of the date of this Agreement, of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer of the Company, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge, lease, license, encumbrance, easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Subsidiary” means a Subsidiary of the Company whose business or assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or to which 15% or more of the total revenue or net income of the Company are attributable.

“Merger Consideration” means the aggregate of all payments required to be made pursuant to Section 2.01(a), Section 2.01(b), Section 2.02(b), Section 2.02(c), Section 2.02(d) and Section 2.03(b).

“MOFCOM” means the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” means the National Development and Reform Commission of the PRC or its competent local counterparts.

“Orient” means Beijing Orient Zhike Equity Investment Center (Limited Partnership) ( ).

“Permitted Encumbrances” shall mean (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) Liens imposed by applicable Law, (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (viii) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof, or (B) have otherwise been disclosed to Parent in writing as of the date of this Agreement, (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber, (x) outbound non-exclusive license or sublicense agreements and non-disclosure agreements entered into in the ordinary course of business, (xi) standard survey and title exceptions, (xii) Liens arising in connection with the Control Contracts and (xiii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means individually-identifiable information about an individual that is protected under applicable Law, including an individual’s: first and last name, home or other physical address, including street name and city or town; telephone number, including home telephone number and mobile telephone number; email address or other online contact information, such as a user identifier or screen name; photograph; financial account number or credit card number; tax identification number, social security number, driver’s license number, passport number or other government-issued identifier; employee identification number; persistent identifier, such as IP address or other unique identifier associated with an individual; list of contacts; physical location; or any such other information deemed to be personally identifiable information pursuant to applicable Law.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“Registered IP” means all Company Owned IP that, as of the date of this Agreement, is registered, filed or issued under the authority of, with or by any Governmental Authority, including all issued Patents, registered Copyrights, registered Trademarks, registered domain names, and all applications for any of the foregoing.

“Share Incentive Plan” means the share option scheme of the Company effective as of November 15, 2011, as amended from time to time.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Software” means all (i) computer programs, applications, systems and software code of any nature, whether operational or under development, including executable code, data files, rules, definitions derived from the foregoing, and any derivations, updates, enhancements and customizations of any of the foregoing, and any related processes, know-how, APIs, user interfaces, command structures, menus, buttons and icons, flow charts, software implementations of algorithms, models and methodologies, program interfaces, and Source Code and object code, (ii) databases and data compilations, including data and collections of data, whether machine-readable or otherwise, (iii) software development and design tools, library functions and compilers, and (iv) documentation and other works of authorship relating to or embodying any of the foregoing, including operating procedures, methods, tools, developers’ kits, utilities, developers’ notes, user manuals and training materials, including comments and annotations related thereto, whether machine-readable or otherwise.

“Source Code” means software in human-readable form, including related programmer comments and annotations, build scripts, test scripts, help text, data and data structures, instructions and other documentation for such computer software code that enables a programmer to understand and modify such software.

“Sponsors” means Orient, Changpei (Shanghai) Investment Center (Limited Partnership) ( ) and Beijing HT Capital Investment Management Co., Ltd. ( ).

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner, (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Takeovers Code” means the Hong Kong Code on Takeovers and Mergers.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means diagrams, inventions (whether or not patentable), invention disclosures, network configurations and architectures, proprietary information, protocols, layout rules, schematics, bills of material, build instructions, test instructions, test reports, performance data, tooling requirements, procedures, manufacturing processes, packaging and other specifications, verification tools, technical data, Works of Authorship, drawings, graphics, advertising copy, marketing materials, product roadmaps, personnel information, supplier information, customer lists, customer contact and registration information, customer correspondence, customer purchasing histories and any other forms of technology, in each case, to the extent protected by applicable Laws, whether or not embodied in any tangible form.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, service names, domain names, uniform resource locators, trade dress, trade names, logos and design marks, fictitious and other business names and identifiers, brand names, collective membership marks, certification marks, slogans, 800 numbers, social media designations, hash tags and other forms of indicia of origin, and other identifiers of source or goodwill, whether or not registrable as a trademark in any given jurisdiction, including the goodwill symbolized thereby or associated therewith.

“Works of Authorship” means Software, website, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter, and any modifications, improvements and derivative works of any of the foregoing.

(a) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
ADS; ADSs	Section 2.01(a)
Affiliate Transactions	Section 3.18
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)

Defined Term	Location of Definition
CICL	Section 1.01
Class A Per Share Merger Consideration	Section 2.01(a)
Class A Share; Class A Shares	Section 2.01(a)
Class B Per Share Merger Consideration	Section 2.01(b)
Class B Share; Class B Shares	Section 2.01(b)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Affiliate	Section 3.06(b)
Company Board	Recitals
Company Group	Section 8.07(f)
Company Intellectual Property	Section 3.14(c)
Company Owned IP	Section 3.14(f)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Software	Section 3.14(j)
Company Termination Fee	Section 8.07(a)(iii)
Competing Transaction	Section 6.04(f)
Controlling Shareholder	Recitals
Damages	Section 6.05(b)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.16(a)
Equity Commitment Letters	Section 4.05(a)
Equity Financing	Section 4.05(a)
Escrow Agent	Section 8.06
Escrow Agreement	Section 8.06
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.20
GAAP	Section 3.07(b)
HKIAC	Section 9.09(b)
Indemnified Parties	Section 6.05(a)
Intervening Event	Section 6.04(g)
Leased Real Property	Section 3.13(b)
Material Contracts	Section 3.17(a)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	Section 3.03(a)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Overseas Investment Approvals	Section 4.03(a)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Escrow Account	Section 8.06
Parent Escrow Fund	Section 8.06
Parent Group	Section 8.07(f)
Parent Termination Fee	Section 8.07(b)

Defined Term	Location of Definition
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(a)
Per Share Merger Consideration	Section 2.01(b)
Plans	Section 3.11(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 3.05(b)
Representatives	Section 6.03
Requisite Company Vote	Section 3.04(c)
Requisite Regulatory Approvals	Section 3.05(b)
SAFE	Section 3.06(a)
SEC	Section 3.07(a)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Share; Shares	Section 2.01(b)
Superior Proposal	Section 6.04(h)
Superior Proposal Notice Period	Section 6.04(d)
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.22
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)
V1 Shareholders’ Approval	Section 7.01(c)
Voting Agreement	Recitals
Willful Breach	Section 8.05

Section 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes or Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Reference to “day” means a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06 Entire Agreement; Assignment. This Agreement (including the Annexes, Exhibits and Schedules hereto), the Company Disclosure Schedule, the Equity Commitment Letters, the Confidentiality Agreements and other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreements expire in accordance with their respective terms or are validly terminated by the parties thereto. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) Section 6.05 and Section 8.07(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options, Company Warrants and Company RSUs in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; and (b) Section 8.06 and Section 8.07(b) (which are intended to be for the benefit of any such designated Affiliate of Parent or of the Company that is a party to the Escrow Agreement).

Section 9.08 Specific Performance.

(a) Subject to Section 9.08(c), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(c), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Merger Sub, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity, and the Company demanding Parent and Merger Sub to fully enforce the terms of the Equity Commitment Letters against the Sponsors to the fullest extent permissible pursuant to the terms thereof and to thereafter consummate the Transactions contemplated by this Agreement.

(b) Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(c) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.07(a) and expenses under Section 8.07(d), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.07(b) and expenses under Section 8.07(d), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(d) This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of the Equity Commitment Letters (including the expiration or termination provisions thereof).

Section 9.09 Governing Law; Dispute Resolution.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b) Subject to Section 9.08 and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the arbitration rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the arbitration rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board; provided that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver. At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEGASUS INVESTMENT HOLDINGS LIMITED

By:	/s/ Ma Yun Tao
Name:	Ma Yun Tao
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PEGASUS MERGER SUB LIMITED

By:	/s/ Ma Yun Tao
Name:	Ma Yun Tao
Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Hendrick Sin
Name:	Hendrick Sin
Title:	Vice Chairman

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on              2015.

BETWEEN

(1) Pegasus Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands on June 5, 2015, with its registered office situate at the offices Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“Merger Sub”); and

(2) China Mobile Games and Entertainment Group Limited, an exempted company incorporated under the laws of the Cayman Islands on 20 January 2011, with its registered office situate at the offices of PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a) Merger Sub and the Surviving Corporation have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated June 9, 2015 made between Pegasus Investment Holdings Limited, Merger Sub and the Surviving Corporation, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”).

(b) This Plan of Merger is made in accordance with Section 233 of the Companies Law.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1. The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Surviving Corporation.

NAME OF THE SURVIVING CORPORATION

2. The name of surviving company (as defined in the Companies Law) is the Surviving Corporation, which shall continue to be named China Mobile Games and Entertainment Group Limited.

REGISTERED OFFICE

3. The Surviving Corporation shall have its registered office at the offices Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4. Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$1,000,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share, of which one share has been issued.

5. Immediately prior to the Effective Date the authorized share capital of the Surviving Corporation was US$1,000,000 divided into 750,000,000 Class A ordinary shares (“Class A Shares”) each of a nominal or par

A-A-1

value of US$0.001 and 250,000,000 Class B ordinary shares (“Class B Shares”, and together with Class A Shares, each a “Share” or, collectively, the “Shares”) each of a nominal or par value of US$0.001, of which [●] Class A ordinary shares and [●] Class B ordinary shares have been issued fully paid.

6. On the Effective Date, the authorized share capital of the Surviving Corporation shall be US$1,000,000 divided into 1,000,000,000 ordinary shares of US$0.001 par value per share.

7. On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a) Each Share issued and outstanding immediately prior to the Effective Time other than the Dissenting Shares shall be cancelled in exchange for the right to receive the Per Share Merger Consideration.

(b) Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for a payment resulting from the procedure in accordance with Section 238 of the Companies Law, except that holders of Dissenting Shares who fail to exercise or who effectively withdraw or lose their rights to dissent from the Merger under Section 238 of the Companies Law shall receive the Per Share Merger Consideration.

(c) All Shares issued and outstanding immediately prior to the Effective Time, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist.

(d) Each ordinary share of Merger Sub shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Corporation.

8. On the Effective Date, the ordinary shares of the Surviving Corporation shall:

(a) be entitled to one vote per share;

(b) be entitled to such dividends as the board of directors of the Surviving Corporation may from time to time declare;

(c) in the event of a winding-up or dissolution of the Surviving Corporation, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets; and

(d) generally be entitled to enjoy all of the rights attaching to ordinary shares;

in each case as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9. The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10. On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

A-A-2

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11. The Memorandum of Association and Articles of Association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II to this Plan of Merger upon the Effective Date.

DIRECTORS BENEFITS

12. There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

13. The names and addresses of the directors of the Surviving Corporation are as follows:

NAME	ADDRESS

SECURED CREDITORS

14. (a) Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b) Surviving Corporation has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15. This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16. This Plan of Merger has been approved by the board of directors of each of Merger Sub and Surviving Corporation pursuant to Section 233(3) of the Companies Law.

17. This Plan of Merger has been authorized by the shareholders of each of Merger Sub and Surviving Corporation pursuant to Section 233(6) of the Companies Law.

COUNTERPARTS

18. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19. This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

For and on behalf of Pegasus Merger Sub Limited:

[Name]
Director

A-A-3

For and on behalf of China Mobile Games and Entertainment Group Limited:

[Name]
Director

A-A-4

APPENDIX I

(the Agreement)

A-Appendix I-1

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Corporation)

A-Appendix II-1

ANNEX B

Neither Parent nor Merger Sub makes any representation with respect to the PRC Anti-Monopoly Law or any rules or regulations promulgated thereunder.

“PRC Anti-Monopoly Law” means mean the Anti-Monopoly Law of the PRC adopted on August 1, 2008, as amended and the rules, regulations, orders, notices, guidance notes and other legally binding documents promulgated thereunder, as in effect from time to time.

A-B-1

ANNEX B

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is entered into as of June 9, 2015 by and among (1) Pegasus Investment Holdings Limited, a Cayman Islands exempted company (“Parent”), (2) Pegasus Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”) and (3) V1 Group Limited, a company incorporated under the laws of Bermuda (the “Shareholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and China Mobile Games and Entertainment Group Limited (the “Company”) are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein and in accordance with the CICL, Merger Sub shall be merged with and into the Company, with the Company surviving the merger as a wholly-owned Subsidiary of Parent (the “Merger”);

WHEREAS, as of the date of this Agreement, the Shareholder is the Beneficial Owners (defined below) of the Existing Shares (as defined below) set forth on Schedule A hereto; and

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that the Shareholder agree, and the Shareholder has agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

GENERAL

Section 1.1 Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

(a) “Additional Shares” means Shares (including those represented by ADSs) or other voting share capital of the Company with respect to which the Shareholder acquires Beneficial Ownership after the date of this Agreement (including any Shares issued upon the exercise of any Company Options or Company Warrants or upon the vesting of any Company RSUs or the conversion, exercise or exchange of any other securities into or for any Shares or ADSs or otherwise).

(b) “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Exchange Act. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person will include securities Beneficially Owned by any Affiliates of such person which are controlled by such person and any other persons with whom such person would constitute a “group” within the meaning of Section 13(d) of the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(c) “Covered Shares” means, collectively, the Existing Shares and the Additional Shares.

(d) “Existing Shares” means the Shares (including those represented by ADSs) Beneficially Owned by the Shareholder as of the date hereof, as set forth on Schedule A hereto.

(e) “Permitted Transfer” means a Transfer of Covered Shares by the Shareholder to its Affiliate which is wholly owned by it; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, a Joinder Agreement in the form attached hereto as Exhibit A.

(f) “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

ARTICLE II

VOTING; GRANT OF PROXY

Section 2.1 Voting.

(a) During the period commencing on the date hereof and continuing until termination of this Agreement in accordance with Article V hereof (the “Term”), the Shareholder hereby irrevocably and unconditionally agrees that, unless the Company Board has made a Change in the Company Recommendation in compliance with the Merger Agreement that has not been withdrawn, at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company, however called, including any adjournment thereof, in connection with any written consent of the shareholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought in connection with the Merger Agreement or any transaction contemplated thereby, the Shareholder shall, and shall cause any holder of record of the Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i) appear at each such meeting or otherwise cause all Covered Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure the Shareholder and the Covered Shares are duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and

(ii) vote (or cause to be voted), whether on a show of hands or a poll and whether in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all Covered Shares (1) in favor of the approval and authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger), (2) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement (including the Merger) in connection with its terms, (3) against any Competing Transaction or Alternative Acquisition Agreement, without regard to the terms of such Competing Transaction or Alternative Acquisition Agreement, or any other transaction, proposal, agreement or action made in opposition to approval of the Merger Agreement or the transactions contemplated by the Merger Agreement (including the Merger) or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, (4) against any other action, agreement or transaction that is intended, that would be reasonably expected to, or the effect of which would be reasonably expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Shareholder of its obligations under this Agreement, including, without limitation: (A) any extraordinary corporate transaction, such as a scheme of arrangement, merger, consolidation or other business combination involving the Company or any of its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of material assets of the Company or any of its Subsidiaries or a reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries; (C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company who are serving as directors of the Company on the date of this Agreement or as otherwise provided in the Merger Agreement; (D) any material change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company’s memorandum or articles of association, except as otherwise provided in the Merger Agreement; (E) any other action that would require the consent of Parent pursuant to Section 5.01 of the Merger Agreement, except if approved in writing by Parent; or (F) any other material change in the Company’s corporate structure or business, except if approved in writing by Parent, (5) against any action, proposal, transaction or agreement that would be reasonably expected to (A) result in a breach of any representation, warranty, covenant or other obligation or agreement of the Company contained in the Merger Agreement or (B) result in a breach of any representation, warranty, covenant or other obligation or agreement of the Shareholder contained in this Agreement, and (6) in favor of any adjournment of any such meeting of shareholders of the Company as may be requested by Parent.

(b) The Shareholder shall retain at all times the right to vote or consent with respect to the Covered Shares in its sole discretion and without any other limitation on those matters, other than those matters described in Section 2.1(a) that are at any time or from time to time presented for consideration to shareholders of the Company generally during the Term of this Agreement.

Section 2.2 Grant of Proxy. The Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, Parent and any designee of Parent, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and re-substitution, for and in its name, place and stead, to vote, act by written consent or execute and deliver a proxy, solely in respect of the matters described in, and in accordance with, Section 2.1(a) hereof, and to vote or grant a written consent with respect to the Covered Shares as provided in Section 2.1(a) hereof. This proxy and power of attorney is given in connection with, and in consideration of, the time and resources that have been and will be expended by Parent in connection with the Merger and the other transactions contemplated by the Merger Agreement, and to secure the performance of the duties and obligations of the Shareholder owed to Parent under this Agreement. The Shareholder hereby (a) affirms that such irrevocable proxy is (i) coupled with an interest by reason of the time and resources that have been and will be expended by Parent in connection with the Merger and the other transactions contemplated by the Merger Agreement and (ii) executed and intended to be irrevocable in accordance with the provisions of the Laws of the State of New York, and (b) revokes any and all prior proxies granted by the Shareholder with respect to the Covered Shares and no subsequent proxy shall be given by it (and if given shall be ineffective) during the Term. The Shareholder shall take such further action or execute such other instruments as may be reasonably necessary in accordance with the relevant provisions of the Laws of the State of New York or any other Law to effectuate the intent of this proxy. The power of attorney granted by the Shareholder herein is a durable power of attorney and, so long as Parent has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of the Shareholder, as applicable. The proxy and power of attorney granted hereunder shall automatically terminate upon the termination of this Agreement in accordance with its terms.

Section 2.3 Wavier of Dissenter Rights. The Shareholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Merger or any other transaction contemplated in the Merger Agreement that the Shareholder or any other person may have by virtue of, or with respect to, any of the Covered Shares.

Section 2.4 Conditions. Notwithstanding anything to the contrary contained herein, the performance by the Shareholder of its obligations under Sections 2.1(a)(ii)(1), (2) and 2.2 is conditional upon the obtaining of the V1 Shareholders’ Approval.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

OF THE SHAREHOLDER

Section 3.1 Representations and Warranties. The Shareholder represents and warrants to Parent and Merger Sub as follows:

(a) Capacity; Authorization; Validity of Agreement; Necessary Action. Subject to Section 2.4, the Shareholder has the legal capacity and all requisite power and authority to execute and deliver this Agreement and perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a legal, valid and binding agreement enforceable against the Shareholder in accordance with terms hereof, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b) Ownership. Except as otherwise indicated on Schedule A hereto, as of the date of this Agreement, the Shareholder is the sole Beneficial Owner of and has good and valid title to the Existing Shares as set forth in Schedule A hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, any Liens which would not prevent the Shareholder from timely performing in any material respect its obligations hereunder or arising under the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, the Existing Shares constitute all of the Shares (including those represented by ADSs), Company Options, Company RSUs, Company Warrants and any other options or other securities convertible, exercisable or exchangeable into or for any Shares (including those represented by ADSs) Beneficially Owned or owned of record by the Shareholder. Except as otherwise indicated on Schedule A hereto, the Shareholder is and will be the sole record holder and Beneficial Owner of the Covered Shares (unless the Covered Shares are Transferred via a Permitted Transfer) and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement with respect to the Covered Shares. The Shareholder has not granted any proxy or entered into any voting or similar agreement inconsistent with this Agreement that is still effective, in each case with respect to the Existing Shares and with respect to all of the Covered Shares Beneficially Owned by the Shareholder at all times through the Effective Time of the Merger.

(c) Non-Contravention; No Conflicts. Except as would not, individually or in the aggregate, be expected to be adverse to the ability of the Shareholder to timely perform any of its obligations hereunder in any material respect, (i) except as required by the Exchange Act, the Hong Kong Listing Rules and the Takeovers Code, no filing or notice by the Shareholder with or to any Governmental Authority, and no authorization, consent, permit or approval from any Governmental Authority or any other person (other than the approval of the shareholders of the Shareholder as required under the charter documents of the Shareholder and the Hong Kong Listing Rules) is necessary for the execution and delivery of this Agreement (including the proxy granted pursuant to Section 2.2 hereof) by the Shareholder or the performance by it of its obligations herein, (ii) the execution and delivery of this Agreement by the Shareholder do not, and the performance by it of its obligations under this Agreement and the consummation by the Shareholder of the transactions contemplated by this Agreement, will not conflict with, or result in any violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon its assets or properties under, any provision of (1) any charter document of the Shareholder, contract, agreement or other instrument to which the Shareholder is party or by which any of its assets or properties is bound, or (2) any judgment, order, injunction, decree or Law applicable to the Shareholder or its assets or properties.

(d) Reliance. The Shareholder understands and acknowledges that Parent and Merger Sub have expended, and are continuing to expend, time and resources in connection with the Merger and the other transactions contemplated by the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements contained herein.

(e) No Action. As of the date of this Agreement, there are no proceedings, claims, actions, suits or governmental or regulatory investigations pending or, to the knowledge of the Shareholder, threatened against it that would be reasonably expected to impair its ability to timely perform in all material respects its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.2 Covenants.

(a) Prohibitions on Transfer. Subject to the terms of this Agreement, the Shareholder covenants and agrees not to Transfer any of the Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, unless such Transfer is a Permitted Transfer; provided that the foregoing shall not prevent the conversion of the Covered Shares into the right to receive any merger consideration in accordance with the terms of the Merger Agreement. Any attempted Transfer of shares or any interest therein in violation of this Section 3.2(a) shall be null and void. This Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Shareholder’s successors or assigns. The Shareholder may not request that the Company or the Company’s depositary bank or registered agent, as applicable, register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of the Covered Shares, the Shareholder shall remain liable for the performance of all of its or his obligations under this Agreement.

(b) Additional Shares. The Shareholder covenants and agrees to notify Parent and Merger Sub in writing of the number of Additional Shares acquired by the Shareholder after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute a portion of the Covered Shares for all purposes of this Agreement.

(c) Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of ADSs to Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for Shares) is declared, in each case affecting the Covered Shares, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(d) No Solicitation. The Shareholder covenants and agrees with Parent and Merger Sub that, during the Term of this Agreement, the Shareholder shall not, and shall cause its Representatives not to, in each case, directly or indirectly take any action that the Company is prohibited from taking under Section 6.04(a) of the Merger Agreement.

(e) No Inconsistent Agreements or Actions. Except for this Agreement and the Merger Agreement, the Shareholder shall not (a) enter into any contract agreement or other instrument, option or other agreement with respect to, or consent to, a Transfer of any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent it from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on the Covered Shares, (c) enter into any voting or similar agreement with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares (other than as contemplated by Section 2.1(a) hereof) or (d) take any action, directly or indirectly, that would be reasonably expected to (i) result in a material breach hereof, (ii) make any representation or warranty set forth in Article III untrue or incorrect in any material respect as of the time immediately after such action as though such representation or warranty was made on, or at, and as of such time (except to the extent expressly made as of a specific date, in which case as of such date) or (iii) materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or any transaction contemplated by this Agreement or the performance of the obligations of the Shareholder under this Agreement.

(f) Documentation and Information. The Shareholder (i) consents to and authorizes the publication and disclosure by Parent of its identity and holding and Beneficial Ownership of the Covered Shares and the nature of its commitments and obligations under this Agreement in any disclosure required by the SEC or other Governmental Authority, including, without limitation, the Proxy Statement, and any amendment thereto, relating to the Merger, and (ii) agrees promptly to give to Parent and Merger Sub any information Parent or Merger Sub may reasonably request for the preparation of any such disclosure documents so long as such information is required by Law to be disclosed therein. None of the parties hereto shall issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of Parent, except as such release or statement may be required by applicable Law (including the Hong Kong Listing Rules) or the rules and regulations of any securities exchange (including the HKSE) or Governmental Authority of competent jurisdiction. The Parent and the Merger Sub agrees to promptly provide such assistance and information as the Shareholder may reasonably require in connection with the publication of any announcement or circular to be issued pursuant to the Hong Kong Listing Rules.

(g) Shareholders Meeting. As soon as reasonably practicable after the date hereof, the Shareholder shall convene a meeting of its shareholders to obtain the V1 Shareholders’ Approval (the “V1 Shareholders Meeting”). Parent may request that the Shareholder adjourn the V1 Shareholders Meeting for up to fifty (50) days (but in any event no later than ten (10) Business Days prior to the Termination Date), (i) if as of the time for which the V1 Shareholders Meeting is originally scheduled, there are insufficient shares of the Shareholder represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the V1 Shareholders’ Meeting or (B) voting to obtain the V1 Shareholders’ Approval or (ii) after consultation with the Shareholder, in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of the Shareholder prior to the V1 Shareholders Meeting, in which event the Company shall, in each case, cause the V1 Shareholders Meeting to be adjourned in accordance with Parent’s request, subject to the provisions of the Memorandum of Association and Bye-Laws of the Shareholder and clearance of HKSE.

(h) Further Assurances. To the extent legally permissible, from time to time, at the request of Parent or Merger Sub and without further consideration, the Shareholder, solely in its capacity as a shareholder of the Company, shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and the Merger Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to the Shareholder as follows:

(a) Capacity; Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all corporate power and authority to execute, deliver and perform this Agreement. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by Parent or Merger Sub, as applicable, and no other actions or proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding obligation of the Shareholder, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Non-Contravention; No Conflicts. (i) Except as required by the Exchange Act, no filing or notice by Parent or Merger Sub with or to any Governmental Authority, and no authorization, consent, permit or approval from any Governmental Authority or any other person is necessary for the execution and delivery of this Agreement (including the proxy granted pursuant to Section 2.2 hereof) by any of Parent and Merger Sub or the performance by any of Parent and Merger Sub of their respective obligations herein, (ii) the execution and delivery of this Agreement by any of Parent and Merger Sub do not, and the performance by any of Parent and Merger Sub of their obligations under this Agreement and the consummation by any of Parent and Merger Sub of the transactions contemplated by this Agreement, will not conflict with, or result in any violation or breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon its assets or properties under, any provision of (1) any charter document of any of Parent and Merger Sub, contract, agreement or other instrument to which the Shareholder is party or by which any of its assets or properties is bound, or (2) any judgment, order, injunction, decree or Law applicable to any of Parent and Merger Sub or its assets or properties.

(c) Available Funds. Parent will have available to it at the Closing all funds necessary to satisfy all of its and Merger Sub’s obligations under the Merger Agreement and otherwise in connection with the Merger and the other Transactions contemplated by the Merger Agreement, including payment of all the amounts required to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to Section 2.03(a) and Section 2.03(b) of the Merger Agreement.

ARTICLE V

TERMINATION

As between Parent and Merger Sub, on the one hand, and the Shareholder, on the other hand, this Agreement and all obligations hereunder (other than as set forth in the following sentence) shall automatically terminate on the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) at any time upon the written agreement of Parent and Merger Sub, on the one hand, and the Shareholder, on the other hand, and (iv) a validly convened shareholder meeting of the Shareholder at which the shareholders of the Shareholder do not approve the Shareholder’s performance of its obligations under Section 2.1.

Upon termination of this Agreement, the rights and obligations of Parent and Merger Sub, on the one hand, and the Shareholder, on the other hand, will terminate and become void without further action by either of them except for the provisions of ARTICLE V and ARTICLE VI, which will survive such termination indefinitely. For the avoidance of doubt, the termination of this Agreement shall not relieve any party of liability for any breach prior to such termination.

ARTICLE VI

MISCELLANEOUS

Section 6.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by international overnight courier to the respective parties at the address set forth on the signature pages hereto under each party’s name (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.1).

Section 6.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 6.3 Entire Agreement. This Agreement (together with the Merger Agreement) constitutes the entire agreement of the Shareholder or any of its Affiliates, on the one hand, and Parent and Merger Sub or any of their respective Affiliates, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 6.4 Specific Performance. Each party acknowledges and agrees that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and therefore agrees that, in addition to and without limiting any other remedy or right available to the parties, each party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights, powers, and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by a party.

Section 6.5 Amendments; Extension and Waivers. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed by Parent, Merger Sub and the Shareholder. At any time before the termination of this Agreement, Parent and Merger Sub, on the one hand, and the Shareholder, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if specifically set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 6.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of Law or conflict of Law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 6.7 Dispute Resolution. Subject to Section 6.4 and the last sentence of this Section 6.7, any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6.7. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 6.8 No Third Party Beneficiaries. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto (and their respective successors, heirs and permitted assigns), any rights, remedies, obligations or liabilities, except as specifically set forth in this Agreement.

Section 6.9 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Parent may assign this Agreement (in whole but not in part) in connection with a permitted assignment of the Merger Agreement by Parent, as applicable. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.10 Counterparts. This Agreement may be executed in two or more consecutive counterparts (including by facsimile or email pdf format), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, email pdf format or otherwise) to the other parties.

[Signature Pages to follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PARENT

Pegasus Investment Holdings Limited

By:	/s/ Ma Yun Tao
Name: Ma Yun Tao
Title: Director

MERGER SUB

Pegasus Merger Sub Limited

By:	/s/ Ma Yun Tao
Name: Ma Yun Tao
Title: Director

Rong Ke IT Center, Tower C, North
Building, 7th Floor
2 Kexueyuan South Road, Haidian District
Beijing, the People’s Republic of China
Attention: Mr. Yuntao Ma
Email: mayuntao@orientsec.com.cn

with a copy to (which alone shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Suite 1509, 15/F, Jardine House
1 Connaught Place
Central, Hong Kong
Attention: Zhan Chen, Esq.
Facsimile +852.3972.4999

[Signature Page to Voting Agreement]

THE SHAREHOLDER

V1 Group Limited

By:	/s/ Zhang Lijun
Name: Zhang Lijun
Title: Chairman

Address:	Room 3006, Gloucester Tower Landmark, Central, Hong Kong

Attention:
Facsimile:

[Signature Page to Voting Agreement]

SCHEDULE A

	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	Number of Company Options		Company Warrants	Number of Company RSU
Shareholder			Vested	Unvested
V1 Group Limited	8,795,864	180,821,228

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is executed by the undersigned (the “Transferee”) pursuant to the terms of that certain Voting Agreement dated as of June 9, 2015 (the “Agreement”) by and among Pegasus Investment Holdings Limited, a Cayman Islands exempted company (“Parent”), Pegasus Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), V1 Group Limited, a company incorporated under the laws of Hong Kong (the “Transferor”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement.

By the execution of this Joinder Agreement, the Transferee agrees as follows:

(a) Acknowledgment. Transferee acknowledges that Transferee is acquiring certain Covered Shares of the Transferor subject to the terms and conditions of the Agreement.

(b) Agreement. Transferee (i) agrees that the Covered Shares acquired by Transferee shall be bound by and subject to the terms of the Agreement, (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a party thereto and (iii) agrees to be subject to the obligations and restrictions of the Transferor thereunder.

(c) Notice. Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

[Signature Page Follows]

EXECUTED AND DATED this day of

TRANSFEREE:

By:

Name:

Title:

Address:

Fax:

Accepted and Agreed:

Pegasus Investment Holdings Limited

By:

Title:

Accepted and Agreed:

Pegasus Merger Sub Limited

By:

Title:

Accepted and Agreed:

V1 GROUP LIMITED

By:

Title:

ANNEX C

Form of ADS Voting Instructions Card

C-1

Extraordinary General Meeting of China Mobile Games

and entertainment Group Limited

Date: July 27, 2015

See Voting InstructionxOn Reverse Side.

Please make your marks like this: Use pen only Directors

Recommend

For Against Abstain

1. As a Special Resolution:

THAT the agreement and plan of merger dated as of June 9,

2015 (the “merger agreement”) among Pegasus Investment

Holdings Limited, Pegasus Merger Sub Limited (“Merger

Sub”) and the Company (such merger agreement being in the

form attached to the proxy statement accompanying this

notice of extraordinary general meeting and which will be

produced and made available for inspection at the

extraordinary general meeting), the plan of merger (the “plan of merger”) among Merger Sub and the Company required to

be registered with the Registrar of Companies of the Cayman

Islands for the purposes of the merger (such plan of merger

being substantially in the form attached as Annex A to the

proxy statement accompanying the notice of extraordinary

general meeting and which will be produced and made

available for inspection at the extraordinary general meeting)

and any and all transactions contemplated by the merger

agreement, including the merger (the “merger”), be and are

hereby authorized and approved.

2. As an Ordinary Resolution:

THAT effective as of the effective time of the merger, the Share

Option Scheme of the Company be terminated.

3. As an Ordinary Resolution:

THAT the chairman of the extraordinary general meeting be

instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

Authorized signatures - This section must be

completed for your instructions to be executed.

Please Please Sign Sign Here Here Please Please Date Date Above Above

extraordinary General Meeting of China Mobile Games and

entertainment Group Limited

to be held on July 27, 2015

For holders as of July 1, 2015

MAiL

Mark, sign and date your Voting Instruction Form.

Detach your Voting Instruction Form.

Return your Voting Instruction Form in the

postage-paid envelope provided.

All votes must be received by 5:00 pm, new York Time on July 23, 2015.

PROXY TABULATOR FOR

ChinA MOBiLe GAMes And

enTeRTAinMenT GROUP LiMiTed

P.O. BOX 8016

CARY, nC 27512-9903

Please separate carefully at the perforation and return just this portion in the envelope provided.

eVenT #

CLienT #

Copyright © 2015 Mediant Communications LLC. All Rights Reserved

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on July 23, 2015)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of China Mobile Games and Entertainment Group Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on July 1, 2015 at the Extraordinary General Meeting of Shareholders of China Mobile Games and Entertainment Group Limited to be held at 10:00 a.m. (Hong Kong time) on July 27, 2015 at 26th Floor, Gloucester Tower, The Landmark, 15 Queen's Road, Central, Hong Kong, in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

ChinA MOBiLe GAMes And enTeRTAinMenT GROUP LiMiTed

(Must instructions be received to prior The to Bank 5:00 of PM new (new York York Mellon, Time) as on depositary July 23, 2015) requestsThe and undersigned instructs The registered Bank of New holder York Mellon, of American as Depositary, Depositary to endeavor, Receipts in hereby so far as securities practicable, represented to vote by or such cause receipt(s) to be voted of China the Mobile amount Games of shares and Entertainment or other deposited Group Limited close of registered business on in the July name 1, 2015 of the at the undersigned Extraordinary on the General books Meeting of the Depositary of Shareholders as of the of China Mobile Games and Entertainment Group Limited to be held at 10:00 a.m. (Hong Kong Central, time) on Hong July 27, Kong, 2015 in at respect 26th Floor, of the Gloucester resolutions Tower, specified The on Landmark, the reverse. 15 Queen’s Road,

nOTe:

1. resolution. Please direct it is the understood depositary that how if this it is form to is vote signed by marking and returned X in but the no appropriate instructions box are opposite indicated the in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2. instructed it is understood the depositary that if this to form give is a not discretionary signed and returned, proxy to a the person depositary designated will deem by the such Company. holder to have

PROXY TABULATOR FOR

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED P.O. Box 8016 CARY, NC 27512-9903

ANNEX D

Form of Proxy Card for Holders of Company Ordinary Shares

China Mobile Games and Entertainment Group Limited

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CMGE)

Form of Proxy for Extraordinary General Meeting

to be held on July 27, 2015 at 10:00 A.M. (Hong Kong Time)

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of China Mobile Games and Entertainment Group Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding class A ordinary shares of the Company, par value US$0.001 per share (“Class A Shares”) and the issued and outstanding class B ordinary shares of the Company, par value US$0.001 per share (the “Class B Shares”, together with the Class A Shares, collectively, the “Shares”), to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on July 27, 2015 at 10:00 A.M. (Hong Kong Time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying the notice of extraordinary general meeting.

Only the holders of record of the Shares at the close of business on July 23, 2015 (Cayman Islands Time) (the “Record Date”) are entitled to notice of and to vote at the EGM. Each Class A Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B Share shall be entitled to five (5) votes on all matters subject to vote at general meetings of the Company. The quorum of the EGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company present in person or by proxy and entitled to vote on the Record Date on the resolution(s) to be considered at the EGM. This Form of Proxy and the accompanying the notice of extraordinary general meeting are first being mailed to the shareholders of the Company on or about July 7, 2015.

The Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China no less than 48 hours before the EGM, (ii) by completing, dating and submitting a new proxy bearing a later date than the proxy sought to be revoked to the Company no less than 48 hours prior to the EGM, or (iii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District, Guangzhou, The People’s Republic of China as soon as possible to ensure that it is received by the Company no later than July 25, 2015 at 10:00 A.M. (Hong Kong Time).

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CMGE)

Form of Proxy for Extraordinary General Meeting

to be held on July 27, 2015 at 10:00 A.M. (Hong Kong Time)

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                                               of                                                                                                                                                                    , being the registered holder of                                          [(class A ordinary shares / class B ordinary shares)] 1, par value US$0.001 per share, of China Mobile Games and Entertainment Group Limited (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting 2 or                                      of                                                                                                as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on July 27, 2015 at 10:00 A.M. (Hong Kong Time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.

As a Special Resolution:

THAT the agreement and plan of merger dated as of June 9, 2015 (the “merger agreement”) among Pegasus Investment Holdings Limited, Pegasus Merger Sub Limited (“Merger Sub”) and the Company (such merger agreement being in the form attached to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “plan of merger”) among Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being substantially in the form attached as Annex A to the proxy statement accompanying the notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting) and any and all transactions contemplated by the merger agreement, including the merger (the “merger”), be and are hereby authorized and approved.

2.	As an Ordinary Resolution: THAT effective as of the effective time of the merger, the Share Option Scheme of the Company be terminated.

3.

As an Ordinary Resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

Dated , 2015	Signature(s) [4]

[1]	Please insert the number and check the type of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.

ANNEX E

Opinion of Duff & Phelps as Financial Advisor

Confidential	June 9, 2015

Board of Directors
China Mobile Games and Entertainment Group Limited
Block A, 15/F Huajian Building, 233 Tianfu Road, Tianhe District
Guangzhou, Guangdong Province, China

Ladies and Gentlemen:

China Mobile Games and Entertainment Group Limited (“China Mobile Games” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the board of directors (the “Board of Directors”) of the Company to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to (i) the holders of Class A ordinary shares, par value US$0.001 per share, of the Company (the “Class A Shares”) and Class B ordinary shares, par value US$0.001 per share, of the Company (the “Class B Shares”, and together with the Class A Shares, the “Shares”), other than the Dissenting Shares (as defined in the Merger Agreement), and (ii) the holders of American Depositary Shares of the Company, each representing fourteen Class A Shares (each, an “ADS” and collectively, “ADSs”), of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, Pegasus Investment Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Pegasus Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof. Pursuant to the Merger Agreement, among other things, Merger Sub will be merged with and into the Company, with the Company surviving the transaction and becoming a wholly-owned subsidiary of Parent. In connection with such merger (i) each issued and outstanding Class A Share (other than the Dissenting Shares) will be cancelled in exchange for the right to receive US$1.5714 in cash per Class A Share without interest (the “Class A Per Share Merger Consideration”), (ii) each issued and outstanding ADS shall represent the right to receive US$22.00 in cash per ADS without interest (the “Per ADS Merger Consideration”) upon surrender of such ADSs, and (iii) each issued and outstanding Class B Share (other than the Dissenting Shares) will be cancelled in exchange for the right to receive US$1.5714 in cash per Class B Share without interest (the “Class B Per Share Merger Consideration”, and together with the Class A Per Share Merger Consideration and the Per ADS Merger Consideration, the “Merger Consideration”) (collectively, the “Proposed Transaction”).

Board of Directors

China Mobile Games and Entertainment Group Limited

June 9, 2015

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2012 through 2014;

b.	The Company’s unaudited financial statements for the three months ended March 31, 2014 and 2015;

c.	A detailed financial projections model for the years ending December 31, 2015 through 2019, prepared and provided to Duff & Phelps by management of the Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the “Management Projections”);

d.	Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by management of the Company; and

e.	Documents related to the Proposed Transaction, including the Merger Agreement;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with Company management its plans and intentions with respect to the management and operation of the business;

4.	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and a review of premiums paid in selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

Board of Directors

China Mobile Games and Entertainment Group Limited

June 9, 2015

3.	Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that (i) the Management Projections are the Company’s most current financial projections available and are considered by management of the Company to be its best estimates of the Company’s future financial performance and financial results, subject to the uncertainty, assumptions and approximation inherent in any projections, (ii) the assumptions supporting the Management Projections are both reasonable and achievable as of the date hereof and have been reviewed and approved by management of the Company, and (iii) Company management does not know of any facts that have occurred since the date the Management Projections were prepared that would lead them to believe that the Management Projections, taken as a whole, are misleading or inaccurate in any material respect;

5.	Assumed that information, data, opinions and other materials relating to the Company and the Proposed Transaction (“Information”) provided to Duff & Phelps and representations made by Company management, either orally or in writing, are substantially accurate, did not and does not contain any untrue statement of material fact in respect of the Company and the Proposed Transaction, and did not and does not omit to state a material fact in respect of the Company and the Proposed Transaction necessary to make the Information not misleading in light of the circumstances under which the Information was provided. Items are considered material, regardless of size, if they involve an omission or misstatement of financial, accounting or other information that would reasonably be expected to change or influence the conclusions of a reasonable person relying thereon;

6.	Assumed that the representations and warranties made by all parties in the Merger Agreement are true and correct and that each party to the Merger Agreement will fully and timely perform all covenants and agreements required to be performed by such party;

7.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

10.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions

Board of Directors

China Mobile Games and Entertainment Group Limited

June 9, 2015

and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion in this Opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon the information made available to Duff & Phelps as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets, properties or liabilities (contingent or otherwise) of the Company. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of Shares or ADSs (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation. In addition, this Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Shares (excluding the Dissenting Shares) and ADSs.

This Opinion is furnished solely for the use and benefit of the Company and the Board of Directors in connection with their consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Board of Directors

China Mobile Games and Entertainment Group Limited

June 9, 2015

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps, the Company, and the Board of Directors dated June 1, 2015 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps stating to the Board of Directors that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Merger Consideration to be received by the holders of Shares (other than the Dissenting Shares) and the holders of ADSs in the Proposed Transaction is fair from a financial point of view to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

ANNEX F

Cayman Companies Law (as amended)—Section 238

Section 238 of the Cayman Companies Law

Rights of Dissenters

238. (1) A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4) Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5) A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating—

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares.

(6) A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires—

(a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

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(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16) The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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